      As filed with the Securities and Exchange Commission on June 2, 2000


                                                               File No. 0-29495
===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------



                               AMENDMENT NO. 3 TO
                                    FORM 10


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                          WORLD COMMERCE ONLINE, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                     DELAWARE                                                        52-2205697
            (State or Other Jurisdiction                                         (I.R.S. Employer
          of Incorporation or Organization)                                     Identification No.)

                              9677 TRADEPORT DRIVE
                             ORLANDO, FLORIDA 32827
                                 (407) 240-8999
              (Address, Including Zip Code, and Telephone Number,
              Including Area Code, of Principal Executive Offices)

                                   ---------

                          Copies of communications to:

          RANDOLPH H. FIELDS, ESQ.                                          MARK E. PATTEN
          GREENBERG TRAURIG, P.A.                                    WORLD COMMERCE ONLINE, INC.
     111 N. ORANGE AVENUE, 20TH FLOOR                                   9677 TRADEPORT DRIVE
          ORLANDO, FLORIDA 32801                                       ORLANDO, FLORIDA 32827
  (407) 420-1000/(407) 420-5909 (TELECOPY)                     (407) 240-8999/(407) 240-9228 (TELECOPY)

                               ------------------

       Securities to be Registered Pursuant to Section 12(b) of the Act:


                                                                          Name of Each Exchange on Which
      Title of Each Class to be so Registered                             Each Class is to be Registered
---------------------------------------------------           ---------------------------------------------------

                     NONE                                                             NONE


       Securities to be Registered Pursuant to Section 12(g) of the Act:

                         COMMON STOCK ($.001 PAR VALUE)
                                (Title of Class)

==============================================================================

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS REGISTRATION STATEMENT. THE INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT IS ACCURATE ONLY AS OF THE DATE OF THIS REGISTRATION STATEMENT. IN THIS REGISTRATION STATEMENT, REFERENCES TO "WORLD COMMERCE," "THE COMPANY," "WE," "OUR" AND "US" REFER TO WORLD COMMERCE ONLINE, INC.

                               ------------------

                               TABLE OF CONTENTS


                                                                                                               PAGE
                                                                                                               ----

Item 1. Business..................................................................................................1

           Corporate History And Development.....................................................................19
           Risk Factors..........................................................................................21
           Cautionary Note Regarding Forward-Looking Statements..................................................28

Item 2. Financial Information....................................................................................29

           Selected Financial Data...............................................................................29
           Management's Discussion And Analysis Of Financial Condition And Results Of Operations.................30

Item 3. Properties...............................................................................................38

Item 4. Security Ownership Of Certain Beneficial Owners And Management...........................................39

Item 5. Directors And Executive Officers.........................................................................41

Item 6. Executive Compensation...................................................................................44

Item 7. Certain Relationships And Related Transactions...........................................................49

Item 8. Legal Proceedings........................................................................................51

Item 9. Market Price Of And Dividends On Registrant's Common Equity And Related Stockholder Matters..............52

Item 10. Recent Sales Of Unregistered Securities.................................................................53

Item 11. Description Of Registrant's Securities..................................................................57

Item 12. Indemnification Of Directors And Officers...............................................................61

Item 13. Financial Statements And Exhibits.......................................................................62

Index To Financial Statements...................................................................................F-1

         All statements, trend analyses and other information contained in this registration statement regarding markets for our products and trends in net revenues, gross margin and anticipated expense levels, and any statement that contains the words "anticipate," "believe," "plan," "estimate," "expect," "should," "intend" and other similar expressions, constitute forward-looking statements within the meaning of the federal securities laws, relating to, among other things, our future prospects and financial performance, expansion plans, business strategies and their intended results. Individuals considering an investment in the Company are cautioned that these forward-looking statements are subject to business and economic risks, including those risks identified in "Risk Factors" and elsewhere in this registration statement and our actual results of operations may differ significantly from those contained in the forward-looking statements because of those risks. The cautionary statements made in this registration statement apply to all forward-looking statements wherever they appear in this registration statement.

ITEM 1.  BUSINESS

OVERVIEW

         We provide Internet-based technology products and services that enable business-to-business electronic commerce, or B2B e-commerce, intended for the global perishable products industries. Our B2B e-commerce products include a broad range of Internet-based technology including basic Internet storefronts for advertising, e-mail and messaging tools for communications, basic websites with information content, and complex trading systems that enable our customers to buy and sell product in a secure e-commerce network. Our core business model involves the aggregation of our B2B e-commerce products into an Internet-based environment, which we refer to as a Global Trade Community. Our Global Trade Community Floraplex(TM) enables our customers within the worldwide floriculture vertical supply chain to utilize the Internet to execute commercial transactions, access industry information and, access communication tools. Our Global Trade Community FreshPlex(TM), which is in the development stage, is designed to enable customers within the worldwide produce vertical supply chain to utilize the Internet to execute commercial transactions, access industry information, and access communication tools. Our Global Trade Communities consist of proprietary and licensed software, hardware and the related technical services necessary to support our customers that are executing transactions with the implementation and use of our Global Trade Communities. Our Global Trade Communities are designed to be the Internet-based conduit for our customers to interact and transact business online.


         Through our wholly-owned subsidiary, World Commerce Online-Floraplex, Inc., we designed and implemented our first Global Trading Community, Floraplex(TM), for the global floriculture industry. Floraplex includes the following trading systems (see also "Products and Services"):

         -        Flower Purchase Network(TM)         Sale transactions between growers and
                                                      wholesalers in Europe
         -        Tradelink(TM)                       Sale transactions between growers and
                                                      wholesalers in the United States
         -        Supply Purchase Network             Sale transactions of hardgoods, which include
                                                      vases, glassware, foam, etc., by
                                                      manufacturers to wholesalers
         -        Floramall(TM)                       Sale transactions between wholesalers and
                                                      retailers
         -        Florashops.com(TM)                  Sale transactions by retailers to consumers

         In September 1999, the Flower Purchase Network and Tradelink trading systems within Floraplex were fully operational. The Floraplex products and services were the only product offerings from which we have derived revenue for the three months ended March 31, 2000 and the year ended December 31, 1999.

         FreshPlex(TM), our second Global Trading Community, for the global produce industry, through our wholly-owned subsidiary, World Commerce Online-FreshPlex, Inc., is in the development stage. The product components of FreshPlex, providing information content and communication tools, including email and chat rooms, were operational in May of 2000. The FreshPlex trading system is in the test phase and we anticipate that it will be fully operational in September of 2000. Based upon management's project cost estimates for FreshPlex, we anticipate completion of the trading system to require additional capital outlays of approximately $2.0 million. Our estimated cost to complete the fully operational trading system within FreshPlex is based upon architectural designs developed from our assessment of product features and functionality. Our estimated cost to complete was produced by our internal development staff based upon assumptions regarding the time and material costs of external development activities and required upgrades or acquisitions of software and/or hardware. Our projected cost to complete the FreshPlex trading system is our best estimate and is subject to risks of uncertainty. Actual results may differ from our estimates. It is our intention to furnish updated disclosures of this estimate and the progress toward completion in our future filings. We anticipate that FreshPlex will begin to generate revenue in September 2000, although we do not expect that any such revenue will offset significantly the net losses we anticipate in the foreseeable future. In addition, for the forseeable future we do not anticipate such revenues would significantly diminish the accumulated deficit, which amounted to $54.2 million as of March 31, 2000.

         The formulation of our B2B e-commerce strategy and business model occurred in the second half of 1998. During the initial stage of our business development, from inception in March 1994 through December 31, 1996, we engaged in the first stage of our business model in the floriculture supply chain whereby we generated revenue and incurred costs in connection with the import and resale of fresh cut flowers. During the year ended December 31, 1997, and the first nine months of the year ended December 31, 1998, as our business model evolved towards an Internet-based offering of products and services to the floriculture supply chain, we utilized available capacity within our internal development team to generate revenue from the development of websites primarily for Global Intertainment Group, Inc., a company under the control of our former President and founder, William A. Mobley, Jr. We did not generate revenues from the import and resale activities or website development in the three months ended March 31, 2000 or in the year ended December 31, 1999.


         We believe the worldwide perishable products industries are well-suited for our Global Trade Communities due to the following characteristics:

         -        Highly fragmented market of buyers and sellers;
         -        Large transaction volumes;
         - Inefficiencies in the supply chain and related cost structure;
         -        Large variety of non-homogeneous products;
         - The time-sensitive nature of perishable products with regard to the relationship between quality and pricing;
         -        Large number of buyers and sellers; and
         - Highly fragmented industry information, including product varieties and pricing.

         Our operating history and financial results prior to September 1998 were reflective of our previous business model including the import and resale of fresh cut flowers and the development of Internet web-sites. Our B2B e-commerce business model is based upon three primary sources of revenue including (see "Revenue Model" for a detailed description of these revenue sources):

         -        transaction fees           fees as a percentage of the
                                             transaction order value
         -        advertising revenue        fees for banner displays and
                                             `click through' advertisements
         -        subscription fees          monthly fees for access

         The B2B e-commerce industry is a highly competitive market. We believe that in order for our business to be competitive in this market we must focus on the following objectives:

         - develop and sustain technology products that are functional and scalable through existing internal development capabilities and web-server infrastructure as well as third party service providers of technology products and integration services;
         - retain personnel with applicable professional experience in the perishable products markets globally through recruitment of referrals by existing personnel or search activities and the utilization of stock options under our existing option plan;
         - establish contractual relationships with supply chain participants with significant annual revenue, market share, or customer base and/or with operating capabilities or geographic reach through our established sales and marketing programs and continued initiatives to develop programs targeting identified customer segments;
         - establish our brands including Floraplex and FreshPlex through traditional print media, trade show participation, and marketing initiatives with service providers; and
         - integrate logistics and financial payment systems technology to enhance our overall product value through contractual relationships with software providers specializing in applicable technology products.


         We have incurred significant losses since our inception. We anticipate that we will continue to incur net losses for the foreseeable future as we build our revenue base and incur costs, particularly associated with product and technology development and sales and marketing initiatives.

INDUSTRY BACKGROUND

         THE INTERNET AND E-COMMERCE

         The Internet has emerged as potentially the most significant force in global commerce, communication and information for businesses as well as consumers. International Data Corporation, or IDC, estimates the number of Internet users will grow from nearly 150 million at the end of 1998 to approximately 500 million by 2002. The dramatic increase in the number of users as well as the enhanced sophistication of content and capability have transformed the Internet from a one-dimensional medium for information and marketing to a complex tool for conducting business and facilitating communication. The evolution of Internet acceptance and functionality parallels the shift of the medium as primarily a tool for business-to-consumer, or B2C, interaction and commerce to a business-to-business, or B2B, model that offers business organizations significant strategic opportunities. The strategic opportunity for B2B e-commerce includes the ability of a business to leverage resources to reach a global customer base, deliver customized content and open new or expand existing channels of connectivity for distribution and sourcing. In addition, B2B e-commerce enables companies to streamline complex, often manual, processes, lower costs, and enhance productivity. The following highlights are indicative of the significant growth projected for e-commerce:

         - According to IDC, B2B e-commerce is projected to grow to $1.5 trillion by 2003.
         - According to Jupiter Communications, Internet advertising expenditures are expected to grow from an estimated $1.9 billion in 1998 to $7.7 billion in 2002 while B2B advertising is projected to grow from just under $300 million in 1998 to $2.6 billion in 2002.

         B2B e-commerce impacts the fundamental business practices of an enterprise. B2B e-commerce solutions alter the nature of business relationships with suppliers, partners, customers and, frequently, competitors. In addition, the B2B e-commerce solution often represents significant automation to processes and workflows that were traditionally paper-based and phone-based practices. The magnitude of the B2B e-commerce transformation on a business operation is heavily influenced by the level of requisite integration of the B2B e-commerce technology with the business' existing information systems. The integration process introduces elements of complexity, cost and timing that will be affected by the relative sophistication of the business participant. B2B e-commerce integration and transformation inherently requires training of personnel and provision of an ongoing customer service capability. The adoption, selection and implementation of a B2B e-commerce technology represents a significant strategic decision and level of commitment for a business. Consequently, we believe the costs of switching to an alternative B2B e-commerce solution would likely be high.

         B2B e-commerce models are being introduced in a large number of industries. We believe that the B2B e-commerce technology designed to provide measurable value by providing competitive advantage and the opportunity of improved automation, reduced costs and increased productivity has the greatest potential for acceptance and adoption. We believe the potential adoption rate will be greatest in industries characterized by a highly fragmented network of supply chain participants, an inefficient supply chain with related inefficient cost structure, large transaction volume, a large number of buyers and sellers and a high level of user acceptance of the Internet or desire to be Internet-enabled.

         THE FLORICULTURE MARKET

         The estimated $150 billion global floriculture market encompasses the production, distribution and marketing of fresh cut flowers and greens, bulbs, bedding plants, perennials, trees, potted plants, bouquets and other consumer-ready products and floral-related hard-goods, including vases, glassware, foam, tools, and supplies. Through a network of growers, manufacturers, importers, brokers, and wholesalers, flowers are delivered from growing regions around the world to retail florists and mass-market distributors such as supermarkets and discount stores. The estimated $150 billion global floriculture market represents the cumulative transaction volume at each B2B supply chain segment (e.g., grower to wholesaler) as well as the B2C volume (retailer to consumer). The global market is comprised of the following three geographic markets:


                    ESTIMATED                                            ESTIMATED
                     MARKETS                                           % SUPPLIED TO
MARKETS              SIZE(7)             SUPPLIERS                   GEOGRAPHIC MARKET
-------             ---------            ---------                   -----------------

Europe(1)             $98B               Holland(4)                         40%
                                         Germany(4)                         15%
                                         Africa(5)                          10%
                                         Middle East(5)                     14%
                                         Italy(6)                            9%
                                         Spain(5)                            5%
                                         Denmark(6)                          5%
                                         Colombia &
                                         Ecuador(5)                          2%

Americas(2)           $30B               Colombia(5)                        70%
                                         Ecuador(5)                         12%
                                         Holland(5)                         13%
                                         Caribbean & other Latin
                                         America(5)                          5%

Asia(3)               $22B               Thailand(5)                        23%
                                         Taiwan(5)                          16%
                                         New Zealand(4)                     15%
                                         China(4)                           14%
                                         Singapore(5)                        9%
                                         Other(4)                           23%

---------
(1) The vast majority of supply in the European market is channeled through the auction system in Holland. The auction system is a unique component of the European market providing logistics functions and financial credit and payment services. The auctions are sales cooperatives that are associations of Dutch growers.
(2) Over 85% of product supply imported into the U.S. is handled through importers in Miami, Florida on a consignment basis.
(3) The significant majority of product produced in these markets is consumed within the market of origin.
(4)      Broad range of floriculture products.
(5)      Primarily fresh cut flower product.
(6)      Primarily potted plants (shrubs/trees).
(7) Estimates based upon data from the Association of International Producers of Horticulture - Union Fleurs 1998 yearbook (Volume 46), edited by the University of Hannover, the 1999 yearbook of the Dutch Flower Council titled MartData 1999, and the 1996 Floriculture and Environmental Horticulture Briefing Room report updated as of May 1999 issued by the Economic Research Service of the United States Department of Agriculture primarily pertaining to production and consumption of cut flowers and potted plants. Estimated market data includes estimates for hardgoods, bulbs, and other floriculture based upon referenced data sources and information supplied by Hortimarc B.V., a horticulture consulting firm in Holland.

         At each stage of the distribution chain, the pricing of cut flowers varies both with supply and demand, as well as quality and freshness. Inherently, fresh products have to be sold or at least delivered to a buyer immediately after harvesting. In Europe this problem is addressed by the auction system using a clock as the pricing mechanism between demand and supply. Growers deliver their products to the auction where the products are sold `at the clock'. The auction system essentially guarantees that nearly all offered products are sold although the price can vary enormously. In the Americas, growers, like Colombian and Ecuadorian growers, send a significant majority of their products on consignment to the buyers/importers in Miami with the expectation that the market will generate a fair price dependant upon conditions of supply or demand. Generally, the freshest, most consistent and highest-quality flowers command the highest prices. A contributing factor impacting prices is brand recognition relative to the grower as well as the growing region. Thus, the distribution system effectively rewards the growers that produce the best product, the importers and brokers that clear and match product with buyers most efficiently, and the wholesalers and bouquet-producing companies that distribute product most effectively while efficiently bringing a quality product to market.


         The distribution channel in the floriculture industry is highly fragmented. The majority of suppliers are small, family-owned farms that operate from a single location or from a small number of outlets in a single region. However, in the Americas market we estimate that more than 50% of the imported product in fresh cut flowers is grown or distributed by two corporate operations, including Dole Fresh Flowers and U.S.A. Floral Products Inc. Floral products have historically been sold at retail through a large number of traditional retail florists. Currently, more consumers have begun to purchase floral products from mass-market retailers such as supermarkets, discount retailers and chain stores. According to estimates of the Floral Index, a floral product marketing company, pertaining to 1999 (as published in the January 2000 issue of Flowers & Magazine, a publication by Teleflora, one of the worlds largest wire service companies) sales in the retail segment of the U.S. floriculture industry totaled approximately $15 billion in 1999, of which $7 billion is fresh cut flowers, with mass-market retailers generating approximately 50% of the retail sales.

         The floriculture industry is built on production cycles, not on traditional, market-driven sales operations. An increasing number of growers are producing product year around, in part, to mitigate the impact of seasonality on their operations and achieve standardized quality for their buyers. The current supply chain utilizes telephones and facsimiles to execute transactions. Growers or importers fax their offerings to existing and prospective wholesale and retail clients. These faxes include product types, volumes offered and sales prices desired. The fax is followed up by a call in which the salesperson reviews the product offerings and attempts to get the wholesaler or retailer to buy the product. Because of the current communication process, many growers are not knowledgeable of consumer demand levels and market information. The window of time to execute transactions between importer and wholesaler is approximately 5-6 hours per day, due to current logistics constraints and a lack of available information, which makes planning and forecasting difficult. Once the sale is made, the logistics carrier is notified and the product is either picked up or delivered to the carrier's refrigerated trucks. We estimate that 12-15% of imported flowers sold are sold direct by the growers to wholesalers or retailers.

         THE PRODUCE MARKET

         The estimated $550 billion global produce market encompasses the production, distribution and marketing of bulk fresh produce, value-added fresh produce products (fresh-cut salads, baby peeled carrots, etc.) and supplies and services for the fresh produce industry. Through a network of growers, packer/ shippers, importer/exporters, brokers, wholesalers and transportation companies, fresh produce is brought from growing regions around the world to food service establishments and retail grocers. The estimated $550 billion global produce market represents the cumulative transaction volume at each B2B supply chain segment only (e.g., packer/shipper to wholesaler). The global market is comprised of the following four geographic markets:

                    ESTIMATED                                            ESTIMATED
                     MARKETS                                           % SUPPLIED TO
MARKETS               SIZE               SUPPLIERS                   GEOGRAPHIC MARKET
-------             ---------            ---------                   -----------------

North America(1)      $215B(5)           Domestic                           70%
                                         Imported                           30%

Latin America(2)      $35B(6)            Domestic                           80%
                                         Imported                           20%

Europe(3)             $215B(6)           Domestic                           60%
                                         Imported                           40%

Asia(4)               $85B(6)            Domestic                           85%
                                         Imported                           15%

---------
(1) The majority of the product supply for North America originates from 10 states primarily in the Western and Southern United States. During the winter months, product is imported from countries in the Southern Hemisphere, including Mexico (50%), other Latin American countries (40%) and Europe (including The Netherlands, Spain and Israel) (10%).
(2) The majority of product supply for Latin America is grown domestically. Product that is not grown domestically is imported from the United States or Canada.
(3) Product that is not provided by countries on the Continent is imported from Africa, the Middle East, South America and the United States.
(4) China is also a major producer of fresh produce but due to a lack of distribution infrastructure and unfavorable trade policies, it has not become a global or even regional supplier.
(5) North American estimates based upon data in the 1999 Fresh Track report published by the Produce Marketing Association, the 1992 Census of Agriculture published by the National Agricultural Statistics Service (part of the USDA), and the 1994 report of the Economic Research Service (also part of the USDA).
(6) Estimates provided by Novelle Consulting, L.L.C. based upon data from statistical reports of North American market and internal data collection.

         The produce industry has experienced significant consolidation in recent years, including both retail as well as supply, and is a highly competitive industry. Buyers have increasingly more responsibilities and sellers are finding the need to become year-round, multi-national suppliers in order to serve their customers' needs and thereby retain their customers' business.

         Most produce items are very time and temperature sensitive. Consequently, the supply chain contains a complex distribution/logistics system to get the product from farm level to consumers around the world. Almost all produce is shipped to a distribution center before being sent to a retail location.

         The produce industry is built on supply and demand curves. These market dynamics create wide fluctuations in market prices and provide a business atmosphere in which up-to-date information that is easy to access and use is a critical strategic tool.

THE OPPORTUNITY

         We believe there is a significant need for a neutral, Internet-based B2B e-commerce solution for the global perishable products industries, bringing buyers and sellers together in a single trading system to execute transactions online. In addition, we believe there is a significant need for a consolidated information source providing current industry knowledge relative to the worldwide markets and educational resources.

         The fragmentation and complexities of the global perishable products industries and the current paper-based, telephone-based buying processes provide the core opportunity for a B2B e-commerce solution that seamlessly links suppliers with buyers of perishable product. To be an effective solution meeting the needs of supply chain participants, a solution must be cost-effective, easily implemented and maintained, enable the business to sustain existing buying policies, offer opportunities for increased access to suppliers and customers and must represent minimal disruption to the existing trading model. We believe it is critical that the B2B e-commerce solution offer an impartial and fair environment for buying and selling with adequate and accurate product pricing data and product descriptions.

OUR SOLUTION

         Our Global Trade Communities are the Internet-based marketplace for the global perishable products industries facilitating interactions and transactions by our customers. We utilize Internet-based technology, our management's industry experience, and relationships with industry participants with significant annual revenue, market share, or customer base, geographic reach, or organizational capabilities in marketing, sales, or distribution to provide a B2B e-commerce trading system designed to enhance sales and marketing productivity, reduce costs, increase customer access, increase supply chain efficiency (i.e. order and fulfillment cycles) and meet user demand for online trading capability. We assist our customers in using the Internet for B2B e-commerce in a secure Internet-based trading environment. Our Global Trade Communities provide our customers with the ability to utilize the Internet for expanded access to new and existing customers and suppliers globally, and enable them to conduct B2B e-commerce.

BENEFITS TO OUR CUSTOMERS

         We believe our Global Trade Communities provide our customers with the following potential benefits:

         - Increased product quality based upon the enhanced supply chain efficiency and effectiveness providing growers with opportunities for improved profitability;
         - Single site access to multiple suppliers and buyers, permitting efficient product procurement and expanded sourcing;
         - New market access and global reach providing cost effective strategic growth opportunities without the impediment of geographic boundaries;
         - 24 hour/7 day access to "available for sale" inventory expanding the window of time for procurement processes;
         - Internet-based, automated, order processing should reduce error and discrepancy rates, increase process efficiency through access to expanded supply scheduling, and decrease dependency on and cost of traditional telecommunication tools;

         - Paperless record of transaction histories and communications, providing enhanced demand forecast analysis and reorder capability;
         - Increased human resource productivity by eliminating manual interactions (phone and fax) and creating excess capacity for human capital allocation;
         - Reduced marketing costs by allowing targeted marketing campaigns online (i.e. e-brochures) and utilization of less expensive mediums for supplementary advertising;
         - Opportunity for increased market share from existing and expanded customer base due to ease of operating system and online features;
         - Stronger business relationships from the enhanced connectivity within a more efficient supply chain;
         - Improved logistics, inventory management and production processes relating to reduced spoilage and improved production scheduling and forecasting;
         - Enhanced profitability potential from expanded revenue opportunity and increased productivity of personnel;
         - Increased access to comprehensive global industry news, daily, weekly and monthly features, as well as the year-long calendar of industry events and registration; and
         - Convenient, online messaging, teleconferencing and real time audio and video.

STRATEGY

         Our goal is to be the B2B e-commerce solution for the global perishable products industries, providing an Internet-based technology utility, which facilitates global trade and, provides a centralized online resource with communication capability and consolidated industry information relative to global markets and educational tools. We intend to capitalize on our technology and market position to establish the standard for global B2B e-commerce in the perishable products industries. To accomplish our goals, we are pursuing a strategy built on the following initiatives:


         TARGET FLORICULTURE AND PRODUCE SUPPLY CHAIN PARTICIPANTS TO ACHIEVE ACCEPTANCE AND ADOPTION

         We believe successful execution of our B2B e-commerce business model must begin with acceptance and adoption by the supply chain participants with significant market share, customer base or annual revenues, with significant scale in sales and marketing capability or distribution capacity, or with large multi-national or national operations. We displayed and demonstrated a prototype of the Floraplex products and business model at the Wholesale Florist & Florist Suppliers of America trade show in January 1999 and displayed a prototype of the FreshPlex product and business model at the Produce Marketing Association trade show in October 1999. Since their introductions we have entered into agreements with supply chain participants including the Flower Auction Aalsmeer and Flower Auction Holland, two auctions in Holland with estimated annual transaction sales of $1.5 billion and $1.4 billion, respectively, with Dole Fresh Flowers, with annual revenue of more than $200 million, and with Charles Kremp and the Kremp Network, a network of approximately 30 retail florists in the U.S. each with an average annual revenue of more than $1 million. We are seeking to expand our penetration into other organizations at each component of the supply chain in each geographic market for floriculture and produce. We are continuing to expand our sales force. Our sales and marketing programs are intended to attract the organizations or networks of organizations at each component of the supply chain to promote our B2B e-commerce products to their customers and suppliers and to develop our brand. These programs include our 'hub and spoke' strategy which targets regional wholesale florists to promote our

B2B e-commerce products to their customer base, the retail florist, and promote product purchases from the wholesaler through our trading systems.


         ESTABLISH FLORAPLEX AND FRESHPLEX AS RECOGNIZED BRANDS FOR B2B E-COMMERCE.

         We plan to establish Floraplex and FreshPlex as the industry standard for B2B e-commerce relative to product quality and operational effectiveness in the global perishable products marketplaces. We plan to achieve significant penetration among the supply chain participants in our targeted perishables product industries by promotion of our brands. We intend to promote our brands through traditional print media, including advertising in industry periodicals. We will participate as a speaker or booth presence at most of the significant international and U.S. based trade shows held annually. We will also conduct marketing initiatives with service providers with whom we have contractual relationships whereby we will utilize the sales and marketing personnel of the service providers to identify potential customers for us. We believe the combination of strong brand awareness, the functionality of our Global Trade Communities, and our customer base will create competitive advantage in our market.

         BUILD RELATIONSHIPS WITH SERVICE PROVIDERS TO STRENGTHEN MARKET
POSITION.

         It is our goal to selectively pursue relationships supporting our strategy with Internet technology providers, Internet service providers, web site developers and systems integrators. Our relationships will focus on complementary Internet-based products as well as products complementary to our targeted supply chains including logistics and financial payment systems. We believe the execution of agreements with selected service providers may incorporate the use of our equity instruments including warrants or direct investments in our stock as well as fee arrangements based on time and materials or at a fixed price. We believe these relationships will be important in our efforts to achieve adoption and penetration of our B2B e-commerce products and services, increase our brand recognition and enhance the value of the supply chain to our customer base.


         LEVERAGE FLORAPLEX AND ITS BUSINESS MODEL TO FRESHPLEX AND OTHER GLOBAL TRADE COMMUNITIES.

         We have developed and are implementing a business model and technology infrastructure for Floraplex. We intend to leverage our technology infrastructure and business model into subsequent Global Trade Communities, including FreshPlex during 2000. We believe certain similarities in the perishable products industries provide us with the opportunity to benefit from our experience with Floraplex and effectively replicate the technology development and the sales and marketing operations structure.

         CREATE AN INTERNET-BASED SALES AND MARKETING TOOL FOR OUR CUSTOMERS.

         We believe a functional goal of our Global Trade Communities is to provide our customers with a secure Internet-based system that significantly enhances their sales and marketing capabilities. A critical element to achieving our goal is to have significant industry experience on our management team. Our industry experience allows us to understand our customers, optimize our relationships with supply chain participants, and efficiently meet the functional requirements of our customer in the development or advancement of our technology and related B2B e-commerce tools.

         EXPAND AND ENHANCE OUR TECHNOLOGY AND CONTENT TO INCREASE THE VALUE AND FUNCTIONALITY OF OUR GLOBAL TRADE COMMUNITIES.

         We plan to continue to expand and enhance our network content as well as our Internet-based B2B e-commerce technology to increase performance and emphasize quality for our customers. We intend to continuously evaluate the content provided in our information portals and improve or expand the information to promote quality as well as relevance to our global customer base. Further, we will evaluate our existing infrastructure of hardware and software on an ongoing basis to assess performance and customer demand, as well as identify current advancements in technology that may enhance the quality of our products or the integration of our customer's or strategic partner's technology.

         INTEGRATE LOGISTICS AND FINANCIAL SERVICES IN OUR TRADING SYSTEMS TO ENHANCE THE VALUE OF OUR GLOBAL TRADE COMMUNITIES.

         We believe the B2B e-commerce trading system for the global perishable products industries must provide customers with the ability to access logistics services for efficient and cost effective product movement and financial services for enhanced payment options and timely credit information. In 1999, we executed an agreement with an Internet-based technology provider to facilitate financial services between supplier and wholesaler in the Americas market segment of Floraplex. In April 2000, we executed a software license agreement with a developer of supply chain management software to facilitate logistics and supply chain management capabilities globally within our Global Trade Communities. We will continue to pursue arrangements and strategic alliances with providers of technology or services specializing in logistics fulfillment as well as financial services.

REVENUE MODEL

         FLORAPLEX


         - TRANSACTION FEES: For the three months ended March 31, 2000 and the year ended December 31, 1999, we earned revenue from the seller in each transaction conducted within Floraplex with transaction fees ranging from 2% to 8% of the transaction order value. The percentage varies based upon a sliding scale of total transaction volume conducted within a specified time period. We intend to earn revenue from transactions between retailers and end consumers by charging the retailer a flat fee for each transaction and a fee equal to 5% of the transaction order value.

         - ADVERTISING REVENUE: For the three months ended March 31, 2000 and the year ended December 31, 1999, we earned revenue from advertising fees paid by business enterprises wishing to reach our customers. Business enterprises are charged varying rates for advertising space through banner displays and "click-through" advertisements. Floraplex provides a concentration of industry participants which we believe provides significant opportunity for cost efficient and effective targeted marketing for a business seeking to reach our customers. We also earned revenue from advertising fees paid by our customers who utilize our web-marketing products and services. We anticipate that our revenue opportunities from advertising will continue to expand as we pursue affinity marketing arrangements and strategic sponsorship agreements.

         - SUBSCRIPTION FEES: For the three months ended March 31, 2000 and the year ended December 31, 1999, we earned revenue from subscription fees paid by our customers for access to Floraplex. Subscription fees are determined according to the nature of a customer's participation and the number of subscribers. Customers generally will be charged $9.95 per month for access to the information and communication portal and $99 per month for access and participation in the trading systems.

         FRESHPLEX

         - TRANSACTION FEES: We intend to earn revenue from both the buyer and seller in each transaction conducted within FreshPlex based upon a charge per carton which approximates fees ranging from 1% to 2% of the transaction value. In addition, we plan to earn revenue from transactions involving industry suppliers such as fertilizer or pesticide producers with transaction fees ranging from 3% to 5% of the transaction value.

         - ADVERTISING REVENUE: We intend to generate revenue from advertising fees in substantially the same manner as Floraplex.

         - SUBSCRIPTION FEES: Subsequent to development of the portal component of FreshPlex, we intend to earn revenue from subscription fees paid by our customers for access to FreshPlex. Subscription fees are determined according to the nature of a customer's participation and the number of subscribers.


         We did not earn revenue from any source relative to FreshPlex in the three months ended March 31, 2000 or in the year ended December 31, 1999.


TECHNOLOGY

         We have developed and implemented a broad array of technologies using a combination of proprietary technologies and commercially available, licensed technologies. Approximately 60% of the technology we currently use is licensed technology; the remaining 40% is proprietary technology. Our current strategy is to license commercially available technology whenever possible while also having internal resources capable of systems development and third party development arrangements. We expect that commercially licensed technology will continue to be available at reasonable costs.

         We developed the majority of our applications using the Microsoft Development Suite tools. This allows our customers to buy and sell product over the Internet quickly and easily. In addition, we developed an XML application available in our trading systems which allows our customers to upload their available inventory and other pertinent business information into our trading system as well as download inventory and sales data.

         Our web-marketing products incorporate advanced software applications to enable Internet-based promotions through banners, direct e-mail programs, electronic brochures and electronic catalog distribution with interactive ordering capability.

         Scalability. The scalable structure of our hardware and software allows for rapid deployment of our Global Trade Community framework to new geographic markets or industries while maintaining desired user performance standards. In the rapidly changing Internet environment, the ability to update an application to stay current with new technologies is critical. The system's base technology and database design allow for the addition, modification, or replacement of Web site based applications in a cost-efficient and expeditious manner.

         Reliability and Security. Our Web server architecture is redundant with no single point of failure. All components of the system architecture, both software and hardware, are duplicated. Under normal operations both sets of components operate. In the event that one component fails the duplicate component will seamlessly provide all system support required for uninterrupted operation.

         We use CheckPoint Firewall-1 software to protect our Web servers. Our Web server production machines are located at the facilities of SunGard Data Systems, Inc. in Philadelphia, Pennsylvania. SunGard provides professional data center hosting facilities and redundant high-speed Internet connectivity. SunGard also provides monitoring and support 24 hours a day, seven days a week supplementing our own system administrators. We encrypt all data internally and externally using DES encryption, Secure Socket Layer, and the Hyper-Text Transmission Protocol Secure browser protocol.

         Our existing infrastructure for Floraplex has the system capacity for approximately 1 million transactions per day relative to trading activities and for 3 million discrete hits per week relative to overall usage of our aggregate B2B e-commerce products. Our current transaction usage is less than 1% of capacity on a daily basis and we are experiencing approximately 200,000 hits per week on our combined systems and sites.

         We have developed our own content and Web site management tools to facilitate the maintenance and updating of our Global Trade Communities. Our Web site management tools allow our editors to update our Web sites from remote locations throughout the day.

PRODUCTS AND SERVICES

         Floraplex contains specific trading systems for buying and selling tailored to the different segments of the floriculture supply chain and an information and communication portal providing comprehensive global industry news and information and Internet-based communication tools. Our products and services within Floraplex include:



PRODUCT/SERVICE AREA                 PRODUCT NAME                       PRODUCT DESCRIPTION
--------------------                 ------------                       -------------------

Trading Systems                     Flower Purchase            Online trading systems dedicated to transactions
                                      Network(TM)              for growers and importers of floriculture products
                                    Trade Link(TM)(1)          selling to wholesalers. Users can build "available
                                                               for sale" inventory listings, schedule their
                                                               inventory according to an annual calendar, browse
                                                               new buyers, view purchase reports, and edit
                                                               purchase points.

                                 Supply Purchase Network       Online trading systems dedicated to transactions
                                                               for manufacturers and suppliers of hardgoods
                                                               selling to wholesalers. Users can build "available
                                                               for sale" inventory listings, browse new buyers,
                                                               view purchase reports, and edit purchase points.


PRODUCT/SERVICE AREA                 PRODUCT NAME                       PRODUCT DESCRIPTION
--------------------                 ------------                       -------------------

                                      Floramall                A trading system specifically tailored for product
                                                               sales by the wholesaler to the retailer, providing
                                                               24-hour online sales of product. Product
                                                               enhancements include tools designed to enhance
                                                               marketing capabilities including product catalogs
                                                               and e-brochures. Technology tools also provide
                                                               wholesaler with the ability to load `available for
                                                               sale' inventory.  Wholesale florists can also pre-
                                                               allocate inventory for regular buying customers.

                                    Florashops.com             Primarily a trading system to facilitate the retailer
                                                               link into Floramall and trading activities with the
                                                               wholesale florist. Specifically the product enables
                                                               transactions by retail florists to consumers. A
                                                               dedicated search engine allows consumers to
                                                               actively seek and find retailers by location or
                                                               desired product.

Information                           Floraplex                Website with global industry news content
                                                               (including features, profiles, letters to the editor),
                                                               calendar of industry events, USDA market reports,
                                                               education links, product library and breeder's
                                                               showcase, web-casts, membership directory, and
                                                               general world news content.

Communications                        Floraplex                `Web-based' tools for industry contact and
                                                               communication providing e-mail system, chat
                                                               rooms, and message boards.

------------------------------
(1) Trading system originally built for the Americas market. We plan to merge our global trading systems technology as a single platform under the Flower Purchase Network.

         The FreshPlex products and services are currently in the development stage. We anticipate the component parts of FreshPlex will consist of the same products and services as Floraplex excluding a B2C component similar to Florashops.com. Due to the nature of the produce market, we intend for the FreshPlex trading system to be a single product that incorporates all the participants in the supply chain from the grower to the retailer. We intend to have the information and communication product components of FreshPlex available in the second quarter of 2000 and the first version of the trading system available beginning in the third quarter of 2000.


MATERIAL AGREEMENTS

         I2 TECHNOLOGIES, INC.


         In April 2000, we entered into a software license agreement with i2 Technologies, Inc., a provider of supply chain management and logistics software. Our agreement with i2 is intended to enhance the value of our products and services by integrating logistics and supply chain software into our Global Trade Communities. We will have Internet-based access to i2's TradeMatrix(TM), a platform of software applications that enables customers to perform supply chain management and fulfillment activities, including demand consolidation, supply segregation and order fulfillment within FreshPlex and Floraplex. Through our agreement with i2, FreshPlex and Floraplex will also provide access to i2 software that will enable our customers to obtain logistics and transportation services.


         Terms of the agreement include an exclusivity provision which requires i2, for a period of six months from the date of the agreement, to not develop and execute a sales and marketing strategy with several of our major competitors. As consideration for acquiring the software license we issued to i2 a warrant representing the right to purchase 1.25 million shares of our common stock at an exercise price of $7.00 a share. The warrant vests immediately and has a fair value of approximately $8 million based on a Black Scholes option pricing model.

         As part of the agreement we agreed to pay i2 a royalty fee equal to 5% of our gross revenues with minimum royalty payments of $0.5 million, $0.75 million and $1 million, respectively, in each of the three successive years after the launch date of the software which is currently estimated to be in September 2000. In addition, we have entered into a three-year joint marketing agreement that requires the development of a joint marketing plan between the companies to facilitate our sales and marketing strategy. As payment for their marketing efforts, i2 will receive a finder's fee for customer leads it provides to us. The finder's fee is equal to 50% of the fees we receive from a customer for access to our products, less specific deductions as outlined in the agreement.

         Flower Auction Aalsmeer


         In December 1999, we reached an agreement with Flower Auction Aalsmeer, or the VBA, a flower and plant auction in Holland with estimated annual sales of $1.5 billion. The VBA is a cooperative organization owned by Dutch growers providing supply chain services including product trading through an auction system, logistics services that involve moving product received from growers at the auction facility to the buyers transportation equipment or warehouse space at the auction facility, and a payment system for growers whereby the VBA collects from buyer's payment for product purchase transactions and remits the amount to the seller, net of the auction fees. Our agreement provides for the utilization of Floraplex and specifically our trading system technology for transactions between growers and the exporter/wholesaler buyers of the VBA. The five year agreement contained no agreed transaction fee rate structure. However, at the time of the execution of this agreement, the parties orally agreed to apply a transaction fee of 4% of the transaction order value. The VBA will continue to provide their payment system and logistics services regardless of whether a product is purchased on Floraplex or through the auction process. Payment for these services will continue to be the responsibility of the buyer or seller of floriculture product in accordance with the traditional operating guidelines of the auction. For the three months ended March 31, 2000 and the year ended December 31, 2000, we had recognized approximately $35,000, or 80% of total transaction fee revenue, and $10,000, or 50% of total transaction fee revenue, respectively, in transaction fees, paid by the seller, related to sales of product. As of March 31, 2000, we have not negotiated a more definitive agreement with agreed upon transaction rates and terms of service.

         ANSWERTHINK CONSULTING GROUP, INC.


         In July 1999, we entered into a strategic services contract with AnswerThink, Inc., a consulting firm of systems architects and integrators, to design the integrated technology for our trading systems. Our agreement with AnswerThink provides us with additional resources for development of our technology products and the ability to offer resources to our customers to assist in the integration of our products. The contract requires our approval of individual statements of work for each assigned service and provides for costs to be billed on a time and materials basis with no guaranteed fees or minimum billing levels.


         As part of our arrangement with AnswerThink, Inc. and in recognition of AnswerThink's role in our agreement with i2, in March 2000, we issued two warrants representing the right to purchase 155,000 and 95,000 shares of our common stock at an exercise price of $18 per share. See "Description of Registrant's Securities."




         ECREDIT.COM, INC.


         In December 1999, we entered into a three year agreement with eCredit.com Inc. to integrate eCredit's Internet-based financial services product into Floraplex for the Americas market segment providing Internet-based sourcing of financial payment and credit services for grower to wholesaler transactions. Our agreement with eCredit is intended to provide us access to technology that enables us to connect our technology to the services of financial institutions or similar organizations that facilitate payment or funding of transactions and provide other credit services. In addition, we intend for this agreement to provide access to financial service providers who have existing relationships with eCredit and those financial service providers who may have relationships with eCredit in the future. Our minimum commitment relative to fees per payment transactions processed in an annual period is approximately $150,000 in 2000, $240,000 in 2001, and $650,000 in 2002. The
agreed upon transaction levels and minimum fees are not applicable until we identify, select and approve financial service providers presented by eCredit and the successful implementation of eCredit's software. As of March 31, 2000, we have not selected or approved a financial service provider.


SALES AND MARKETING

         Our sales and marketing team includes several individuals who have spent the majority of their professional careers, in all instances more than 10 years, in the floriculture and produce industries in areas including supply/production, and distribution. Our industry professionals have assisted in the overall development, introduction, and implementation of our Global Trade Communities. The following information regarding our sales and marketing operations pertains primarily to Floraplex.


         We currently sell Floraplex primarily through a direct sales force that is actively targeting supply chain participants that we believe have the largest annual revenues, significant market share, a large customer base, significant sales and marketing capability or distribution capacity in the European and the Americas market segments. As of March 31, 2000, we had 43 full-time employees in our sales and marketing organization. As of March 31, 2000, we had 11 full-time employees in direct sales.

         Our technical consulting group directly supports our sales and distribution efforts by providing technical consulting and integration assistance to our current and prospective customers. As of March 31, 2000, we had 6 full-time employees in our technical consulting group.

         We believe that a high level of customer service and support is critical to the successful marketing and sales of our Global Trade Communities. We are building a service and support organization to meet the needs of our customers. As of March 31, 2000, we had 4 full-time employees in our customer service and support organization and 6 full-time employees in our product management organization. We are seeking to hire additional customer service and support personnel as our customer base grows and as we introduce new products and services.

         To support our sales efforts and actively promote Floraplex and FreshPlex, we conduct targeted marketing programs. Our marketing programs include an active public relations campaign, print advertisements, online advertisements, trade shows, relationships with professional associations within the industry and on-going customer communications programs. We focus our marketing efforts on business and trade publications, online media outlets, industry events and sponsored activities. We participate in a variety of Internet, floriculture and produce industry conferences and encourage our officers and employees to pursue speaking engagements at these conferences. As of March 31, 2000, we had 20 full-time employees in our marketing organization.


RESEARCH AND DEVELOPMENT

         We recognize that strong product and service development capabilities are a critical component of our strategic success. We believe the development capability is essential for enhancing our technologies, developing or integrating new applications for our Global Trade Communities, and maintaining our competitiveness. We believe these development capabilities need to represent internal resource strengths as well as third party providers sourced and selected based upon criteria such as quality, scalability and strategic fit. We have invested and intend to continue to invest a significant amount of human and capital resources in our research and development organization and activities.


         As of March 31, 2000, we had 17 full-time employees and 5 third-party professionals dedicated to our development efforts. Our development team is primarily focused on developing and enhancing our Global Trade Communities, as well as developing applications that advance our customer's capability to integrate their internal systems to our Global Trade Communities, and the functionality of our information content. We are currently in the process of developing and integrating new technology or updated versions of existing technology into our Global Trade Communities as part of our planned release of product enhancements in 2000. Product and technology development expenditures were approximately $7.6 million, $0.4 million and $0.1 million in 1999, 1998 and 1997, respectively. Our development costs include expenditures for third-party development and systems integration organizations. We expect to continue to commit resources to research and development in the future.


         In 1998 and 1997, all expenses for product and technology development were expensed as incurred. In 1999 we capitalized $4.8 million of our product and technology development costs as computer software assets to be amortized over 3 years in accordance with the AICPA's Statement of Position 98-1.

COMPETITION

         The market for B2B e-commerce and Internet-based ordering and trading is new, rapidly evolving, and intensely competitive. We expect competition to increase both from existing competitors as well as new entrants, for various components of our Global Trade Communities. We face competition from the following areas:

         -        Other e-commerce companies;
         -        Traditional supply chain participants;
         - Enterprise software companies that offer or develop an alternative trading product.

         Competition from other B2B e-commerce companies in the produce market segment is particularly extensive with between 8 to 10 organizations specifically targeting the U.S. and European supply chains including domestically; Produce Online, Buyproduce.com, and DTN, and in Europe; World of Fruit.com and Produce World. Our competition in the B2B component of the floriculture market segment includes Flower Web, a B2B e-commerce company in Holland, as well as organizations competing in the domestic B2C component such as: FTD.com, 1-800-flowers.com, ProFlowers and Gerald Stevens, Inc. Competition may also include B2C e-commerce companies in markets other than perishable products seeking expanded revenue sources in the B2B market. We are unaware of competitors for the Asian market for floriculture or produce that are located in that market.

         We could face further competition in the future from traditional supply chain participants that enter into B2B e-commerce with an Internet-based trading system of their own or by partnering with other companies. Traditional enterprise software companies such as IBM, Oracle, or SAP could in the future develop and offer a competitive set of products. Additionally, B2B e-commerce companies currently focused on other industry segments could offer their products in our targeted industries.

         Our current and potential competitors may develop Internet-based trading products that are superior to our Global Trade Communities and achieve greater market acceptance. Many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial resources as well as technical and marketing capabilities. These competitors could adopt more aggressive pricing structures, initiate more aggressive sales and marketing programs and make offers to customers, strategic partners, employees or third parties with more alternatives providing complementary supply chain products.

         Consequently, we cannot be certain that we will be able to expand our customer base and retain our existing customers. We may not be able to compete successfully against our current or future competitors and competition could have a material adverse effect on our business, financial condition and results of operations.

INTELLECTUAL PROPERTY

         We rely on copyright, trademark, and trade secret laws, confidentiality agreements with employees and third parties, and license agreements with consultants, vendors, and customers to protect our proprietary technology. Despite such protections, a third party could, without authorization, copy or otherwise appropriate information from our Global Trade Communities. Our agreements with employees, consultants and others who participate in development activities could be breached, we may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by competitors.

         We rely upon certain licenses from third parties for the majority of our content and technology and may be required to license additional technology in the future for use in managing our Global Trade Communities and providing related services to our customers. There can be no assurance that these third-party licenses will continue to be available to us on acceptable terms, or at all. We do not, however, believe that we are dependent upon any single licensor of technology or content.

         We have applied for numerous trademarks, none of which have been issued to date. We currently have pending applications for trademarks. Generally, we cannot protect certain of our Web addresses for our Global Trade Communities as trademarks due to the fact that they are too generic. The laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in such jurisdictions.

         There have been substantial amounts of litigation in the computer industry regarding intellectual property assets. Third parties may claim infringement by us with respect to current and future products, trademarks or other proprietary rights, or we may counterclaim against such parties in such actions. Any such claims or counterclaims could be time-consuming, result in costly litigation, diversion of management's attention, cause product release delays, require us to redesign our products or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect upon our business, financial condition and operating results. Such royalty and licensing agreements, if required, may not be available in terms acceptable to us, or at all.

SEASONALITY


         We anticipate that our revenues and operating results relative to Floraplex will be subject to seasonality. Specifically, we anticipate that our revenues and operating results in the third quarter relative to Floraplex will tend to be lower due to the lack of popular holidays for which floriculture consumption is increased. Our actual results for the three months ended March 31, 2000, and the year ended December 31, 1999, the only periods for which results are derived from our B2B e-commerce business model, are insufficient to indicate the degree of seasonality we may experience. However, we believe, for instance, that greater than 30% of the annual gross revenue for the average retail florist in the United States is generated from Valentine's Day and Mother's Day.


EMPLOYEES


         As of March 31, 2000, we had a total of 98 full-time employees worldwide. We expect to hire additional employees in 2000. We believe our relations with our employees are good. Our future success will depend, in part, on our ability to attract, retain and motivate highly qualified technical, sales and marketing, and management personnel, for whom competition is intense.


                       CORPORATE HISTORY AND DEVELOPMENT

         - The Floral Foundation, Inc., or FFI, was incorporated in the State of Florida on March 30, 1994.

         - From its inception, FFI conducted limited activities related to importing fresh cut flowers.

         - In July 1996, FFI changed its name to World Commerce Online, Inc. which we refer to as WCO Florida.

         - On August 23, 1989, we were incorporated in the State of Nevada, and our initial name was "Sunrise Express, Inc."

         - On September 10, 1998, we entered into a voluntary share exchange with the stockholders of WCO Florida, whereby WCO Florida became our wholly-owned Florida subsidiary.

         - Pursuant to the share exchange, we issued 7,020,000 shares of our common stock to the stockholders of WCO Florida for their 7,020,000 outstanding shares of common stock.

         - In September 1998, we changed our name to "World Commerce Online, Inc." and in March 1999, WCO Florida changed its name to World Commerce Online-Floraplex, Inc.

         - We have acquired all the intellectual property rights and other assets from World Commerce Online-Floraplex in exchange for the assumption of its liabilities.

         - We have since licensed the technology back to World Commerce Online-Floraplex.

         - We commenced operations of Floraplex in the third quarter of 1999.

         - In October 1999, we changed our state of incorporation from the State of Nevada to the State of Delaware.

                                  RISK FACTORS

         Before you invest in our common stock, you should be aware of various risks described below and carefully consider these risk factors, together with all of the other information included in this registration statement, before you decide whether to purchase shares of our common stock.

         BECAUSE WE HAVE A LIMITED OPERATING HISTORY, THERE IS LIMITED INFORMATION UPON WHICH TO BASE AN INVESTMENT DECISION

         The formulation of our B2B e-commerce strategy and business model occurred in the second half of 1998, consequently we did not engage in any such operations from the date of our inception until after our share exchange with World Commerce Online-Floraplex in September 1998. From September 1998 until we commenced operation of the Floraplex products and services in the third quarter of 1999 we generated no revenue and engaged in only limited operations including hiring personnel, raising capital and developing software for Floraplex. As a result of our limited operating history, we have limited meaningful historical financial data that can be used in evaluating our business and prospects and in projecting future operating results.

         WE HAVE A HISTORY OF OPERATING LOSSES AND CANNOT GUARANTEE THAT WE WILL EVER BE PROFITABLE


         We have incurred annual losses from operations since our inception, and we expect to continue to incur losses from operations on both a quarterly and an annual basis for the foreseeable future. We had operating losses of approximately $8.1 million and $12.6 million for the three months ended March 31, 2000 and the year ended December 31, 1999, respectively. At March 31, 2000 and December 31, 1999, we had an accumulated deficit of approximately $54.2 million and $45.6 million, respectively. Our business is still in the development stage, and revenue and income potential from our business is unproven, making an evaluation of us and our prospects difficult. There can be no assurance that our revenues will significantly increase or that we will achieve or maintain profitability or generate cash from operations in future periods.


         DUE TO THE SEASONALITY OF THE FLORAL PRODUCTS INDUSTRY IN THE UNITED STATES OUR REVENUES MAY BE SUBJECT TO FLUCTUATIONS OR THE RESULTS OF OUR OPERATIONS MAY SUFFER

         Our revenues and operating results may vary from quarter to quarter due to factors beyond our control. For example, in the domestic floral industry, revenues and operating results typically tend to be lower for the quarter that ends on September 30 because none of the most popular floral holidays, which include Valentine's Day, Easter, Mothers Day, Thanksgiving and Christmas, fall within that quarter. In addition, the popular floral holiday of Easter sometimes falls within the quarter that ends on March 31 and sometimes falls within the quarter that ends on June 30. As a result of this seasonality, our revenues may fluctuate significantly. In addition, due to the fixed nature of some of our expenses, fluctuations in revenue due to seasonality may adversely impact our interim results of operations.

         OUR FUTURE GROWTH AND THE GENERATION OF REVENUE DEPENDS ON THE SUCCESS OF FLORAPLEX

         Currently, all of our revenues are derived from Floraplex, and we do not anticipate deriving any revenues from FreshPlex until the second half of fiscal year 2000. Floraplex may not achieve the widespread market acceptance necessary for us to succeed. Failure of Floraplex to operate as anticipated could delay or prevent its adoption by our customer base. If our targeted customers do not adopt

Floraplex and successfully implement our trading system, our revenue will not grow significantly and our business prospects will suffer.

         OUR FUTURE EARNINGS WILL BE DECREASED DUE TO THE SIGNIFICANT AMOUNT OF STOCK OPTIONS AWARDED TO OUR EMPLOYEES AND THE GRANTING OF WARRANTS TO PURCHASE OUR COMMON STOCK


         We have awarded a significant amount of stock options to our employees and granted warrants to purchase our common stock at exercise prices below market value on the date of award or grant, for which we have incurred compensation expense. For the three months ended March 31, 2000 and for the year ended December 31, 1999, we incurred expense in the amount of $3,024,279 and $2,828,369, respectively, in connection with the grant and amortization of stock options and stock grants awarded to our employees and the grant and amortization of warrants to purchase our common stock. Our earnings have been decreased by the corresponding amount of compensation expense. As of March 31, 2000, we anticipate that we will incur additional expense in the amount of $5,390,072 for the remaining nine months of the fiscal year ended 2000, $3,427,265 for the fiscal year ended 2001, $1,746,265 for the fiscal year ended 2002 and $275,292 for the fiscal year ended 2003. Our earnings will be decreased by the corresponding amount of compensation expense in each of the stated fiscal years. We also may compensate our employees with stock options or grant warrants to purchase our common stock at exercises prices below market value in the future which will have a dilutive effect on our earnings.


         OUR DEPENDENCE ON THIRD PARTIES TO SUPPLY OUR TRADING SYSTEMS WITH PRODUCT AND PRODUCT VARIETY MAY ADVERSELY AFFECT OUR BUSINESS OPERATIONS

         Our success depends on the availability of product and product variety in our trading systems. We must convince suppliers, including growers, manufacturers and wholesalers that our trading systems provide a more efficient means to sell their products. If we fail to convince suppliers to sell their products through our trading system or if a significant number of suppliers do not maintain and increase their offered inventory of product, use of our trading systems and our revenues will decrease.

         OUR SALES AND MARKETING STRATEGY HAS NOT BEEN TESTED AND MAY NOT RESULT IN SUCCESS

         Our sales and marketing efforts have been largely untested in the marketplace, and may not result in sales of our products and services. To penetrate our market, we will have to exert significant effort and incur significant costs to create awareness of, and demand for, our Global Trade Communities. We anticipate our cash-based costs for executing our sales and marketing strategy in 2000 will exceed 1999 cash expenditure levels by approximately 25%. Our failure to further develop our sales and marketing capabilities and successfully market our Global Trade Communities could have a negative effect on our business.

         WE CURRENTLY RELY ON A LIMITED NUMBER OF CUSTOMERS, AND ANY LOSS OF A CUSTOMER COULD HAVE A NEGATIVE EFFECT ON OUR REVENUES


         During the year ended December 31, 1999, we derived approximately 82% of our total revenues from 26 customers. Furthermore, two of those customers, Kiliflora Limited and Waridi Limited, growers selling product at the Flower Auction Aalsmeer pursuant to the terms of our agreement with the Flower Auction Aalsmeer, accounted for approximately 38% of our total revenues, combined, with Kiliflora, individually, accounting for approximately 27% of our total revenues. We expect that for the first half of fiscal year 2000 these 26 customers will account for approximately 50% of our total revenues. A loss of any one of these customers could have a negative effect on our total revenues. Our customers may discontinue use of Floraplex at any time without significant financial penalty.


         WE MAY NOT BE ABLE TO MAINTAIN OR INCREASE OUR CUSTOMER BASE IF OUR CUSTOMERS DO NOT PERCEIVE THAT WE PROVIDE A NEUTRAL AND IMPARTIAL TRADING COMMUNITY.


         To the extent that we are perceived by our customers as favoring one supplier over another, customers may lose confidence in our Global Trade Communities as an impartial trading community and choose alternative means to purchase and sell their products. The perishables product markets consist of complex relationships among growers, manufacturers, wholesalers and retailers. Adoption of our Global Trade Communities by our customers is dependent on their perception that we provide a neutral, impartial trading community to buy and sell perishable products. Any bias, whether perceived or actual, could have a negative impact on our ability to maintain or increase our customer base resulting in reduced revenues and therefore having a negative impact on our business.

         MARKET COMPETITION AMONG OUR EXISTING AND POTENTIAL COMPETITORS MAY ADVERSELY AFFECT OUR BUSINESS

         Increased competition may result in lower revenues due to transaction fee reductions and loss of market share. Our existing and potential competitors may develop superior Internet trading systems that achieve greater market acceptance than our products. We cannot assure you that we will be able to compete successfully or that competitive pressures will not adversely affect our business. We compete with both traditional distribution channels including 1-800-Flowers.com, Inc., FTD.com, Inc., and Gerald Stephens, Inc. as well as other e-commerce companies and enterprise software companies that offer or develop alternative trading products such as IBM, Oracle or SAP. Some of our existing and potential competitors may have significant competitive advantages, including large customer bases and greater technical expertise, brand recognition or superior Internet commerce experience. In addition, some of our existing and potential competitors may be able to devote significantly greater resources than we do to marketing campaign. Consequently, we may not be able to compete successfully against our current or future competitors and competition could have a negative effect on our business. See "Business -- Competition in our Industry."

         OUR DEPENDENCE ON OUR INTERNATIONAL OPERATIONS FOR A SIGNIFICANT PORTION OF OUR REVENUES EXPOSES US TO DIFFICULTIES OFTEN NOT ENCOUNTERED BY EXCLUSIVELY DOMESTIC COMPANIES


         Approximately 78% of our revenues generated in the three months ended March 31, 2000, and approximately 50% of our revenues for the year ended December 31, 1999, were derived from our international operations. We are increasingly subject to a number of risks associated with international business activities which may decrease our revenue, increase our costs, lengthen our sales cycle or require significant management attention. These risks include:


         - Inability to adapt to multiple cultural environments and therefore to achieve expanded sales and marketing activities;
         -   Ability to understand and adapt to diverse business standards;
         - Increased expenses associated with sales and marketing activities in foreign countries;
         -   General economic conditions in international markets;
         -   Currency exchange rate fluctuations;

         - Unexpected changes in regulatory requirements in foreign countries resulting in unanticipated costs and delays;
         -   Tariffs, export controls and other trade barriers;
         - Longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
         - Potentially adverse tax consequences, including restrictions on the repatriation of earnings;
         -   Possible misappropriation of our intellectual property rights; and
         - Risks related to global economic turbulence and adverse economic circumstances.

          OUR BUSINESS MAY SUFFER IF WE FAIL TO MANAGE OUR GROWTH


         Failure to effectively manage our growth could impair our ability to execute our business strategy. The evolution of our operations in 1999 has resulted in a significant increase in number of employees from 18 at January 1, 1999 to 98 at March 31, 2000. We expect to continue to increase the number of employees as our business grows, and may expand operations to locations other than those in which we currently operate.


         Continued growth is likely to place a greater burden on our operating and financial systems as well as our senior management and other personal. Existing and new members of management may not be able to improve existing systems and controls or implement new systems and controls in response to anticipated growth. Management of our operations in diverse locations may also complicate the task of managing our growth.

         BECAUSE WE DEPEND UPON A SINGLE SITE FOR OUR COMPUTER AND COMMUNICATIONS SYSTEMS, WE ARE MORE VULNERABLE TO THE EFFECTS OF NATURAL DISASTERS, COMPUTER VIRUSES, AND SIMILAR DISRUPTIONS

         The continued and uninterrupted performance of our computer system is critical to our success. Our ability to successfully process transactions and provide high-quality customer service largely depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our proprietary and licensed software resides solely on our servers, all of which, as well as all of our communications hardware, are located in a monitored server facility in Philadelphia, Pennsylvania. Our systems and operations are in a secured facility with hospital-grade electrical power, redundant telecommunications connections to the Internet backbone, uninterruptible power supplies, and generator back-up power facilities. In addition, we maintain redundant systems for backup and disaster recovery. Despite these safeguards, we remain vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, and similar events. In addition, we do not, and may not in the future, carry sufficient business interruption insurance to compensate us for losses that may occur. Despite our implementation of Internet security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions which could lead to interruptions, delays, loss of data or the inability to process transactions.

         WE MAY FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY AND, THEREFORE, LOSE OUR COMPETITIVE
ADVANTAGE

         Our success depends upon our ability to maintain the proprietary nature of our software and the proprietary software of others with which we have entered into software licensing agreements. If we fail to protect our proprietary rights, other companies might copy our technology and introduce products or services which compete with ours, without paying us for our technology. This could have a material adverse effect on our business, operating results and financial condition. We hold no patents and rely on a combination of trade secrets and copyright laws, nondisclosure and other contractual agreements and technical measures to protect our rights in our proprietary technology. There can be no assurance that these laws will provide sufficient or complete protection to us, that others will not develop technologies that are similar or superior to ours, or that third parties will not copy or otherwise obtain and use our technologies without authorization. Policing unauthorized use of our proprietary technology and other intellectual property rights could entail significant expense and could be difficult or impossible, particularly given that we have operations in foreign countries and the fact that the laws of other countries may provide us little or no effective protection of our intellectual property against misappropriation. See "Business -- Intellectual Property."

         WE MAY BE HELD LIABLE FOR ONLINE CONTENT PROVIDED BY THIRD PARTIES

         As a provider of information online, we face potential liability for defamation, negligence, copyright, patent, or trademark infringement and other claims based on the nature and content of the materials that appear on our Global Trade Communities. In these and other instances, we may be required to engage in protracted and expensive litigation, which could have the effect of diverting management's attention and require us to spend significant financial resources. Our general liability insurance may not cover all claims or may not be adequate to indemnify us for any liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of our insurance coverage, could have a material adverse effect on our brand and our business.

         OUR EXECUTIVE OFFICERS AND KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS, AND THESE OFFICERS AND PERSONNEL MAY NOT REMAIN WITH US IN THE FUTURE


         We depend upon the continuing contributions of our management, sales and product development personnel. The loss of the services of any of Robert H. Shaw, our Chief Executive Officer and Chairman of the Board, Mark E. Patten, our Executive Vice President and Chief Financial Officer, J. Keith Money, our Executive Vice President and Chief Marketing Officer, Henry R. Winogrond, our Executive Vice President of Business Development, John R. Daniel II, our Executive Vice President of Operations, and Jacobus N. Kras, our Executive Vice President for Europe could have an adverse affect on our business. Although all of these individuals are subject to employment agreements, we cannot be sure that we will retain their services. In addition, we are the sole beneficiary of key person life insurance in the amount of $1 million on the life of Robert Shaw, our Chairman of our board of directors and our Chief Executive Officer. See "Executive Compensation -- Employment Agreements."


         WE HAVE ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT AN ACQUISITION OF OUR COMPANY


         Some provisions of our certificate of incorporation and the provisions of Delaware law may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt of us. We are subject to the "business combination" provisions of the Delaware General Corporation Law. These provisions prohibit a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Also, our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by the board of directors, of which 640,000 shares remain without designation and available for issuance as of March 31, 2000. We include such preferred stock in our capitalization in order to enhance our financial flexibility. However, the issuance of large blocks of preferred stock may have a dilutive effect with respect to existing holders of our common stock.

         WE DO NOT PLAN TO PAY CASH DIVIDENDS

         Holders of our common stock are entitled to cash dividends when, as and if declared by the board of directors out of funds legally available for the payment of dividends. We have never paid dividends and our management does not anticipate the declaration or payments of any dividends in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our business. Our future dividend policy will be subject to the discretion of our board of directors and will be contingent upon future earnings, if any, our financial condition, capital requirements, general business conditions and other factors.

         INTERNET SECURITY POSES RISKS TO OUR ENTIRE BUSINESS

         The processing of B2B e-commerce transactions by means of our technology and infrastructure involves the transmission and analysis of confidential and proprietary information of our customers, as well as our own confidential and proprietary information. For example, currently all of our customers pay for their subscriptions to Floraplex with a credit card. Also, almost all of the transactions currently being processed on Floraplex between suppliers and purchasers involve either credit cards or electronic funds transfers. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations, as well as the operations of the merchant. We may be required to expend significant capital and other resources to protect against security breaches or to minimize problems caused by security breaches. We rely on encryption and authentication technology licensed from other companies to provide the security and authentication necessary to effect secure Internet transmission of confidential information, such as credit information and proprietary consumer information. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the technology used by us to protect client transaction data. Concerns over the security of the Internet and other B2B e-commerce transactions and the privacy of consumers and merchants may also inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. To the extent that our activities or the activities of others involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our security measures may not prevent security breaches. The compromise of our security or misappropriation of proprietary information could harm our business.

         OUR FUTURE SUCCESS WILL DEPEND ON THE INTERNET'S ABILITY TO ACCOMMODATE GROWTH

         The recent growth in the use of the Internet has caused frequent periods of performance degradation. Any failure in performance or reliability of the Internet could adversely affect our ability to provide our products and, consequently, hurt our operating results. To the extent that the Internet continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, the Internet infrastructure may not continue to support the demands placed on it and, as a result, the performance or reliability of the Internet may be adversely affected. Furthermore, the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure or otherwise. While no previous outages or delays have materially affected our operations, the relatively complex and unproven technology that makes up the Internet infrastructure poses a risk of material outages or delays that could adversely affect the ability of our customers to use our trading systems. In addition, the Internet could lose its viability as a form of media due to delays in the development or adoption of new standards and protocols that can handle increased levels of activity. The infrastructure and complementary products and services necessary to maintain the Internet as a viable commercial medium may not be developed or maintained.

         WE ARE HIGHLY DEPENDENT ON THE ACCEPTANCE AND EFFECTIVENESS OF THE INTERNET AS A MEDIUM FOR B2B E-COMMERCE

         Our future revenues and any future profits are substantially dependent upon the widespread acceptance and use of the Internet as an effective medium of commerce by businesses. The failure of the Internet to continue to develop as a means of commerce by businesses may harm our business, operating results and financial condition. A number of factors could prevent the acceptance and growth of the Internet as a medium for B2B e-commerce, including the following:

         - B2B e-commerce is at an early stage and buyers may be unwilling to shift their traditional purchasing to online purchasing;
         - Businesses may not be able to implement B2B e-commerce applications on these networks;
         - Increased government regulations or taxation may adversely affect the viability of e-commerce;
         - Insufficient availability of telecommunication services or changes in telecommunication services may result in slower response times; and
         - Adverse publicity and consumer concern about the reliability, cost, ease of access, quality of services, capacity, performance and security of B2B e-commerce transactions could discourage its acceptance and growth.

         WE MAY NOT BE ABLE TO KEEP PACE WITH THE EVOLVING STANDARDS OF OUR INDUSTRY AND DEMANDS OF OUR CUSTOMERS

         The Internet, B2B e-commerce, and the B2B e-commerce services industry are characterized by:

         -  Rapid technological change;
         -  Changes in customer requirements and preferences;
         - Frequent new product and service introductions embodying new technologies; and
         - The emergence of new industry standards and practices that could render proprietary technology and hardware and software infrastructure obsolete.

         Our success will depend, in part, on our ability to enhance existing or integrate new technology into our Global Trade Communities that keeps pace with rapid technological developments and addresses the changing needs of our customers. If we are unable to adapt our technology in a cost-effective manner and on a timely basis, we may lose customers or experience difficulty obtaining new customers which would negatively impact revenues and our business.

         REGULATORY AND LEGAL UNCERTAINTIES SURROUND THE DEVELOPMENT OF THE INTERNET

         We are not currently subject to direct regulation by any government agency other than laws or regulations applicable to business and generally to B2B e-commerce directly. However, due to the increasing popularity and use of the Internet and other online services, federal, state, and local governments, as well as foreign governments, may adopt laws and regulations, or amend existing laws and regulations, with respect to the Internet or other online services covering issues such as user privacy, pricing, sales tax, content, copyrights, distribution, and characteristics and quality of products and services. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our services and increase our cost of doing business, or otherwise have a negative effect on our business. Furthermore, the growth and development of the market for B2B e-commerce may prompt calls for more stringent consumer protection laws to impose additional burdens on companies conducting business over the Internet.

         The tax treatment of the Internet and e-commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by some foreign governments that could impose taxes on the sale of goods and services and other internet activities. In October 1998, the Internet Tax Freedom Act was signed into law, placing a three year moratorium on new state and local taxes on e-commerce. However, it is possible that future laws imposing taxes or other regulations on e-commerce could substantially impair the growth of e-commerce and as a result have a negative effect on our business.


         CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         All statements, trend analyses and other information contained in this registration statement regarding markets for our products and trends in net revenues, gross margin and anticipated expense levels, and any statement that contains the words "anticipate," "believe," "plan," "estimate," "expect," "should," "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, including those risks identified in "Risk Factors" and elsewhere in this registration statement and our actual results of operations may differ significantly from those contained in the forward-looking statements because of those risks. The cautionary statements made in this registration statement apply to all forward-looking statements wherever they appear in this registration statement.

ITEM 2.  FINANCIAL INFORMATION

                            SELECTED FINANCIAL DATA


         The following selected financial data should be read in conjunction with our consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this registration statement. The selected financial data as of March 31, 2000, and for the three months then ended, are derived from unaudited condensed consolidated financial statements and are included elsewhere in this registration statement. The selected financial data as of December 31, 1999 and 1998, and for the years ended December 31, 1999, 1998 and 1997 are derived from consolidated financial statements audited by PricewaterhouseCoopers, LLP, our independent auditors and are included elsewhere in this registration statement. The selected financial data as of December 31, 1997, 1996 and 1995, and for the years ended December 31, 1996 and 1995 are derived from consolidated financial statements audited by PricewaterhouseCoopers, LLP, but are not included in this registration statement. Operating results for the three months ended March 31, 2000 and the year ended December 31, 1999 are not necessarily indicative of the results that may be expected for any other period.




                                             THREE MONTHS ENDED
                                                  MARCH 31,                                YEAR ENDED DECEMBER 31,
                                            ------------------------  -------------------------------------------------------------
                                               2000          1999         1999         1998         1997        1996        1995
                                            -----------  -----------  ------------  -----------  ----------  ----------  ----------
                                                   (Unaudited)
STATEMENT OF OPERATIONS DATA:
Revenue(1)................................. $    51,131  $        --  $     43,130  $   292,406  $   90,185  $  110,834  $  237,788

Operating expenses:
   Cost of floral products.................          --           --            --           --          --     124,924     182,076
   Product and technology development......   2,628,558       91,394     2,836,605      381,192     136,089      36,546      31,369
   Sales and marketing.....................   3,499,010      189,431     5,464,989      316,966      81,954      86,943      71,543
   General and administrative..............   1,450,432      379,277     3,848,221    3,223,123     507,342     179,542     160,895
   Depreciation and amortization...........     615,335        4,681       421,167        7,401       1,888       1,829           -
         Total costs and operating            8,193,335      664,783    12,570,982    3,928,682     727,273     429,784     445,883
         expenses..........................
Loss from operations....................... $(8,142,204) $  (664,783) $(12,527,852) $(3,636,276) $ (637,088) $ (318,950) $ (208,095)
Net interest income (expense)..............     118,015      (21,466)     (166,129)      (4,026)         --      (1,384)     (4,769)
Net loss................................... $(8,086,106) $  (686,249) $(12,750,568) $(3,640,302) $ (637,088) $ (320,334) $ (212,864)
Deemed dividend on redeemable convertible
    preferred stock(2).....................    (500,000)          --   (28,000,000)          --          --          --          --
Net loss available to common stockholders   $(8,586,106) $  (686,249) $(40,750,568) $(3,640,302) $ (637,088) $ (320,334) $ (212,864)
Basic and diluted net loss per common            $(0.56) $     (0.05) $      (2.67) $     (0.40) $    (0.09) $    (0.04) $    (0.09)
share......................................
Weighted average number of shares
    outstanding............................  15,437,115   15,114,778    15,271,152    9,181,923   6,930,865   5,589,740   3,671,112


                                                    AS OF
                                                  MARCH 31,                                YEAR ENDED DECEMBER 31,
                                            ------------------------  -------------------------------------------------------------
                                               2000          1999         1999         1998         1997        1996        1995
                                            -----------   ----------  ------------  -----------  ----------   ---------   ---------
BALANCE SHEET DATA:                             (Unaudited)
Cash and cash equivalents.............     $  9,931,277    $  84,467   $10,553,021    $  42,335  $      707  $   37,814   $    (146)

Working capital.......................        7,907,117     (121,321)   12,271,904     (174,695)   (396,135)   (130,145)    (56,382)
Total assets..........................       19,400,865      224,232    22,669,016      101,244       7,901      43,026      16,260
Long-term liabilities.................          478,036       26,708        91,927       26,983          --      32,793      30,555
Redeemable convertible preferred stock       28,098,983      500,000    27,598,983           --          --          --          --
Total stockholders' deficit...........     $(12,122,227)   $(538,185)  $(7,320,765)   $(144,366) $ (389,814) $ (157,726)  $ (86,937)


(1) All revenue generated in the three months ended March 31, 2000 and the year ended December 31, 1999 is attributable to Floraplex.
(2) Deemed dividend on convertible preferred stock resulted from the estimated fair value of the common stock exceeding the conversion price on the date of issuance.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


         The following discussion and analysis should be read in conjunction with "Selected Financial Data", the consolidated financial statements as of and for the years ended December 31, 1999, 1998 and 1997 and the notes to those statements and the unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2000 and 1999 and the notes to those statements that appear elsewhere in this registration statement. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ from those discussed in the forward-looking statements. Factors that could cause or contribute to any differences include, but are not limited to, those discussed below and elsewhere in this registration statement, particularly in "Risk Factors."


OVERVIEW

         We develop B2B e-commerce technology products for the perishable products industries providing trading systems, industry-specific information resources and Internet-based communication tools. Our Global Trade Communities, including Floraplex and FreshPlex, which we market to supply chain participants and other businesses with an Internet focus, deliver our customers' web-enabled procurement tools and an industry-specific Internet portal.


         Since our inception, we have incurred significant losses, and as of March 31, 2000 and December 31, 1999, we had an accumulated deficit of $54.2 million and $45.6 million, respectively. We have not achieved profitability on a quarterly or an annual basis, and anticipate that we will continue to incur net losses for the foreseeable future. We expect to incur costs for technology development, sales and marketing, and general and administrative expenses in the future in amounts at least equal to the expenses incurred in 1999. As a result, we will need to generate significant revenue to achieve and maintain profitability.


         We are in the early stage of operations and, as a result, the relationships between revenue, cost of revenue, and operating expenses reflected in the financial information included in this registration statement do not represent future expected financial relationships. Much of the cost of revenue and operating expenses reflected in our financial statements represent salaries and related personnel costs including stock-based compensation and other costs which are impacted by revenue growth and expanding operations.


         The formulation of our B2B e-commerce strategy and business model occurred in the second half of 1998. During the initial stage of our business development, from inception in March 1994 through December 31, 1996, we engaged in the first stage of our business model in the floriculture supply chain whereby we generated revenue and incurred costs in connection with the import and resale of fresh cut flowers. During the year ended December 31, 1997, and the first nine months of the year ended December 31, 1998, as our business model evolved towards an Internet-based offering of products and services to the floriculture supply chain, we utilized available capacity within our internal development team to generate revenue from the development of websites primarily for Global Intertainment Group, Inc., a company under the control of our former President and founder, William A. Mobley, Jr. We did not generate revenues from the import and resale activities or website development in the three months ended March 31, 2000 or the year ended December 31, 1999.

         We intend to derive our revenue from B2B e-commerce sales transactions of perishable product on our trading systems with fees typically ranging from 2% to 8% of transaction order value in the



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



floriculture market and 1% to 5% of transaction order value in the produce market and its related industry suppliers. We also intend to derive revenue from advertisement and sponsorship in our Global Trade Communities. We will record advertising revenues at the time advertisements are displayed and will record sponsorship revenues ratably over the period of sponsorship. We also intend to derive revenue from monthly subscription fees. For the three months ended March 31, 2000 and for the year ended December 31, 1999, we derived revenue from all three sources. See "Results of Operations Comparison of Three Months Ended March 31, 2000 to Three Months Ended March 31, 1999 and Comparison of Year Ended December 31, 1999 to Year Ended December 31, 1998--Revenues." In the future, we may also derive revenue from one-time implementation fees which would be recognized ratably over the period of the related implementation. As of March 31, 2000, we had not recognized revenue related to implementation fees. Also in the future we may derive fees for the development of private trade communities in lieu of or in addition to transaction and subscription fees.

         All revenue generated during the three months ended March 31, 2000 and the year ended December 31, 1999 was derived from Floraplex. For the three months ended March 31, 2000, we generated approximately 78% of our revenues from Floraplex customers based in Europe. The revenue we generated in the year ended December 31, 1999, was derived equally from Floraplex customers based in the United States and Europe. Due to the level of revenues derived from our business model as of March 31, 2000, we are not able to determine perceivable trends in the allocation of revenues from transaction fees, advertisement revenue, and subscription fees. With respect to Floraplex, we consider it likely that transaction fee revenue from customers based outside the United States will be greater than such revenue derived in the U.S. because approximately 80% of the transaction volume in the industry occurs outside the United States. We did not generate any revenue from FreshPlex for the three months ended March 31, 2000 or during the year ended December 31, 1999.


         Cost of floral product sales consists of costs incurred to acquire imported fresh cut flower product. These costs were incurred in 1994 through 1996 prior to the formulation and commencement of our B2B e-commerce business model. We do not intend to have similar costs in any future period.


         Product and technology development expenses consist primarily of salaries and related personnel costs for our internal development team including costs related to the design, development, testing, deployment and enhancement of our Global Trade Community technology and our Web-server infrastructure including costs for third party consultants and costs for customer support, technology, maintenance, and training. We expensed our product and technology development costs as they were incurred in 1998. For the three months ended March 31, 2000 and during the year ended December 31, 1999, we capitalized $0.9 million and $4.8 million, respectively, of costs incurred in the development of our technology in accordance with the AICPA's Statement of Position No. 98-1 "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." We believe that research and development is critical to our strategic product development objectives and we intend to enhance our technology to meet the changing requirements of the market and advancements in functionality. As a result, we expect our product and technology development expenses to increase in the future.


         Sales and marketing expenses consist primarily of salaries and related personnel costs including stock-based compensation for our sales and marketing organization and marketing costs for activities including advertisements and trade shows. We expect that sales and marketing expenses will increase in the future as we hire additional personnel, expand our operations globally, initiate additional marketing programs, establish sales offices in new locations worldwide and incur additional costs related to the increase in revenues and the growth of our business and our operations.

         General and administrative expenses consists primarily of salaries and related costs of operations and finance personnel including stock-based compensation as well as costs for our operating facilities, recruiting expenses, professional fees and telecommunication costs. We expect that our general and administrative expenses will increase in the future as we hire additional personnel, expand our operations domestically and internationally and incur additional costs related to the increase in revenues and the growth of our business and our operations as a public company.

         In February 1999, we entered into a private placement of our Series A redeemable convertible preferred stock which provided proceeds of approximately $8 million net of transaction costs. We used the proceeds from this transaction to begin hiring personnel in all areas, to begin a significant advertising and branding campaign and to continue design and development of our technology products and infrastructure. Additionally, we completed the private placement of our Series B redeemable convertible preferred stock in October 1999, which provided proceeds of approximately $19.6 million net of transaction costs. The proceeds from the Series B private placement were also reduced by $2.4 million relating to the conversion of a bridge loan provided by ITP prior to completion of the Series B transaction.


         On March 14, 2000, we sold 200,000 shares of our Series A convertible preferred stock, at a purchase price of $2 per share, to Interprise Technology Partners for $400,000 pursuant to Interprise's exercise of an option, which we granted on March 30, 1999, to purchase such shares at such price.


         We completed the acquisition of the Flower Purchase Network in August 1999. The aggregate purchase price for this acquisition was approximately $1.5 million, primarily paid for in our common stock and the assumption of approximately $0.3 million in debt. Although the acquisition involved an established B2B e-commerce trading platform with user traffic, the trading system had minimal revenues associated with them prior to our acquisition. The acquisition was accounted for under the purchase method of accounting.


         We have a limited operating history and have incurred losses in every quarter of operations. Our accumulated deficit as of March 31, 2000 and December 31, 1999 was $54.2 million and $45.6 million, respectively, and we expect to continue to incur losses as we build brand identity and develop our technology products to allow us to maintain our position in the B2B e-commerce market for the perishable products industries.


RESULTS OF OPERATIONS


         The following is derived from our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2000 and 1999.

COMPARISON OF THREE MONTHS ENDED MARCH 31, 2000 TO THREE MONTHS ENDED MARCH 31, 1999

         REVENUES. Revenue for the three months ended March 31, 2000 was $51,000. There was no revenue generated in the three months ended March 31, 1999. For the three months ended March 31, 2000, revenue was generated primarily from three sources: approximately $42,000, or 82.4% of total revenue, in transaction fees, approximately $2,000, or 3.9% of total revenue, in advertising fees, and approximately $7,000, or 13.7% of total revenue, in subscription fees.

         PRODUCT AND TECHNOLOGY DEVELOPMENT. Product and technology development expenses consist primarily of salaries and related personnel costs for our internal development team including stock-based compensation costs, costs related to the design, development, testing, deployment and enhancement of our Global Trade Community technology and our Web-server infrastructure including costs for third party consultants and costs for customer support, technology, maintenance, and training. Product and technology development expenses for the three months ended March 31, 2000 were $2.6 million compared to $0.1 million for the three months ended March 31, 1999, an increase of approximately $2.5 million. The primary reasons for this increase were increases in non-cash charges of approximately $0.1 million related to stock based compensation, an increase in third party consultant expense of approximately $2.0 million of which approximately $1.5 related to a non-cash charge related to the issuance of warrants and an increase in employee headcount from 5 as of March 31, 1999 to 35 as of March 31, 2000 which resulted in an increase of approximately $0.3 million.

         SALES AND MARKETING. Sales and marketing expenses consist primarily of salaries and related personnel costs including stock-based compensation for our sales and marketing organization and marketing costs for activities including advertisements and trade shows. Sales and marketing expenses for the three months ended March 31, 2000 were $3.5 million compared to $0.2 million for the three months ended March 31, 1999, an increase of approximately $3.3 million. The primary reasons for this increase were the amortization of approximately $1.0 million related to warrants issued to third party consultants and a customer, an increase in our global marketing efforts of approximately $ 0.5 million and an increase of approximately $0.4 million related to our participation in and travel to trade shows worldwide. Additionally, our sales and marketing department increased from 5 employees as of March 31, 1999 to 43 employees as of March 31, 2000 which resulted in an increase of approximately $1.3 million which includes a non-cash charge of approximately $0.5 million for stock-based compensation.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and related costs of operations and finance personnel including stock-based compensation as well as costs for our operating facilities, recruiting expenses, professional fees and telecommunication costs. General and administrative expenses for the three months ended March 31, 2000 were $1.5 million compared to $0.4 million for the three months ended March 31, 1999, an increase of approximately $1.1 million. The primary reasons for this increase were the hiring of personnel in all support departments and the increase in professional costs. Our headcount increased from 2 as of March 31, 1999 to 20 as of March 31, 2000. This resulted in an increase of approximately $0.4 million in salaries and wages, which includes a non-cash charge of approximately $0.08 million in stock-based compensation, and $0.3 million in related personnel costs and other operating costs as mentioned above. Professional costs increased approximately $0.2 million for legal and accounting costs associated with filing our registration statement on Form 10, as amended, filed on April 3, 2000.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses consist primarily of depreciation and amortization of goodwill relating to our acquisition. Depreciation and amortization expenses for the three months ended March 31, 2000 were $0.6 million compared to $0.005 million for the three months ended March 31, 1999, an increase of approximately $0.6 million due to the amortization of goodwill recognized in connection with our acquisition of Fresh Products Network B.V. in August 1999 and depreciation for additions in property and equipment and capitalized software development costs.

         STOCK-BASED COMPENSATION. Stock-based compensation expenses consist of the amortization of deferred stock compensation resulting from the grant of stock options at exercise prices deemed to be less than the fair value of the common stock on the grant date. At March 31, 2000, deferred stock compensation, which is a component of stockholders' equity, was $4.9 million. This amount is being amortized ratably over the vesting periods of the applicable stock options, typically four years, with either

25% cliff vesting or 28% vesting on the first anniversary of the grant date and the balance vesting 2% monthly thereafter. We have recognized approximately $0.7 million in stock-based compensation, $0.5 million related to options and $0.2 million related to an employee stock grant, for the three months ended March 31, 2000. As of March 31, 2000 we expect to incur stock-based compensation expense of at least $1.7 million for the remainder of 2000, $1.6 million in 2001 and 2002.


         The following is derived from our audited consolidated financial statements.

COMPARISON OF YEAR ENDED DECEMBER 31, 1999 TO YEAR ENDED DECEMBER 31, 1998

         REVENUES. Revenue for the year ended December 31, 1999 was $0.04 million compared to $0.3 million for the year ended December 31, 1998, a decrease of approximately $0.26 million. In 1999, revenue was generated primarily from three sources: $21,076, or 48.9% of total revenue, in transaction fees, $14,145, or 32.8% of total revenue, in advertising fees, and $7,909, or 18.3% of total revenue, in subscription fees. We did not recognize revenue from any of these three sources during 1998.

         The decrease in revenues from 1998 to 1999 is attributable to our change in strategy and business model that resulted in our offering different products and services. In 1998, revenue was generated from the development of Internet web-sites.

         PRODUCT AND TECHNOLOGY DEVELOPMENT. Product and technology development expenses consist primarily of salaries and related personnel costs for our internal development team including costs related to the design, development, testing, deployment and enhancement of our Global Trade Community technology and our Web-server infrastructure including costs for third party consultants and costs for customer support, technology, maintenance, and training. Product and technology development expenses for the year ended December 31, 1999 were $2.8 million compared to $0.4 million for the year ended December 31, 1998, an increase of approximately $2.4 million. The primary reasons for this increase was an increase in non-cash charges in the amount of approximately $0.6 million related to stock based compensation and the issuance of warrants to third party consultants and an increase in headcount from 6 as of December 31, 1998 to 29 as of December 31, 1999, as a result of the change in our strategy and business model.

         SALES AND MARKETING. Sales and marketing expenses consist primarily of salaries and related personnel costs including stock-based compensation for our sales and marketing organization and marketing costs for activities including advertisements and trade shows. Sales and marketing expenses for the year ended December 31, 1999 were $5.5 million compared to $0.3 million for the year ended December 31, 1998, an increase of approximately $5.2 million. The primary reason for this increase was the launch of our domestic and international branding campaign which included advertisements in several industry and trade publications, and participation at trade shows worldwide. Additionally, our sales and marketing department increased from 5 employees as of December 31, 1998 to 43 employees as of December 31, 1999, as a result of the change in our strategy and business model to B2B e-commerce. This increase also reflects a non-cash charge of approximately $1.2 million for warrants issued for professional fees and stock based compensation.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses consists primarily of salaries and related costs of operations and finance personnel including stock-based compensation as well as costs for our operating facilities, recruiting expenses, professional fees and telecommunication costs. General and administrative expenses for the year ended December 31, 1999 were $3.8 million compared to $3.2 million for the year ended December 31, 1998, an increase of approximately $0.6 million. The primary reason for this increase was the hiring of personnel in all support departments and the increased cost of professional fees including legal costs. Our headcount increased from 7 as of December 31, 1998 to 23 as of December 31, 1999, as a result of the change in our strategy and business model to B2B e-commerce. As a result of the overall increased headcount, our occupancy costs increased as we expanded our headquarter offices and added offices in other locations outside the U.S. This increase also reflects a non-cash charge of approximately $0.9 million in stock grants and stock based compensation offset by stock issued for professional services in the amount of $2.6 million incurred in 1998 but not in 1999.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses consist primarily of depreciation and amortization of goodwill relating to our acquisition. Depreciation and amortization expenses for the year ended December 31, 1999 were $0.4 million compared to $0.01 million for the year ended December 31, 1998, an increase of approximately $0.4 million due to the acquisition of FPN in August 1999 and additions in property and equipment.

         STOCK-BASED COMPENSATION. Stock-based compensation expenses consist of the amortization of deferred stock compensation resulting from the grant of stock options at exercise prices deemed to be less than the fair value of the common stock on the grant date. At December 31, 1999, deferred stock compensation, which is a component of stockholders' equity, was $4.9 million. This amount is being amortized ratably over the vesting periods of the applicable stock options, typically four years, with either 25% cliff vesting or 28% vesting on the first anniversary of the grant date and the balance vesting 2% monthly thereafter. We expect to incur stock-based compensation expense of at least $1.6 million in 2000, 2001 and 2002.

COMPARISON OF YEAR ENDED DECEMBER 31, 1998 TO YEAR ENDED DECEMBER 31, 1997

         REVENUES. Revenue for the year ended December 31, 1998 was $0.3 million compared to $0.1 million for the year ended December 31, 1997, an increase of $.2 million. Revenue in 1998 and 1997 was generated primarily from the development of Internet web-sites. Revenues increased during 1998 as a result of an increase in web-site development activities.

         PRODUCT AND TECHNOLOGY DEVELOPMENT. Product and technology development expenses for the year ended December 31, 1998 were $0.4 million compared to $0.1 million for the year ended December 31, 1997, an increase of $0.3 million. The increase resulted primarily from increases in professional fees and employee related expenses due to an increase in head count during the last quarter of the year associated with the preliminary stages of the development of our B2B e-commerce strategy.

         SALES AND MARKETING. Sales and marketing expenses for the year ended December 31, 1998 were $0.3 million compared to $0.1 million for the year ended December 31, 1997, an increase of $0.2 million. The increase was a result of the increased use of professionals associated with the launch of our domestic and international branding campaign in 1998.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses were $3.2 million for the year ended December 31, 1998 compared to $.5 million for the year ended December 31, 1997, an increase of $2.7 million. The increase resulted primarily due to an increase in non-cash charges related to professional service fees.

NET OPERATING LOSSES AND TAX CREDIT CARRYFORWARDS


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


         As of December 31, 1999, we had approximately $8.6 million of state and federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income. Such net operating loss carryforwards begin to expire in 2009, to the extent that they are not utilized. We have not recognized any benefit from the future use of loss carryforwards since inception. Management's evaluation of all the available evidence in assessing realizability of the tax benefits of such loss carryforwards indicates that the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize the tax benefits currently. In addition, the net operating loss carryforwards could be limited in future years if there is a significant change in our ownership.

LIQUIDITY AND CAPITAL RESOURCES


         From inception, we have financed our operations through private sales of our common stock and redeemable convertible preferred stock. During the year ended December 31, 1999, we raised approximately $28 million through sales of our redeemable convertible preferred stock, including $8 million and $20 million raised in the first and fourth quarters of 1999, respectively. During the three months ended March 31, 2000, we raised $0.5 million through the sale of our redeemable convertible preferred stock.

         Net cash used in operating activities was approximately $3.7 million for the three months ended March 31, 2000 and $0.6 million for the three months ended March 31, 1999. This use of cash was primarily due to our net losses in each of those periods. For the three months ended March 31, 2000, the net loss was offset by an increase in accounts payable and accrued liabilities, a non-cash stock-based compensation charge of $0.7 million, a non-cash charge of $2.3 million through the issuance of warrants for professional services, and an increase in depreciation and amortization expense of $0.7 million.

         Net cash used in operating activities was approximately $7.7 million for the year ended December 31, 1999 and $0.5 million for the year ended December 31, 1998. This use of cash was primarily attributable to our net losses in each of those periods. In 1999, the net loss was offset by a non-cash stock-based compensation charge and a significant increase in our accounts payable and accrued compensation.

         Net cash used in investing activities was approximately $1.0 million for the three months ended March 31, 2000 and $0.05 million for the three months ended March 31, 1999. The increase for the three months ended March 31, 2000, was primarily due to the acquisition of technology equipment and the capitalization of software development costs.

         Net cash used in investing activities was approximately $5.7 million for the year ended December 31, 1999 and $0.02 million for the year ended December 31, 1998, an increase primarily attributable to the acquisition of technology equipment and the development of software which represented $2.9 million of cash payments as of December 31, 1999.

         Net cash provided by financing activities was approximately $4.1 million for the three months ended March 31, 2000 and $0.7 million for the three months ended March 31, 1999. The increase for the three months ended March 31, 2000, was due to the receipt of proceeds from investor receivables from the sale of our Series B redeemable convertible preferred stock.

         Net cash provided by financing activities was approximately $24 million for the year ended December 31, 1999 and $0.6 million for the year ended December 31, 1998. In addition to the sales of our Series A and Series B redeemable convertible preferred stock, which provided proceeds of approximately $21.4 million, we obtained an advance of $2.4 million from an investor during the year ended December 31, 1999. The advance was subsequently discharged in exchange for shares of our Series B redeemable convertible preferred stock.

         As of March 31, 2000, we had approximately $9.9 million in cash and cash equivalents. In addition, we had a $0.1 million receivable from an investor as a result of the exercise of an option to purchase shares of our Series A redeemable convertible preferred stock.

         We expect to continue to incur losses and to utilize cash in our operations for the foreseeable future. We believe that our current cash and cash equivalents and expected cash from operations will be sufficient to meet our anticipated requirements for our operations including the initial implementation of FreshPlex for at least the next 9 months. We expect that we will need to raise additional funds, including through equity offerings, in the future in order to improve and upgrade the underlying technology affiliated with our Floraplex and FreshPlex products and services in 2001.


         If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities. If additional funds are raised through the issuance of debt securities, these securities could have rights, preferences and privileges senior to those accruing to holders of our common stock, and the terms of this debt could impose restrictions on our operations. The sale of additional equity or debt securities could result in additional dilution to our stockholders, and we cannot be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned technology or product development and sales and marketing efforts, which could harm our business.

YEAR 2000 READINESS

         The Year 2000 issue refers to the potential for system and processing failures of date-related calculation, and is the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, operate our sites, send invoices, or engage in similar normal business activities.

         To date, we have not experienced any material Year 2000 issues and have not been informed by our material suppliers and vendors that they have experienced material Year 2000 issues. We have not spent a material amount on Year 2000 compliance issues. Most of our expenses have related to the operating costs associated with time spent by employees and consultants in the evaluation process and Year 2000 compliance matters generally.

         If we fail to identify a remedy to any non-compliant internal or external Year 2000 problems, or Year 2000 problems create a systemic failure beyond our control, including a prolonged telecommunications or electrical failure or a prolonged failure of third party software on which we rely, we could be prevented from operating our business and permitting users access to our sites. Such an occurrence would have a negative impact on our business.


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

MARKET RISK


         To date, our results of operations have not been impacted materially by inflation in the United States, Holland or in the countries that comprise Latin America. Approximately 50% of our revenues generated in 1999 and approximately 78% of our revenues generated in the three months ended March 31, 2000, were denominated in Dutch guilders. We estimate that a 10% change in the Dutch guilder as compared to the U.S. dollar would have changed the reported operating loss by approximately $87,000 and $75,000 for the three months ended March 31, 2000 and the year ended December 31, 1999, respectively. This quantitative measure has inherent limitations because it does not take into account the changes in customer purchasing patterns or any adjustment to our financing or operating strategies in response to such a change in rates.

         A significant percentage of our revenues will likely continue to be denominated in foreign currencies, specifically the Dutch guilder or the Euro. As a result, our revenues may be impacted by fluctuations in these currencies and the value of these currencies relative to the U.S. dollar. In addition, a portion of our monetary assets and liabilities and our accounts payable and operating expenses are denominated in foreign currencies. Therefore, we are exposed to foreign currency exchange risks. We have not tried to reduce our exposure to exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do this successfully. Accordingly, we may experience economic loss and a negative impact on earnings and equity as a result of foreign currency exchange rate fluctuations.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Historically, we have not entered into derivative contracts to hedge existing risks or for speculative purposes. Accordingly, we do not expect the adoption of the new standard on January 1, 2001 to affect our financial statements.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101). The bulletin draws on existing accounting rules and provides specific guidance on how those accounting rules should be applied, and specifically addresses gross versus net basis of reporting revenues for companies which operate Internet sites and up-front fees. SAB 101 is effective for fiscal years beginning after December 15, 1999. The Company is evaluating SAB 101 and the effect it may have on its financial statements. At this time, the Company believes that SAB 101 will not have a material impact on its financial position or results of operations.

ITEM 3.  PROPERTIES

         Our corporate headquarters are located at 9677 Tradeport Drive in an office facility in Orlando, Florida, where we lease approximately 24,675 square feet under the terms of a lease which expires in April 2003 for a monthly fee of $25,000. For our European operations, we maintain two offices in Amsterdam, Netherlands where we lease approximately 5,400 square feet under leases which expire in 2002 for a monthly fee of $5,200. We also lease a small corporate office in Jerusalem, Israel under a lease that expires in December 2000 for a monthly fee of $750. We utilize sales offices in Quito, Ecuador and Bogota, Colombia for which we are not obligated to pay rent but for which we incur costs related to consulting arrangements with third parties. We believe that our existing facilities are adequate to support our existing operations and that, if needed, we will be able to obtain suitable additional facilities on commercially reasonable terms.


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
ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT

         The table below sets forth information regarding the beneficial ownership of World Commerce's common stock as of May 31, 2000, by the following individuals or groups:


         - each person or entity who we know beneficially owns more than 5.0% in the aggregate of our outstanding common stock;
         -        each of the executive officers named in the Summary
                  Compensation Table;
         -        each of our directors; and
         -        all directors and executive officers as a group.

         Unless otherwise indicated, the address of each of the individuals listed in the table is c/o World Commerce, 9677 Tradeport Drive, Orlando, Florida 32827. To our knowledge, except as otherwise indicated, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.


         The percentage of beneficial ownership in the following table is based upon 15,465,357 shares of common stock outstanding as of May 31, 2000. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock issuable under options, warrants or other conversion rights that are presently exercisable or exercisable within 60 days of May 31, 2000 are deemed to be outstanding and beneficially owned by the person holding the options, warrants or conversion rights for the purpose of computing the percentage of ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

                                                     NUMBER OF SHARES            SHARES BENEFICIALLY OWNED AS A
           NAME OF BENEFICIAL OWNER                 BENEFICIALLY OWNED          PERCENTAGE OF CLASS OUTSTANDING
-------------------------------------------         ------------------          -------------------------------
Robert H. Shaw............................               1,334,720(1)                         8.5%
Mark E. Patten............................                  25,000                              *
J. Keith Money............................                 401,500(2)                         2.6%
Henry R. Winogrond........................                 100,000(3)                           *
John R. Daniel II.........................                 101,070(4)                           *
Jacobus N. Kras...........................                 100,000(5)                           *
Michael W. Poole..........................                 225,000(6)                         1.4%
David R. Parker...........................               5,595,000(7)                        26.6%
Interprise Technology Partners, L.P.......               5,560,000(8)                        26.4%
William A. Mobley, Jr.....................               1,767,500(9)                        11.5%
Larry L. Murphy...........................               2,510,750(10)                       16.3%
Kenneth B. Cobb II........................                 615,000(11)                        4.0%
i2 Technologies, Inc......................               1,250,000(12)                        7.5%
All directors and executive officers as a
   group (9 persons)......................               7,963,270                           36.3%

-------------------------

* Less than one percent.

(1) Includes 174,720 shares of common stock subject to options either currently exercisable or exercisable by Mr. Shaw within 60 days of May 31, 2000. Includes 1,160,000 shares of common stock held jointly between Mr. Shaw and his spouse, and each person, acting individually, may vote and/or dispose of all of such shares.

(2) Includes 120,000 shares of common stock subject to options either currently exercisable or exercisable by Mr. Money within 60 days of May 31, 2000.

(3) All 100,000 shares of common stock are subject to options either currently exercisable or exercisable by Mr. Winogrond within 60 days of May 31, 2000.

(4) Includes 100,000 shares of common stock subject to options either currently exercisable or exercisable by Mr. Daniel within 60 days of May 31, 2000. Also includes 70 shares of common stock in the name of Mr. Daniel's grandson as to which Mr. Daniel has sole voting and dispositive power over such shares.

(5) All 100,000 shares of common stock are subject to options either currently exercisable or exercisable by Mr. Kras within 60 days of May 31, 2000.


(6) Includes 25,000 shares of Series B preferred stock which are immediately convertible into 25,000 shares of common stock. Includes a warrant representing the right to purchase 100,000 shares of common stock held by a trust of which Mr. Poole is the sole trustee and exercises sole voting and dispositive power over such shares. Includes a warrant representing the right to purchase 100,000 shares of common stock held by Poole Carbone Capital Partners, Inc. for which Mr. Poole is the controlling principal and exercises sole voting and dispositive power over such shares.


(7) Mr. Parker, individually, owns 10,000 shares of common stock and 25,000 shares of Series B preferred stock which are immediately convertible into 25,000 shares of common stock. Interprise Technology Partners, L.P., a Delaware limited partnership, owns 4,200,000 shares of Series A preferred stock which are immediately convertible into 4,200,000 shares of common stock; 1,250,000 shares of Series B preferred stock which are immediately convertible into 1,250,000 shares of common stock; and a warrant, which is immediately exercisable, representing the right to purchase 110,000 shares of Series B preferred stock which are immediately convertible into 110,000 shares of common stock. Miller Technology Management, L.P., a Delaware limited partnership, is the general partner of Interprise Technology Partners, L.P. MTM I, LLC, a Delaware limited liability company, is the general partner of Miller Technology Management, L.P. Mr. David Parker and Mr. Edmund Miller each own a 50% interest in MTM I, LLC, and Mr. Parker and Mr. Miller must both agree on the voting and disposition of shares held by Interprise Technology Partners, L.P. The address for each of Interprise Technology Partners, L.P., Miller Technology Management, L.P., MTM I, LLC, Mr. Parker and Mr. Miller is 1001 Brickell Bay Drive, 30th Floor, Miami, Florida 33131.


(8)  See Footnote No. 7.

(9) Shares are held jointly between Mr. Mobley and his spouse, and each person, acting individually, may vote and/or dispose of all of such shares. The address of Mr. and Mrs. Mobley is 57 West Pine Street, Orlando, Florida 32801.

(10) The address of Mr. Murphy is 210 Riverside Drive, Melbourne Beach, Florida 32951.

(11) Includes 315,000 shares held jointly between Mr. Cobb and his spouse, and each person, acting individually, may vote and/or dispose of all of such shares. Includes 250,000 shares held jointly between Mr. Cobb and Charles
     T. Black, Jr., and each person, acting individually, may vote and/or dispose of all of such shares. Includes a warrant representing the right to purchase 50,000 shares of common stock and such warrant is exercisable immediately. The address of Mr. Cobb and Mr. Black is 740 Florida Central Parkway, Suite 2000, Longwood , Florida 32750.


(12) All 1,250,000 shares of common stock are subject to a warrant that is immediately exercisable. The address of i2 Technologies, Inc. is 11701 Luna Road, Dallas Texas 75234.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES


         Our directors, executive officers and significant employees, and their ages as of May 31, 2000, are as follows:

                 NAME                       AGE                          POSITION
----------------------------------          ---     ------------------------------------------------------
Robert H. Shaw                              57      Chairman of the Board and Chief Executive Officer

Mark E. Patten                              36      Chief Financial Officer and Executive Vice President

J. Keith Money                              45      Chief Marketing Officer and Executive Vice President

Henry R. Winogrond                          57      Executive Vice President of Business Development

John R. Daniel II                           55      Executive Vice President of Operations

Eugenio M. Valdes                           42      Chief Operating Officer Floraplex Americas

Jacobus N. Kras                             50      Executive Vice President for Europe

David R. Parker(1)(2)                       56      Director

Michael W. Poole(1)(2)                      43      Director


-------------
(1)      Member of the compensation committee.

(2)      Member of the audit committee


         Set forth below is certain information regarding the professional experience for each of the above-named persons.

         ROBERT H. SHAW has served as our Chairman and Chief Executive Officer since October 1998. From October 1997 to October 1998 Mr. Shaw was Chief Executive Officer of Roundabout Logic, Inc., a leader in immersive imaging technology. From 1995 to October 1997 Mr. Shaw was Chairman and Chief Executive Officer of Galacticom, Inc., a worldwide leader of multi-user communications software and e-commerce systems with an international customer base of more than 20,000 users. Mr. Shaw received a bachelors degree in electrical engineering from Northeastern University.

         MARK E. PATTEN has served as our Chief Financial Officer and Executive Vice President since October 1999. From February 1998 to October 1999, Mr. Patten was Vice President and Chief Accounting Officer of Vistana, Inc., a publicly traded timeshare resort developer. Prior to that, Mr. Patten was a partner in the Information Risk Management practice of KPMG Peat Marwick LLP from July 1997 to January 1998 and a Senior Manager with KPMG for a period of four years prior to his election into the partnership including a two year rotation in KPMG's Executive Office in the Department of Professional Practice. Mr. Patten has a bachelors degree in accounting from the University of Florida and is a Certified Public Accountant in Georgia.

         J. KEITH MONEY has served as our Chief Marketing Officer and Executive President since October 1998. From October 1997 to September 1998 Mr. Money was Vice President of Sales and Marketing and Chief Operating Officer of Roundabout Logic, Inc. From 1995 to September 1997 Mr. Money was

Director of Sales for Galacticom, Inc. Mr. Money received a bachelors degree in liberal arts and history from Wingate University.

         HENRY R. WINOGROND has served as our Executive Vice President of Business Development since January 1999. From January 1996 to December 1998 Mr. Winogrond was President of Great Lakes Floral Services, Inc., a provider of investment consulting services in the floriculture industry. From January 1995 to December 1995 Mr. Winogrond was President of Bouquet Connection de los Andes, a fresh cut flower importer. For the preceding seven years Mr. Winogrond was President of Southern Rainbow, a fresh cut flower grower and importer. Mr. Winogrond was also with Dole Food Company for seventeen years. Mr. Winogrond has a bachelors degree in business administration from the University of Wisconsin and an MBA from Stanford University.

         JOHN R. DANIEL II has served as our Executive Vice President of Operations since April 1999. Prior to joining WCO Mr. Daniel served in several positions at U.S. Petroleum Construction, a petroleum equipment installation company, including his last position as Vice President and General Manager, from October 1997 to April 1999. From October 1993 to July 1997 Mr. Daniel served in several positions with Omega, a petroleum equipment installation company, including his last position as President of the Southeast region. The previous 25 years of Mr. Daniel's career were spent in various management positions in the computer technology industry.

         EUGENIO M. VALDES has served as our Chief Operating Officer of the Floraplex Americas division since July 1999. From May 1998 to June 1999 Mr. Valdes was President of Dole Fresh Flowers, a division of Dole Food Company. From June 1996 to May 1998 Mr. Valdes was President of Sunburst Farms, the largest grower and distributor of fresh-cut flowers worldwide, prior to its acquisition by Dole. For the preceding 10 years Mr. Valdes served in varying sales, marketing and financial executive management positions with Sunburst. Mr. Valdes received his bachelors degree in business from the University of Miami and MBA from Nova Southeastern University.

         JACOBUS N. KRAS has served as Executive Vice President for Europe since July 1999. Since 1991, Mr. Kras has served as President of Hortimarc B.V., a consultancy company to the horticulture industry based in Amsterdam, The Netherlands. From 1980 to 1991 Kras was with the Dutch Association of Flower Auctions serving as Chief Executive Officer from 1985 to 1991. Mr. Kras is Chairman of the Board of Jac van Dillewijn B.V., a hardgood supplier in Aalsmeer, Holland, and a director of Hazera Holding International, an Israeli breeder of vegetable seeds. Mr. Kras is also member of the board of directors of the Dutch Association of Agriculture Law. Mr. Kras has a bachelors degree and masters degree in law from the University of Amsterdam and an MBA from the University of Nijenrode.


         DAVID R. PARKER has served as a Director and the representative of Interprise Technology Partners, L.P. on the Board of Directors, pursuant to the terms of a Stock Purchase Agreement between Interprise Technology Partners and us, since February 1999. Mr. Parker is founder and Managing Principal of Interprise Technology Partners, L.P., a venture capital fund focused on Internet and information technology investments founded in January 1999. From 1992 to May 1998 Mr. Parker was Chairman of ProSource Distribution Services, Inc., a U.S. food services distributor which was sold for cash to AmeriServe Inc. in May 1998. From May 1998 to August 1998, Mr. Parker was Vice Chairman of AmeriServe, Inc. overseeing the integration of ProSource into AmeriServe, until he resigned from the Company in August 1998, but remained on the board of directors until he resigned from the board in November 1999. Mr. Parker is a director of Tupperware, Inc. and Applied Graphics Technologies Inc.

Mr. Parker earned a bachelors degree in engineering from the University of Texas and an MBA from Harvard University, where he was a Baker Scholar.

         MICHAEL W. POOLE has served as a Director since February 1999. Mr. Poole is a member of the Board of Directors of the Federal Reserve Bank of Atlanta (Jacksonville, Florida branch). Since 1997, Mr. Poole has been a principal with Poole Carbone Eckbert, Inc., an investment banking firm providing traditional corporate finance services to middle market companies. Since 1986 Mr. Poole has been President of Blaker Investment Company, a private investment firm owned by Mr. Poole. Mr. Poole received his bachelors degree in finance from the University of Florida and his MBA from Rollins College.

BOARD OF DIRECTORS AND COMMITTEES

         Our bylaws provide for a board of directors consisting of at least 1 but no more than 9 individuals who are elected at the annual meeting and serve for 1 year and until their successor is elected and qualified.

         The board of directors has a compensation committee and an audit committee.

         COMPENSATION COMMITTEE. The compensation committee of the board of directors reviews and makes recommendations to the board regarding all forms of compensation provided to the executive officers and directors of World Commerce and its subsidiaries including stock compensation and loans. In addition, the compensation committee reviews and makes recommendations on stock compensation arrangements for all of our employees. The compensation committee also administers our 1999 Stock Option Plan. The current members of the compensation committee are David Parker and Michael Poole, with Mr. Parker chairing the committee.

         AUDIT COMMITTEE. The audit committee of the board of directors is responsible for reviewing and monitoring the corporate financial reporting and the internal and external audits of World Commerce, including, among other things, our internal audit and control functions, the results and scope of the annual audit and other services provided by our independent auditors and our compliance with legal requirements that have a significant impact on our financial reports. The audit committee also is responsible for consulting with our management and our independent auditors regarding the preparation of financial statements and, as appropriate, initiating inquiries into aspects of our financial affairs. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. The current members of the audit committee are Mr. Parker and Mr. Poole, with Mr. Poole chairing the committee.

DIRECTOR COMPENSATION

         We reimburse directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. We may, at our discretion, grant stock options and other equity awards to our non-employee directors from time-to-time pursuant to our 1999 Stock Option Plan or otherwise. In January 1999, we issued a warrant to the Michael W. Poole Trust representing the right to purchase 100,000 shares of our common stock of which Mr. Poole is the trustee, at an exercise price of $2.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


         The compensation committee of the board of directors consisted in 1999, and currently consists of, David Parker and Michael Poole. There were no compensation committee interlocks during our last fiscal year.

ITEM 6.      EXECUTIVE COMPENSATION



SUMMARY COMPENSATION TABLE

         The following table sets forth compensation information for the fiscal year ended December 31, 1999 paid by us for services by our Chief Executive Officer and our other executive officers whose total salary and bonus for that fiscal year exceeded $100,000, collectively referred to below as the "named executive officers." None of the executive officers received total compensation of at least $100,000 prior to fiscal year 1999.

                    SUMMARY COMPENSATION IN LAST FISCAL YEAR

                                              ANNUAL
                                           COMPENSATION          LONG-TERM COMPENSATION AWARDS
                                          -------------    ----------------------------------------
                                                           RESTRICTED STOCK   SECURITIES UNDERLYING        ALL OTHER
      NAME AND PRINCIPAL POSITION         SALARY(3) ($)       AWARD(S)($)           OPTIONS (#)          COMPENSATION ($)
-------------------------------------     -------------    ----------------   ---------------------     ----------------
Robert H. Shaw,(1)                            132,700                --              436,800                25,400(6)(7)
   Chief Executive Officer

Mark E. Patten,                                32,400           134,500(4)           200,000                 1,000(8)
   Chief Financial Officer

J. Keith Money,                               111,900                --              300,000                26,600(6)(7)
   Chief Marketing Officer

Henry R. Winogrond,                           142,000                --              250,000                16,400(6)(7)
   Executive VP of Bus. Development

John R. Daniel II,                            114,300                --              250,000                 4,200(7)
   Executive VP of Operations

Jacobus N. Kras,                               90,000                --              250,000                    --
   Executive VP for Europe

Kenneth B. Cobb II,(2)                        136,500                --              100,000(5)              4,200(7)
   former Chief Financial Officer

---------------------

(1) For the fiscal year ended December 31, 1998, Mr. Shaw received compensation in the form of consulting fees paid to a company controlled by Mr. Shaw in the amount of $30,045. Also, Mr. Shaw was issued 1,200,000 shares of our common stock in September 1998 for services rendered in facilitating the voluntary share exchange between us and World Commerce Online-Floraplex.
(2) Mr. Cobb held the position of Chief Financial Officer until his resignation in September 1999.
(3) Does not represent a full year of salary because no person listed, other than Mr. Cobb, was paid a salary at the beginning of the fiscal year. Mr. Shaw became an employee on March 29, 1999, at an annual salary of $125,000, which was raised to $225,000 on July 1, 1999; Mr. Patten became an employee on October 18, 1999, at an annual salary of $180,000; Mr. Money became an employee on March 29, 1999, at an annual salary of $125,000, which was raised to $180,000 on July 1, 1999; Mr. Winogrond became an employee on February 1, 1999, at an annual salary of $125,000, which was raised to $180,000 on July 1, 1999; Mr. Daniel became an employee on March 22, 1999, at an annual salary of $125,000, which was raised to 180,000 on July 1, 1999; Mr. Kras became an employee on July 1, 1999, at an annual salary of $180,000; and Mr. Cobb was an employee from January 1, 1999 until September 30, 1999, at an annual salary of $125,000, which was raised to $180,000 on July 1, 1999.
(4) Represents 25,000 shares valued at $5.38 per share issued in October 1999 in connection with the start of employment.

(5) Reflects issuance of two warrants in September 1999 representing the right to purchase 50,000 shares of our common stock at an exercise price of $8 and $2 per share, respectively.
(6) Other compensation includes payments to Mr. Shaw, Mr. Money and Mr. Winogrond as consultants prior to full-time employment in the amount of $21,200, $22,400, and $12,200, respectively.
(7) Includes an automobile allowance in an amount of $4,200.
(8) Automobile allowance in an amount of $1,000.

OPTION GRANTS TABLE

         The following table sets forth each grant of stock options during the fiscal year ended December 31, 1999 to each of the named executive officers. No stock appreciation rights were granted to these individuals during that year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                           INDIVIDUAL GRANTS
                         ----------------------------------------------------
                                       % OF TOTAL                                                POTENTIAL REALIZABLE VALUE
                         NUMBER OF       OPTIONS                                                  AT ASSUMED ANNUAL RATES
                         SECURITIES    GRANTED TO      EXERCISE                                 OF STOCK PRICE APPRECIATION
                         UNDERLYING   EMPLOYEES IN      OR BASE                                      FOR OPTION TERM(4)
                          OPTIONS        FISCAL          PRICE     EXPIRATION   MARKET PRICE  ---------------------------------
         NAME            GRANTED(1)       YEAR         ($)/(SH)      DATE(2)     ($)(SH)(3)      5%($)      10%($)      0%($)
--------------------     ----------   ------------     --------    ----------   ------------  ---------   ----------  ---------
Robert H. Shaw            236,800          8.4%            2.00     10/18/09         5.38     1,596,175    2,821,223    797,680

                          200,000          7.1%            8.00     10/18/09         5.38       152,691    1,190,867         --

Mark E. Patten            126,876          4.5%            2.00     10/18/09         5.38       858,959    1,518,200    429,260

                           73,124          2.6%            5.38     10/18/09         5.38       246,992      625,926         --

J. Keith Money            300,000         10.6%            2.00     10/18/09         5.38     2,029,036    3,586,300  1,014,000

Henry R. Winogrond        250,000          8.9%            2.00     10/18/09         5.38     1,690,863    2,988,584    845,000

John R. Daniel II         200,000          7.1%            2.00     10/18/09         5.38     1,352,691    2,390,867    676,000

                           50,000          1.8%            8.00     10/18/09         5.38        38,173      297,717         --

Jacobus N. Kras           250,000          8.9%            2.00     10/18/09         5.38     1,690,863    2,988,584    845,000

Kenneth B. Cobb II             --           --               --           --           --            --           --         --

    ---------------

    (1) All options were granted as of October 18, 1999. All options granted to everyone other than Mr. Patten vest 28% on January 1, 2000, and 2% on the first of each successive month thereafter. The options granted to Mr. Patten vest 28% on October 18, 2000 and 2% on the eighteenth of each successive month thereafter.

    (2) Each of the options has a ten-year term. However, the options will terminate earlier if the optionee's employment is terminated or the Company is liquidated, dissolved, reorganized or there is a change in control.

    (3) The fair market value of our common stock was determined on the basis of the closing sale price of our common stock on the OTC Bulletin Board on October 15, 1999, pursuant to the terms of our 1999 Stock Option Plan.


    (4) The assumed 5%, 10% and 0% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent our estimate or projection of our common stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock, overall market conditions, and the option holder's continued employment through the vesting period. Unless the market price of our common stock appreciates over the option term, no additional value will be realized from the option grants made to these executive officers. The potential realizable value is based on the assumption that the common stock price appreciates at the annual rate shown, compounded annually, from the date of grant until the end of the option period. The actual value, if any, a named executive officer may realize will depend upon the excess of the stock price over the exercise price on the date the option is exercised, if the executive were to sell the shares on the date of exercise, so there is no assurance that the value realized will be equal to or near the potential realized value as calculated in this table.


AGGREGATE OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE

         The following table sets forth information concerning the year-end number and value of unexercised options for each of the named executive officers. None of the individuals listed below exercised any options during the last fiscal year.

       AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
                                 OPTION VALUES

                                                  NUMBER OF SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                      UNEXERCISED OPTIONS AT             IN-THE-MONEY OPTIONS AT
                                                       DECEMBER 31, 1999(#)              DECEMBER 31, 1999($)(1)
                                                  -------------------------------     ------------------------------
NAME                                               EXERCISABLE     UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
--------------------------------------            ------------     --------------     -----------      -------------
Robert H. Shaw                                          --           436,800               --            5,517,984

Mark E. Patten                                          --           200,000               --            2,828,865

J. Keith Money                                          --           300,000               --            4,614,000

Henry R. Winogrond                                      --           250,000               --            3,845,000

John R. Daniel II                                       --           250,000               --            3,545,000

Jacobus N. Kras                                         --           250,000               --            3,845,000

Kenneth B. Cobb II                                      --                --               --                   --

---------------

(1) The value of our common stock (based on the closing sale price of our common stock on the OTC Bulletin Board on December 31, 1999) was $17.38. These values have been calculated based on a price of $17.38 per share, minus the applicable per share exercise price.


EMPLOYMENT AGREEMENTS

         The following named executive officers have signed employment agreements with us:

         Pursuant to an employment agreement dated October 18, 1999, we agreed to pay Robert H. Shaw an annual salary of $225,000 to serve as our Chief Executive Officer. In accordance with the offer terms, Mr. Shaw, on October 18, 1999, was granted 236,800 options to purchase our common stock at an exercise price per share of $2 and 200,000 options to purchase our common stock at an exercise price per share of $8. See "Option Grants Table."

         Pursuant to an employment agreement with substantially similar provisions as Mr. Shaw dated October 18, 1999, we agreed to pay Mark E. Patten an annual salary of $180,000 to serve as Executive Vice President and Chief Financial Officer and as of October 18, 1999 granted Mr. Patten 126,876 options to purchase our common stock at an exercise price per share of $2.00 and 73,124 options to purchase our common stock at an exercise price per share of $5.38. In addition, on October 18, 1999,

Mr. Patten was granted and issued 25,000 shares of our common stock and provided $25,000, as well as, a loan of up to $25,000 in connection with the related tax impact. See "Option Grants Table."

         Pursuant to an employment agreement with substantially similar provisions as Mr. Shaw dated October 18, 1999, we agreed to pay J. Keith Money an annual salary of $180,000 to serve as our Chief Marketing Officer and as of October 18, 1999, granted Mr. Money 300,000 options to purchase our common stock at an exercise price per share of $2. See "Option Grants Table."

         Pursuant to an employment agreement with substantially similar provisions as Mr. Shaw dated October 18, 1999, we agreed to pay Henry R. Winogrond an annual salary of $180,000 to serve as our Executive Vice President of Business Development and as of October 18, 1999, granted Mr. Winogrond 250,000 options to purchase our common stock at an exercise price per share of $2. See "Option Grants Table."

         Pursuant to an employment agreement with substantially similar provisions as Mr. Shaw dated October 18, 1999, we agreed to pay John R. Daniel II an annual salary of $180,000 to serve as our Executive Vice President of Operations and as of October 18, 1999, granted Mr. Daniel 200,000 options to purchase our common stock at an exercise price per share of $2 and 50,000 options to purchase our common stock at an exercise price per share of $8. See "Option Grants Table."

         Pursuant to an employment agreement with substantially similar provisions as Mr. Shaw dated October 18 1999, we agreed to pay Jacobus N. Kras an annual salary of $180,000 to serve as our Executive Vice President for Europe and as of October 18, 1999, granted Mr. Kras 250,000 options to purchase our common stock at an exercise price per share of $2. See "Option Grants Table."

         Each of the employment agreements described above provide that in the event we terminate the executive without "cause" (as defined), or the executive terminates his employment with "good reason" (as defined), other than in the case of a "change in control" (as discussed below), that executive will be entitled to severance payments equaling that executive's annual salary and benefits for a one-year period from the date of termination. In the event the terminated executive finds a new employment, we will be able to cease making or reduce the severance payments and benefits. If an executive's employment is terminated by us without cause or by the executive with good reason, in either case in anticipation of, in connection with or within one year after a "change in control" (as defined), his salary will be continued for one year, his benefits will be continued for one year (subject to cessation if the executive is entitled to similar benefits from a new employer), each executive will agree to preserve the confidentiality and the proprietary nature of all information relating to the Company and our business. Each executive's agreement includes certain non-competition and non-solicitation provisions.

EMPLOYEE BENEFIT PLANS


         Our board of directors adopted our 1999 Stock Option Plan in July 1999 and our stockholders approved the adoption of the plan on October 18, 1999. The compensation committee of the board of directors amended the plan in December 1999 by deleting a method of payment of the exercise price. We have reserved 3,000,000 shares of common stock for issuance under the plan, of which options to purchase 2,666,300 shares were outstanding as of May 31, 2000.


         The plan provides for grants of incentive stock options, and nonqualified stock options, to our designated employees, advisors and consultants, and to non-employee directors. No more than 500,000 shares in the aggregate may be granted to any individual in any calendar year. If options granted under the plan expire or are terminated for any reason without being exercised, or are forfeited, the shares of common stock underlying such grant will again be available for purposes of the plan.

         The compensation committee of the board of directors administers and interprets the plan. The compensation committee will consist of two or more persons appointed by the board of directors from among its members, each of whom must be a "non-employee director" as defined by Rule 16b-3 under the Securities Exchange Act of 1934, and an "outside director" as defined by
Section 162(m) of the Internal Revenue Code of 1986 and related Treasury regulations. The compensation committee has complete discretion to make all decisions relating to the interpretation and operation of the Plan, including the discretion to determine which eligible individuals are to receive any award, and to determine the type, number, vesting requirements and other features and conditions of each award.

         The exercise price for incentive stock options granted under the plan, which may only be granted to employees, may not be less than 100% of the fair market value of the common stock on the option grant date. The exercise price may be paid in cash or by other means, including a cashless exercise method as determined by the committee.

         The compensation committee may amend or terminate the plan at any time. If the compensation committee amends the plan, stockholder approval of the amendment will be sought only if required by an applicable law. The plan will continue in effect until the tenth anniversary of its effective date, unless the compensation committee decides to terminate the plan earlier or extend it with the approval of the stockholders.

ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


INTERPRISE TECHNOLOGY PARTNERS

         On February 12, 1999, our board of directors agreed to sell to Interprise Technology Partners 4,000,000 shares of our Series A convertible preferred stock at a purchase price of $2 per share. We issued the 4,000,000 shares to ITP on March 30, 1999. The per share closing sale price of our common stock on the OTC Bulletin Board was $4.00 and $5.44 on February 12 and March 30, 1999, respectively. Our board of directors determined that a $2.00 per share purchase price for the preferred stock was fair for a transaction of this magnitude with ITP. Pursuant to the terms of the Stock Purchase Agreement, the holders of a majority of the shares of our Series A convertible preferred stock have the right to elect one member to our board of directors until such time as no shares of our Series A preferred convertible stock are outstanding. ITP is the holder of all but 50,000 shares of our Series A convertible preferred stock. David Parker, ITP's managing principal, has been ITP's representative on our board of directors since February 12, 1999. In addition, in connection with the Series A transaction, we granted an option to ITP to purchase an additional 250,000 shares of Series A convertible preferred stock at a purchase price of $2.00 per share, exercisable at any time over the next 5 years. We received no separate tangible consideration in exchange for the granting of the option.

         On October 15, 1999, we received an approximately $2.4 million bridge loan from ITP, and granted ITP a warrant representing the right to purchase up to 110,000 shares of our Series B convertible preferred stock at an exercise price of $4 per share. The bridge loan was in the form of a senior secured convertible note, convertible into shares of our Series B preferred stock. Interest on the note was 8% per annum, and principal and interest were due and payable upon 30 days written notice. The warrant was granted to ITP in lieu of payment of interest on the note, and had a fair market value (based on the closing sale price on the day before the date of grant of our common stock on the OTC Bulletin Board) on the date of grant of $151,800.


         On November 11, 1999 we executed a Stock Purchase Agreement to sell to ITP, and other accredited investors selected by ITP, a minimum of 1,250,000 and a maximum of 5,000,000 shares of our Series B convertible preferred stock at a purchase price of $4 per share. We issued 1,250,000 shares to ITP on December 16, 1999. The per share closing sale price of our common stock on the OTC Bulletin Board was $7.81 and $11.50 on November 11 and December 16, 1999, respectively. Our board of directors determined that a $4.00 per share purchase price for the preferred stock was fair for a transaction of this magnitude with ITP. See "Description of Registrant's Securities."


         On March 14 and April 11, 2000, we sold 200,000 and 50,000 shares, respectively, of our Series A convertible preferred stock, at a purchase price of $2 per share, to ITP for $500,000 pursuant to ITP's exercise of an option, which we granted on March 30, 1999, to purchase such shares at such price. After we sold the 50,000 shares on April 11, 2000, ITP immediately sold those 50,000 shares of Series A convertible preferred stock to Robert Guerin, a third party who is not an affiliate of either ITP or us, for $100,000. As of May 31, 2000. ITP and David Parker were the beneficial holders of 26.4% and 26.6% of our common stock, respectively.

DIRECTORS AND OFFICERS


         On December 16, 1999, we also issued 25,000 shares of our Series B convertible preferred stock to each of David Parker and Michael W. Poole, members of our board of directors, individually, at a purchase price of $4 per share. The per share closing sale price of our common stock on the OTC

Bulletin Board was $11.50 on December 16, 1999. Our board of directors determined that it was fair to issue these shares at the same price as those sold to ITP on the same date.


         On October 18, 1999, we issued 25,000 shares of our common stock to Mark E. Patten in connection with the start of his employment with us as our Chief Financial Officer and Executive Vice President. The per share closing price of our common stock on the OTC Bulletin Board was $5.25 on the date of issuance.


i2 TECHNOLOGIES

         On April 29, 2000, we granted to i2 Technologies, Inc. a warrant representing the right to purchase 1,250,000 shares of our common stock as consideration for software i2 Technologies licensed to us pursuant to a software license agreement dated April 29, 2000. The warrant had a fair market value (based on the closing sale price on the day before the date of grant of our common stock on the OTC Bulletin Board) on the date of the grant of $8,000,000. The warrant is immediately exercisable at an exercise price of $7.00 per share. See "Description of Registrant's Securities - Warrants." After the grant of the warrant, i2 Technologies was the beneficial holder of 7.5% of our common stock.


CONSULTING ARRANGEMENTS

         In 1996, we entered into a five year exclusive agreement with Hortimarc B.V., a consulting business owned by Jacobus N. Kras, an employee of ours since July 1, 1999 and our Executive Vice President for Europe as of October 1999, for the development of our marketing and sales initiatives in the European market. The contract provided for compensation to Hortimarc based upon time and materials billed. This agreement was terminated when Mr. Kras became an employee in July 1999. However, we continue to utilize limited services of Hortimarc for which we incur costs for time and materials. In 1999, we remitted $98,300 to Hortimarc under the aforementioned agreement and activities conducted after the termination of such agreement.


         In January 1999, we entered into a two year agreement with Poole Carbone Capital Partners, Inc., of which Mr. Poole, a member of our board of directors since January 1999, was the controlling principal as of December 31, 1999, to receive financial and investment banking services. In connection with this agreement we granted to Poole Carbone Capital Partners two warrants each representing the right to purchase 50,000 shares of our common stock at exercise prices of $12 and $10 per share, respectively. We also granted to the Michael W. Poole Trust a warrant representing the right to purchase 100,000 shares of our common stock at an exercise price of $2 per share. The warrants were granted on January 15, 1999, at which time our common stock had a per share closing sale price on the OTC Bulletin Board of $4.25. The fair market values (based on the closing sale price on the day before the date of grant of our common stock on the OTC Bulletin Board) of the $12, $10 and $2 warrants on the date of grant were $18,700, $12,900 and $212,000, respectively.


         The foregoing transactions between us and our affiliates were negotiated upon our behalf by our management. We believe that such transactions are in compliance with our policy that transactions with affiliates be on terms at least as favorable as could have been reasonably obtained from an unaffiliated third party. We anticipate that all future transactions with our affiliates will be approved by a majority of our board of directors, including a majority of the independent and disinterested directors, and will continue to be on terms no less favorable to us then could be obtained from unaffiliated third parties.

ITEM 8.     LEGAL PROCEEDINGS

         We are not aware of any pending legal proceedings against us that, individually or in the aggregate, would have a material adverse effect on our business, results of operation or financial condition. We may in the future be party to litigation arising in the course of our business, including claims that we allegedly infringe third party trademarks and other intellectual property rights. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Our shares of common stock are traded over-the-counter on the OTC Bulletin Board under the symbol "WCOL." The following table sets forth for the periods indicated the high and low bid prices of our common stock, as reported in published financial sources. The quotations reflect prices between dealers in securities, without retail mark-up, mark-down or commission, and may not represent actual transactions.

         Upon the effectiveness of this registration statement, we intend to apply to list our shares on the Nasdaq National Market, whereupon our shares would cease to be quoted on the OTC Bulletin Board. There can be no assurance that we will be able to obtain or maintain any such listing for our shares.


                                                                                             Common Stock
                                                                                    -----------------------------
Fiscal Year Ending December 31, 2000                                                  High                 Low
                                                                                    --------             --------
     Second Quarter(1).................................................             21 15/16              5 3/4
     First Quarter.....................................................             28                   13 11/16


Fiscal Year Ended December 31, 1999                                                   High                 Low
                                                                                    --------             --------
     Fourth Quarter....................................................             16 1/2                5 1/6
     Third Quarter.....................................................             16 5/8                5
     Second Quarter....................................................             14 1/8                4 7/8
     First Quarter.....................................................              7 3/8                2 1/8


Fiscal Year Ended December 31, 1998                                                   High                 Low
                                                                                    --------             --------
     Fourth Quarter....................................................              3 3/4                2
     Third Quarter (commencing September 9, 1998)(2)...................              2 1/2                2 1/2


-------------------

(1)  As of May 31, 2000.
(2)  Trading was commenced under the symbol SUEX.

         As of May 31, 2000, there were 15,465,357 shares of common stock outstanding, held by approximately 124 shareholders of record.


         We have never declared or paid any cash dividends on our common stock and do not anticipate declaring or paying cash dividends on our common stock in 2000 or in the foreseeable future. We currently intend to retain future earnings to finance operations and fund the growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions in respect of the payment of dividends and other factors that our board of directors may deem relevant.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

         Set forth below in chronological order is information regarding the number of shares of common stock and preferred stock sold by us and the number of options and warrants issued by us within the past three years, and the consideration received by us for such shares, options and warrants. None of the securities were registered under the Securities Act. In the opinion of World Commerce, the sale or issuance of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, except as otherwise noted for the 1,705,000 shares sold or issued in reliance upon Rule 504, as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were fixed to the share certificates issued in such transactions. All recipients had an opportunity to ask questions about us and had adequate access to information about us. No sales of securities involved the use of an underwriter and no commissions were paid in connection with the sale or issuance of any securities.

         On September 10, 1998, we issued 7,020,000 shares of our common stock to World Commerce Online-Floraplex in exchange for all its outstanding shares of common stock.

         On September 23, 1998, we issued 3,380,000 shares of our common stock to Consolidated Capital Group, Inc., PowWow, Inc., Roger Tichenor, Douglas Hackett, Robert Shaw, Keith Money and Charles T. Black, Jr. and Kenneth B. Cobb, II, as joint tenants, as consideration for services rendered in facilitating the voluntary share exchange between us and World Commerce Online-Floraplex.

         Between September 25, 1998 and February 1, 1999, we sold 1,615,000 shares of our common stock, at a purchase price of $.50 per share to 27 persons for $807,500. The sale of the securities was deemed to be exempt from registration under the Securities Act in reliance upon Rule 504 of the Securities Act as a transaction by an issuer not involving any public offering.

         On October 21, 1998, we issued 300,000 shares of our common stock, determined by our board of directors to have a value of $150,000, to Kenneth B. Cobb, II as consideration for services rendered in his capacity as acting chief financial officer.

         On October 31, 1998, we issued 100,000 shares of our common stock, determined by our board of directors to have a value of $52,000, to Larry L. Murphy; on November 20, 1998, we issued 20,000 shares of our common stock, at a fair market value of $45,000 (based on the closing sale price on the day before the date of issuance of our common stock on the OTC Bulletin Board), to William
A. Mobley, Jr.; and on January 18, 1999, we issued 35,000 shares of our common stock, at a fair market value of $78,750 (based on the closing sale price on the day before the date of issuance of our common stock on the OTC Bulletin Board), to Tucker H. Byrd and 5,000 shares of our common stock, at a fair market value of $11,250 (based on the closing sale price on the day before the date of issuance of our common stock on the OTC Bulletin Board), to Jack L. Byrd, Jr., for satisfaction of all loans, notes and debts of any kind made to World Commerce on each of Mr. Murphy's, Mr. Mobley's, and Tucker Byrd's behalf. The 5,000 shares issued to Jack L. Byrd, Jr. were for satisfaction of loans made by Tucker H. Byrd. The issuance of the securities was deemed to be exempt from registration under the Securities Act in reliance upon Rule 504 of the Securities Act as a transaction by an issuer not involving any public offering.

         On December 7, 1998, we issued 200,000 shares of our common stock, at a fair market value of $500,000 (based on the closing sale price on the day before the date of issuance of our common stock on the OTC Bulletin Board), to Noble House of Boston, Inc. as consideration for services rendered in performing public relations work.

         On December 17, 1998, we issued 30,000 shares of our common stock, at a fair market value of $75,000 (based on the closing sale price on the day before the date of issuance of our common stock on the OTC Bulletin Board), to William Armellini as consideration for consulting services rendered.

         On January 15, 1999, we granted to Michael W. Poole Trust a warrant representing the right to purchase 100,000 shares of our common stock at an exercise price of $2 per share. The warrant was granted as consideration for Mr. Michael Poole being a member of our board of directors and had a fair market value (based on the closing sale price on the day before the date of grant of our common stock on the OTC Bulletin Board) on the date of grant of $212,000. We also granted Poole Carbone Capital Partners, Inc., two warrants each representing the right to purchase 50,000 shares of our common stock at exercise prices of $12 and $10 per share as consideration for consulting services to be performed by Poole Carbone Capital Partners. The warrants had a fair market value on the date of grant of $18,700 and $12,900 (based on the closing sale price on the day before the date of grant of our common stock on the OTC Bulletin Board), respectively.

         On March 30, 1999, we sold 4,000,000 shares of our Series A convertible preferred stock, at a purchase price of $2 per share, to Interprise Technology Partners for $8 million and granted ITP an option to purchase an additional 250,000 shares of our Series A convertible preferred stock at an exercise price of $2.00 per share. We received no tangible consideration in exchange for the granting of the option.

         On April 22, 1999, we issued 5,357 shares of our common stock, at a fair market value of $37,500 (based on the closing sale price on the day before the date of issuance of our common stock on the OTC Bulletin Board), to Novelle Consulting, L.L.C. as consideration for services rendered and granted a warrant representing the right to purchase 250,000 shares of our common stock as consideration for consulting services performed by Novelle in connection with FreshPlex. The warrant had a fair market value (based on the closing sale price on the day before the date of grant of our common stock on the OTC Bulletin Board) on the date of grant of $276,560.

         In July 1999, we issued 80,000 shares of our common stock, at a fair market value of $945,000 (based on the closing sale price on the day before the date of issuance of our common stock on the OTC Bulletin Board), to Peter Giarrusso as consideration for consulting services performed from January 1999 to July 1999 relating to the design and development of our B2B e-commerce technology.

         On August 26, 1999, in connection with our acquisition of FPN, we issued 100,000 shares of our common stock, at a fair market value of $1,126,150 (based on an average of the closing sale price for the two days before, the date of and the two days after the date of issuance of our common stock on the OTC Bulletin Board), to the sole stockholder of FPN, JoBo Holding B.V., and we granted to Nils Van Beek, owner of JoBo, a warrant representing the right to purchase 100,000 shares of our common stock. The warrant had a fair market value (based on the closing sale price on the day before the date of grant of our common stock on the OTC Bulletin Board) on the date of grant of $724,000.

         On September 20, 1999, we granted to Kenneth B. Cobb II warrants representing the right to purchase 100,000 shares of our common stock as consideration for past services as our Chief Financial Officer. The warrant had a fair market value (based on the closing sale price on the day before the date of grant of our common stock on the OTC Bulletin Board) on the date of the grant of $290,625.

         On October 1, 1999, we issued 20,000 shares or our common stock, at a fair market value of $110,000 (based on the closing sale price on the day before the date of issuance of our common stock on the OTC Bulletin Board), and granted a warrant representing the right to purchase 250,000 shares of our common stock to Charles Kremp, III in connection with the consulting agreement with Mr. Kremp and the discontinuance of the Kremp Network. The warrant had a fair market value (based on the closing sale price on the day before the date of grant of our common stock on the OTC Bulletin Board) on the date of the grant of $525,270.

         On October 15, 1999, we granted to Interprise Technology Partners a warrant representing the right to purchase up to 110,000 shares of our Series B convertible preferred stock at an exercise price of $4 per share. The warrant was granted to ITP in lieu of interest on an approximately $2.4 million bridge loan provided to us by ITP. The warrant had a fair market value (based on the closing sale price on the day before the date of grant of our common stock on the OTC Bulletin Board) on the date of grant of $151,800.

         On October 18, 1999, we issued 25,000 shares of our common stock, at a fair market value of $134,375 (based on the closing sale price on the day before the date of issuance of our common stock on the OTC Bulletin Board), to Mark E. Patten, our Chief Financial Officer, in connection with the commencement of his employment at World Commerce.

         On October 18, 1999, we granted to each of Tucker H. Byrd, Jr. and Elizabeth Walsh a warrant representing the right to purchase 30,000 shares and 1,000 shares of our common stock, respectively, in connection with legal services provided to us. The warrants had a fair market value (based on the closing sale price on the day before the date of grant of our common stock on the OTC Bulletin Board) on the date of the grant of $33,074 and $1,101, respectively.

         During the period from October 18, 1999 through December 16, 1999, we granted to our employees stock options exercisable for an aggregate of 2,813,800 shares of our common stock at prices ranging from $2 to $11.75 per share.

         On December 10, 1999, we granted to Dole Fresh Flowers, Inc. a warrant representing the right to purchase 1,000,000 shares of our common stock in connection with Dole Fresh Flowers agreeing to sell its flowers through Floraplex. The warrant had a fair market value (based on the closing sale price on the day before the date of grant of our common stock on the OTC Bulletin Board) on the date of the grant of $5,170,000.

         On December 16, 1999, we sold 5,000,000 shares of our Series B convertible preferred stock, at a purchase price of $4 per share, to approximately 60 accredited investors for $20 million, including 1,250,000 shares for $5 million to Interprise Technology Partners.

         On March 14, 2000, we issued 10,000 shares of our common stock, at a fair market value of $235,000 (based on the closing sale price on the day before the date of issuance of our common stock on the OTC Bulletin Board), to Gregory N. Chambers, an executive in our sales and marketing organization, in connection with the commencement of his employment with the Company.

         On March 14, 2000, we sold 200,000 shares of our Series A convertible preferred stock, at a purchase price of $2 per share, to Interprise Technology Partners for $400,000 pursuant to Interprise's exercise of an option, which we granted on March 30, 1999, to purchase such shares at such price.

         On March 29, 2000, we granted to AnswerThink Consulting Group, Inc. two warrants representing the right to purchase 250,000 shares of our common stock as consideration for introducing us to i2 Technologies, Inc. and in full payment of $200,000 worth of consulting services rendered to us as of March 29, 2000. The warrant had a fair market value (based on the closing sale price on the day before the date of grant of our common stock on the OTC Bulletin Board) on the date of the grant of $2,572,000.

         On April 11, 2000, we sold 50,000 shares of our Series A convertible preferred stock, at a purchase price of $2 per share, to Interprise Technology Partners for $100,000 pursuant to Interprise's exercise of an option, which we granted on March 30, 1999, to purchase such shares at such price.

         On April 29, 2000, we granted to i2 Technologies, Inc. a warrant representing the right to purchase 1,250,000 shares of our common stock as consideration for software i2 Technologies licensed to us pursuant to a software license agreement dated April 29, 2000. The warrant had a fair market value (based on the closing sale price on the day before the date of grant of our common stock on the OTC Bulletin Board) on the date of the grant of $8,000,000.

ITEM 11.    DESCRIPTION OF REGISTRANT'S SECURITIES

GENERAL

         Our authorized capital stock consists of 90,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share.

COMMON STOCK


         As of May 31, 2000, there were 15,465,537 shares of common stock outstanding, all of which are fully paid and nonassessable. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to any preferential rights of preferred stock holders, the holders of common stock are entitled to receive dividends on a pro rata basis, if any, declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, subject to any preferential rights of preferred stock holders, the holders of common stock are entitled to share on a pro rata basis in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. We have never paid dividends in the past and do not intend to do so in the future.


PREFERRED STOCK


         The following is a description of certain terms of our Series A and Series B convertible preferred stock, or collectively referred to as our preferred stock, which is intended as a summary only, and is qualified in its entirety by reference to the complete text of each Certificate of Designations which contain the voting powers, designations, preferences and rights of the Series A and Series B convertible preferred stock. A copy of each certificate is filed as an exhibit to this registration statement. As of May 31, 2000, there were 9,250,000 shares of preferred stock issued and outstanding, all of which are fully paid and non-assessable. Except as otherwise noted, the Series A and Series B redeemable convertible preferred stock had the same powers, designations, preferences and rights.


         RANKING. The preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution and winding up, rank senior to our common stock.

         DIVIDENDS. The holders of outstanding shares of preferred stock are not as a matter of right entitled to be paid or receive any dividends or distributions. The board of directors may decide, at its discretion, whether or not to pay dividends and in what amount. The board of directors shall not pay or declare any dividend or make any distribution to the holders of shares of common stock as long as their remains any shares of preferred stock outstanding.

         LIQUIDATION. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of World Commerce, the holders of the outstanding shares of Series A and Series B preferred stock are entitled to receive $2.00 and $4.00, respectively, in cash for each respective outstanding share of preferred stock (plus all accrued and unpaid dividends), before any distribution or payment to the holders of outstanding shares of any other capital stock of World Commerce. In addition to and after payment in full of all other amounts payable to the holders of the outstanding shares of preferred stock upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of World Commerce, the holders of the outstanding shares of the preferred stock shall be entitled to participate on an as-if-converted basis with the holders of the outstanding shares of our common stock as a single class in the distribution of our assets with respect to the common stock.

         REDEMPTION. No outstanding shares of preferred stock shall be callable or redeemable by us. The holders of a majority of the outstanding shares of preferred stock may require World Commerce to redeem all of the preferred stock owned by such holders at a price equal to $2.00 per share for the Series A (plus all accrued and unpaid dividends thereon) and $4.00 per share for the Series B (plus all accrued and unpaid dividends thereon) at any time after April 1, 2001, upon the occurrence of a change in ownership of a majority of our outstanding shares of common stock, and/or upon the sale or transfer of more than 50% of our assets.

         VOTING RIGHTS. The holders of the outstanding shares of Series A and Series B preferred stock, voting separately as a single class to the exclusion of all other classes of our capital stock, are each entitled to elect one member to our board of directors until such time as no shares of their respective preferred stock are outstanding. The holders of a majority of the outstanding shares of both the Series A and Series B preferred stock must approve any increase in the number of directors on our board of directors beyond five. The holders of the outstanding shares of preferred stock shall be entitled to notice of all stockholders' meetings in accordance with our Bylaws, and except in the election of directors, shall be entitled to vote on all matters submitted to the stockholders for a vote together with the holders of the outstanding shares of common stock voting together as a single class with each share of preferred stock entitled to one vote for each share of common stock issuable upon conversion of the preferred stock.

         CONVERSION RIGHTS. At any time any holder of preferred stock may convert all or any portion of the preferred stock held by such holder into a number of shares of common stock computed by: (i) for Series A preferred stock, multiplying the number of shares of Series A preferred stock to be converted by $2.00 and dividing the result by the conversion price of $2.00; or (ii) for Series B preferred stock, multiplying the number of shares of Series B preferred stock to be converted by $4.00 and dividing the result by the conversion price of $4.00. The conversion price of both the Series A and Series B preferred stock is subject to adjustment pursuant to customary anti-dilution provisions. The conversion of the preferred stock at the election of the holder thereof shall take effect as of the close of business on the date on which the certificate or certificates representing the preferred stock to be converted have been surrendered for conversion at our principal office. Furthermore, we may at any time require the mandatory conversion of all outstanding shares of preferred stock at such time as we close a public offering of our common stock in which we raise at least $15,000,000, the price per share paid for our common stock was at least three hundred percent above the conversion price of the preferred stock then in effect, and the holders of the preferred stock were permitted to include their shares in the public offering, subject to underwriting limitations. The mandatory conversion would be effective upon the closing of the public offering provided written notice of such mandatory conversion was given to all holders of the preferred stock at least seven days prior to such closing.

         REGISTRATION RIGHTS. The holders of the outstanding shares of preferred stock have registration rights relative to the common stock issuable upon conversion of their preferred stock. All registration rights become available on the earlier of April 1, 2001 or one hundred eighty days after the close of our first registered public offering of our common stock under the Securities Act with net proceeds of not less than $15,000,000, and end three years thereafter. The registration rights are provided under the terms of an agreement between us and the holders of the preferred stock. Subject to limitations in the agreement, the holders of a majority of preferred stock can demand up to five times that we register their shares of common stock, and if we register any of our common stock either for our own account or for the account of other security holders, each holder of shares of preferred stock is entitled to "piggyback" its shares of common stock in such registration, subject to the ability of the underwriters to limit the number of shares included in the offering. We will be responsible for paying all registration expenses relating to any piggyback registrations and all but one demand registration.

WARRANTS


         We have issued warrants representing the right to purchase our common stock to the warrant holders set forth below for the number of shares of common stock and at the exercise price set forth opposite each warrant holders' name. We have reserved from our authorized but unissued shares a sufficient number of shares of common stock for issuance upon the exercise of the warrants. As of May 31, 2000, no warrants have been exercised. The warrants do not confer upon the warrant holder any voting or other rights of a stockholder of World Commerce. Except as otherwise indicated, the warrants and all rights thereunder are freely transferable in whole or in part. Except as otherwise indicated, the warrants provide for customary anti-dilution provisions in the event of certain events which may include mergers, consolidations, reorganizations, reclassifications, stock dividends, stock splits and other changes in our capital structure. Except as otherwise indicated, the warrant holders are entitled to certain "piggyback" registration rights enabling them, under certain conditions, to include the common stock underlying the warrants in a registration statement in the event that we propose to register any of our common stock under the Securities Act. The foregoing is a summary of the terms generally applicable to the warrants, however, the terms of each individual warrant may vary according to negotiation between us and the various warrant holders. The following table provides certain information with respect to the warrants as of May 31, 2000.

                                                                               EXERCISE PRICE
                   HOLDER                                  AMOUNT OF SHARES       PER SHARE         EXPIRATION DATE
-----------------------------------------------            ----------------    --------------      ------------------
Michael W. Poole Trust                                          100,000(5)        $  2.00(11)      January 14, 2009
Poole Carbone Capital Partners, Inc.                             50,000(5)          12.00(11)      January 14, 2009
Poole Carbone Capital Partners, Inc.                             50,000(5)          10.00(11)      January 14, 2009
Nils Van Beek(1)(2)(3)                                          100,000(7)          11.50(11)      August 25, 2003
Kenneth B. Cobb II                                               50,000(6)           2.00(11)      December 31, 2004
Kenneth B. Cobb II                                               50,000(8)           8.00(11)      July 29, 2005
Charles Kremp III(1)(2)(3)                                      250,000(9)           8.00(11)      September 30, 2005
Tucker H. Byrd                                                   30,000(5)           8.00(12)      October 17, 2009
Elizabeth Walsh(1)(2)(3)                                          1,000(5)           8.00(12)      October 18, 2004
Dole Fresh Flowers, Inc.(1)(2)(3)                             1,000,000(10)          7.50(11)      December 9, 2009
Interprise Technology Partners(4)                               110,000(5)           4.00(13)      October 31, 2004
Novelle Consulting, L.L.C.(2)(3)                                250,000(5)          12.38(12)      April 21, 2003
AnswerThink Consulting Group, Inc.(2)(3)(14)                    155,000(5)          18.00(17)      March 29, 2004
AnswerThink Consulting Group, Inc.(2)(3)(14)                     95,000(16)         18.00(17)      March 29, 2004
i2 Technologies, Inc.(15)                                     1,250,000(5)           7.00(17)      April 29, 2005


-------------------

(1) The warrant and all rights thereunder may only be transferred by will or the laws of descent and distribution.
(2) Anti-dilution rights only in the event of stock dividends or stock splits.
(3) No "piggy back" registration rights for any of the shares of our common stock underlying the warrant.

(4) The warrant represents the right to purchase shares of our Series B preferred stock, which is convertible on a 1 for 1 basis into our common stock, subject to customary anti-dilution provisions.
(5)  100% of the shares are immediately exercisable.
(6)  100% of the shares are exercisable as of January 1, 2000.
(7) 25% of the shares are exercisable as of January 1, 2000, 25% of the shares are exercisable as of January 1, 2001, 25% of the shares are exercisable as of January 1, 2002, and the remaining 25% of the shares are exercisable as of August 30, 2003.
(8)  100% of the shares are exercisable as of August 1, 2000.
(9) 20,837 shares are exercisable as of December 31, 1999 and 20,833 shares are exercisable on the last day of each calendar quarter for 11 successive quarters until September 30, 2002.
(10) 58,337 shares are exercisable as of January 1, 2000, 58,333 shares are exercisable as of February 1, 2000 and on the first calendar day of each month for 10 successive months until December 1, 2000 and 25,000 shares are exercisable as of January 1, 2001 and on the first calendar day of each month for 11 successive months until December 1, 2001.
(11) The exercise price is payable in cash or any other form of consideration agreed to by World Commerce and the warrant holder. The exercise price is also payable in warrants valued at the current market price of our common stock underlying such warrant on the date of such exercise less the current warrant price then in effect, or a combination of cash and such warrants.
(12) The exercise price is payable in cash or any other form of consideration agreed to by World Commerce and the warrant holder.
(13) The exercise price is payable in cash or in warrants valued at the average of the closing prices of our common stock reported for the five business days immediately before notice of exercise is given, or a combination of cash and such warrants.

(14) The warrant and all rights thereunder may only be transferred, in whole or in part, to another entity that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the holder of such warrant.
(15) The warrant and all rights thereunder are transferable, in whole or in part, at any time to any other person or entity. Anti-dilution rights are provided for in the event of stock dividends, stock splits, capital reorganizations or reclassifications and the issuance of additional stock or options with a per share price or option price, respectively, of less than $7.00, except for issuance of common stock in connection with warrants or convertible securities issued and outstanding as of April 29, 2000 or issuances of stock options under the Stock Option Plan. The warrant holder may request registration of the common stock underlying the warrant one time from the date of grant until May 31, 2000, and is entitled to unlimited "piggy-back" registration rights until all the shares of common stock underlying the warrant are registered.
(16) Provided that a consulting agreement between World Commerce and AnswerThink Consulting Group entered into as of August 11, 1999 is in full force and effect and has not been terminated prior to any applicable vesting date, 40,000 shares are exercisable as of June 30, 2000 and the remaining 55,000 shares are exercisable as of September 30, 2000.
(17) The exercise price is payable in cash only.



ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND PROVISIONS OF OUR CERTIFICATE OF INCORPORATION

         Provisions of Delaware Law and our certificate of incorporation summarized below could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise in the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

         DELAWARE ANTI-TAKEOVER LAW. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15.0% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

         CERTIFICATE OF INCORPORATION. Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable laws or the rules of any stock exchange or automatic quotation system on which our securities may be listed or traded.

         Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interest of World Commerce and its stockholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror otherwise may be able to change the composition of our board of directors, including a tender or exchange offer or other transaction that some, or a majority, of our stockholders might believe to be in the best interest or in which stockholders might receive a premium for their stock over the then current market price of such stock.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the common stock is Continental Stock Transfer & Trust Company.



ITEM 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS


         Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

         Our certificate of incorporation provides that, pursuant to Delaware law, our directors and officers shall not be liable for monetary damages for breach of the their fiduciary duty as directors or officers to World Commerce and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director and officer will continue to be subject to liability for breach of their duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

         We have entered into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our Certificate of Incorporation, and intend to enter into indemnification agreements with any new directors and executive officers in the future. The indemnification agreements provide the directors and executive officers with further indemnification to the maximum extent permitted by the Delaware General Corporation Law.

ITEM 13.    FINANCIAL STATEMENTS AND EXHIBITS

(a)      FINANCIAL STATEMENTS.

         The financial statements filed as part of this registration statement are listed in the Index to Financial Statements on page F-1 and are attached hereto immediately thereafter.

(b)      EXHIBITS.

         The exhibits filed as part of this registration statement are listed below and in the Exhibit Index and are attached hereto immediately following the Exhibit Index.

        EXHIBIT
        NUMBER    DESCRIPTION OF EXHIBIT
        ------    --------------------------------------------------------------------------------------------
         2.1*     Agreement and Plan of Merger between World Commerce Online, a Nevada corporation and World
                  Commerce Online, a Delaware corporation, dated September 30, 1999.

         2.2*     Acquisition Agreement dated as of September 10, 1998 between World Commerce Online, Inc., a
                  Nevada corporation and Sunrise Express, Inc., a Nevada corporation.

         3.1*     Certificate of Incorporation of World Commerce Online.

         3.2*     Certificate of Amendment of Certificate of Incorporation amending Certificate of
                  Designations of Series A Preferred Stock.

         3.3*     Bylaws.

         3.4*     Stock Purchase Agreement for Series A Preferred Stock, dated March 30, 1999.

         3.5*     Stock Purchase Agreement for Series B Preferred Stock, dated November 11, 1999.

         3.6*     Certificate of Designations of Series B Preferred Stock.

         3.7*     Registration Rights Agreement for Series A and B Preferred Stock, dated November 11, 1999.

         4.1*     Form of Common Stock Certificate.

         4.2*     Warrant Agreement in favor of Poole Carbone Capital Partners, dated January 15, 1999.

         4.3*     Warrant Agreement in favor of Poole Carbone Capital Partners, dated January 15, 1999.

         4.4*     Warrant Agreement in favor of Michael W. Poole Trust, dated January 15, 1999.

         4.5*     Warrant Agreement in favor of Novelle Consulting, L.L.C., dated April 22, 1999.

         4.6*     Warrant Agreement in favor of Kenneth B. Cobb II, dated September 20, 1999.

        EXHIBIT
        NUMBER    DESCRIPTION OF EXHIBIT
        ------    --------------------------------------------------------------------------------------------

         4.7*     Warrant Agreement in favor of Kenneth B. Cobb II, dated September 20, 1999.

         4.8*     Warrant Agreement in favor of Charles Kremp, III, dated as of October 1, 1999.

         4.9*     Warrant Agreement in favor of Interprise Technology Partners, L.P., dated October 15, 1999.

         4.10*    Warrant Agreement in favor of Tucker Byrd, dated October 18, 1999.

         4.11*    Warrant Agreement in favor of Liz Walsh, dated October 18, 1999.

         4.12*    Warrant Agreement in favor of Nils Van Beek, dated August 26, 1999.

         4.13*    Warrant Agreement in favor of Dole Fresh Flowers, dated December 10, 1999.

         4.14*    Warrant Agreement in favor of AnswerThink Consulting Group, Inc., dated March 29, 1999.

         4.15*    Warrant Agreement in favor of AnswerThink Consulting Group, Inc., dated March 29, 1999.

         4.16*    Warrant Purchase Agreement with i2 Technologies, Inc., dated April 29, 2000.

         4.17*    Warrant Agreement in favor of i2 Technologies, Inc., dated April 29, 2000.

         10.1*    1999 Stock Option Plan.

         10.2*    Form of Executive Incentive Stock Option Agreement.

         10.3*    Form of Executive Non-Qualified Stock Option Agreement.

         10.4*    Form of Non-Executive Incentive Stock Option Agreement.

         10.5*    Form of Non-Executive Non-Qualified Stock Option Agreement.

         10.6*    Form of Indemnification Agreement for officers and directors.

         10.7*    Corporate Headquarters Lease Agreement, dated February 15, 1999.

         10.8*    Consulting Agreement with AnswerThink, Inc., dated August 11, 1999.

         10.9*    Stock Purchase Agreement by and among World Commerce Online, Fresh Products Network,
                  Omniflora International Ltd., Jobo Holding B.V. and Nils Van Beek, dated August 26, 1999.

         10.10*   Consulting Agreement with Jobo Holding B.V., dated August 26, 1999.

         10.11*   1st Amendment to Corporate Headquarter Lease Agreement, dated September 7, 1999.

         10.12*   Consulting Agreement with Charles Kremp, III, dated as of October 1, 1999.

         10.13*   Demonstration License Agreement with AnswerThink, Inc., dated October 4, 1999.

         10.14*   Web Site Development Agreement with Snickleways Interactive, dated October 14, 1999.

         10.15*   Employment Agreement with Robert H. Shaw, dated as of October 18, 1999.

         10.16*   Employment Agreement with Mark E. Patten, dated as of October 18, 1999.

         10.17*   Employment Agreement with J. Keith Money, dated as of October 18, 1999.

         10.18*   Employment Agreement with Henry R. Winogrond, dated as of October 18, 1999.

        EXHIBIT
        NUMBER    DESCRIPTION OF EXHIBIT
        ------    --------------------------------------------------------------------------------------------

         10.19*   Employment Agreement with John R. Daniel II, dated as of October 18, 1999.

         10.20*   Employment Agreement with Eugenio M. Valdes, dated as of October 18, 1999.

         10.21*   Employment Agreement with Jacobus N. Kras, dated as of October 18, 1999.

         10.22*   Floraplex User Agreement with Dole Fresh Flowers, dated December 10, 1999.

         10.23*   Master Outsourced Services Agreement with eCredit.com, Inc., dated December 30, 1999.

         10.24*   Form of Floraplex User Agreement with wholesale florists who are members of Premier Floral
                  Distributors and International Floral Distributors.

         10.25*   Agreement between World Commerce Online and Flower Auction Holland, dated October 22, 1999.

         10.26*   Agreement between Flower Purchase Network-Floraplex and Flower Auction Aalsmeer, dated
                  December 8, 1999.

         10.27*   Software License Agreement with i2 Technologies, Inc., dated April 29, 2000.

         21.1*    Subsidiaries.

         27.1*    Financial Data Schedule (for SEC use only).


------------------
* Previously Filed

                          INDEX TO FINANCIAL STATEMENTS


WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)


                                                                                                        Page
                                                                                                        ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Certified Public Accountants                                                       F-2
Consolidated Financial Statements:
    Consolidated Balance Sheets as of December 31, 1999 and 1998                                         F-3
    Consolidated Statements of Operations for the Years Ended December 31, 1999, 1998 and 1997,
       and for the Period March 30, 1994 (date of inception) through December 31, 1999                   F-4
    Consolidated Statements of Stockholders' Deficit for the Years Ended December 31, 1999, 1998
       and 1997, and for the Period March 30, 1994 (date of inception) through
       December 31, 1999                                                                                 F-5
    Consolidated Statements of Cash Flows for the Years Ended December 31, 1999, 1998 and 1997,
       and for the Period March 30, 1994 (date of inception) through December 31, 1999                   F-9
    Notes to Consolidated Financial Statements                                                           F-11

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
    Condensed Consolidated Balance Sheet, as of March 31, 2000 (unaudited)                               F-23
    Condensed Consolidated Statements of Operations for the three months ended March 31, 2000 and 1999, and for the period March 30, 1994 (date of inception) through March 31, 2000
       (unaudited)                                                                                       F-24
    Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2000 and 1999, and for the period March 30, 1994 (date of inception) through March 31, 2000
       (unaudited)                                                                                       F-25
    Notes to Condensed Consolidated Financial Statements (unaudited)                                     F-27

FRESH PRODUCTS NETWORK B.V. (A DEVELOPMENT STAGE COMPANY)
Report of Independent Accountants                                                                        F-30
Financial Statements:
    Balance Sheets as of August 26, 1999 and December 31, 1998                                           F-31
    Statements of Operations for the period April 17, 1998 (date of inception) through
       December 31, 1998, for the period from January 1, 1999 to August 26, 1999 and
       for the period April 17, 1998 (date of inception) through August 26, 1999                         F-32
    Statements of Stockholder's Deficit for the period April 17, 1998 (date of inception) through December 31, 1998, and for the period from January 1, 1999
       to August 26, 1999                                                                                F-33
    Statements of Cash flows for the period April 17, 1998 (date of inception) through December 31, 1998, for the period from January 1, 1999 to
       August 26, 1999 and for the period April 17, 1998 (date of inception) through
       August 26, 1999                                                                                   F-34
    Notes to Financial Statements                                                                        F-35

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors
World Commerce Online, Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the consolidated financial position of World Commerce Online, Inc. and Subsidiaries (a development stage company) at December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999, 1998, 1997 and for the period from March 30, 1994 (date of inception) through December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PricewaterhouseCoopers LLP
Tampa, Florida
February 9, 2000, except for Note 16 for which the date is April 29, 2000

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
  (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

                                                                                               December 31,
                                    ASSETS                                                1999                  1998
                                                                                      ------------         ------------
Current assets:
     Cash and cash equivalents                                                        $ 10,553,021         $     42,335
     Prepaid expenses and other current assets                                             232,754                1,597
     Receivable from investors                                                           3,785,000                   --
                                                                                      ------------         ------------
         Total current assets                                                           14,570,775               43,932

Property and equipment, net                                                              6,477,743               57,312
Intangible assets, net                                                                   1,596,260                   --
Other assets                                                                                24,238                   --
                                                                                      ------------         ------------
Total assets                                                                          $ 22,669,016         $    101,244
                                                                                      ============         ============

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
     Accounts payable and accrued liabilities                                         $  1,855,185         $    176,308
     Accrued compensation and benefits                                                     372,075               30,852
     Capital lease obligation, current                                                      71,611               11,467
                                                                                      ------------         ------------
         Total current liabilities                                                       2,298,871              218,627

Long-term liabilities:
     Capital lease obligation                                                               91,927               26,983

Redeemable convertible preferred stock:
     Preferred stock Series A, $0.001 par value; authorized 4,250,000 shares, issued and outstanding 4,000,000 shares at December 31, 1999, stated at
       liquidation value, net of related costs                                           7,978,211                   --
     Preferred stock Series B, $0.001, par value; authorized 5,110,000 shares, issued and outstanding 5,000,000 shares at December 31, 1999, stated at
       liquidation value, net of related costs                                          19,620,772                   --
                                                                                      ------------         ------------
         Total redeemable convertible preferred stock                                   27,598,983                   --

Stockholders' deficit:
     Common stock, $0.001 par value; authorized 90,000,000 shares, issued and outstanding 15,435,357 and 14,815,000 shares at December 31, 1999 and
       1998, respectively                                                                   15,435               14,815
     Additional paid-in capital                                                         43,175,872            4,692,623
     Deferred stock-based compensation                                                  (4,863,980)                  --
     Deficit accumulated during the development stage                                  (45,602,372)          (4,851,804)
     Accumulated comprehensive loss                                                        (45,720)                  --
                                                                                      ------------         ------------
         Total stockholders' deficit                                                    (7,320,765)            (144,366)
                                                                                      ------------         ------------
Total Liabilities and Stockholders' Deficit                                           $ 22,669,016         $    101,244
                                                                                      ============         ============

See accompanying notes to consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
  (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                          For the Period
                                                                                                             March 30,
                                                                                                            1994 (Date
                                                                                                           of Inception)
                                                                                                              through
                                                                   Year Ended December 31,                  December 31,
                                                      1999                1998               1997               1999
                                                 ------------         -----------         ----------        ------------
Revenues:
   Advertising revenue                           $     14,145         $        --         $       --        $     14,145
   Subscription revenue                                 7,909                  --                 --               7,909
   Transaction revenue                                 21,076                  --                 --              21,076
   Floral product revenue                                  --                  --                 --             350,130
   Other revenue                                           --                  --             40,195              40,273
   Service revenues from related parties                   --             292,406             49,990             342,396
                                                 ------------         -----------         ----------        ------------
         Total revenues                                43,130             292,406             90,185             775,929
                                                 ------------         -----------         ----------        ------------
Costs and operating expenses:
   Cost of floral product                                  --                  --                 --             308,749
   Product and technology development               2,836,605             381,192            136,089           3,422,484
   Sales and marketing                              5,464,989             316,966             81,954           6,048,126
   General and administrative                       3,848,221           3,223,123            507,342           7,932,957
   Depreciation and amortization                      421,167               7,401              1,888             432,285
                                                 ------------         -----------         ----------        ------------
      Total costs and operating expenses           12,570,982           3,928,682            727,273          18,144,601
                                                 ------------         -----------         ----------        ------------
Loss from operations                              (12,527,852)         (3,636,276)          (637,088)        (17,368,672)
Net interest expense                                 (166,129)             (4,026)                --            (177,113)
Other non-operating income (expense)                  (56,587)                 --                 --             (56,587)
                                                 ------------         -----------         ----------        ------------
Net loss                                         $(12,750,568)        $(3,640,302)        $ (637,088)       $(17,602,372)
Deemed dividend on redeemable convertible
   preferred stock                                (28,000,000)                 --                 --
                                                 ------------         -----------         ----------
Net loss available to common stockholders        $(40,750,568)        $(3,640,302)        $ (637,088)
                                                 ============         ===========         ==========

Basic and diluted net loss per common share      $      (2.67)        $     (0.40)        $    (0.09)
                                                 ============         ===========         ==========

Weighted average number of shares used in
   computing basic and diluted net loss per
   common share                                    15,271,152           9,181,923          6,930,865
                                                 ============         ===========         ==========

See accompanying notes to consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
   (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                                          COMMON STOCK        ADDITIONAL             DEFERRED
                                                            PRICE PER   -----------------      PAID-IN     TREASURY  STOCK-BASED
                                                    DATE     SHARE      SHARES     AMOUNT      CAPITAL       STOCK   COMPENSATION
                                                 ---------- ---------   ------     ------    ------------  -------- ------------
Initial sale of common stock                          11/94   $ .02     3,150,000  $ 3,150    $    56,850   $    --     $     --
Comprehensive Loss:
 Net loss for the period March 30, 1994 (date
   of inception) through December 31, 1994                                     --       --             --        --           --
                                                                       ----------  -------     ----------   -------     --------
Total comprehensive loss

Balance, December 31, 1994                                              3,150,000  $ 3,150    $    56,850   $    --     $     --

Sales of common stock                            7/95-11/95     .08       504,000      504         39,496        --           --
Issuances of common stock in exchange
    for professional services                          7/95     .08       846,000      846         66,297        --           --
Comprehensive Loss:
    Net loss                                                                   --       --             --        --           --
Total comprehensive loss
                                                                       ----------  -------    -----------   -------     --------

Balance, December 31, 1995                                              4,500,000  $ 4,500    $   162,643   $    --           --

Common stock for loan                                  5/96     .02     1,350,000    1,350         28,195        --           --
Sales of common stock                                  8/96     .10       675,000      675         69,325        --           --
                                                       8/96     .83        90,000       90         74,910
Issuances of common stock in exchange
    for professional services                         12/96     .83        90,000       90         74,910        --           --
Comprehensive Loss:
    Net loss                                                                   --       --             --        --           --
Total comprehensive loss
                                                                       ----------  -------    -----------   -------     --------

Balance, December 31, 1996                                              6,705,000  $ 6,705    $   409,983   $    --           --

Issuances of common stock in exchange
    for professional services                          4/97     .56       225,000      225        124,775        --           --

Transfer of shares by principal
  shareholders for the benefit of the
  Company                                                                      --       --        225,000        --           --
Sales of common stock                                  7/97     .42        90,000       90         37,410        --           --
Repurchase of treasury shares (20
    shares)                                                                    --       --             --   (20,000)          --
Reissuance of treasury stock (20 shares)
Comprehensive Loss:                                                            --       --         17,500    20,000           --
    Net loss
Total comprehensive loss                                                       --       --             --        --           --
                                                                       ----------  -------    -----------   -------     --------

Balance, December 31, 1997                                              7,020,000  $ 7,020    $   814,668   $    --     $     --

Sales of common stock                            9/98-12/98     .50     1,225,000    1,225        611,275        --           --
Transfer of shares by principal share
  holders for the benefit of the Company                 --      --            --       --        124,750        --           --
Issuances of common stock in exchange                  9/98     .50     3,380,000    3,380      1,686,620        --           --
    for professional services                   10/98-12/98    2.25       305,000      305        685,945        --           --
                                                      11/98    1.73        23,650       24         40,891        --           --
                                                      12/98    2.50       230,000      230        574,770        --           --
Common stock issued in satisfaction of                10/98     .52       100,000      100         51,900        --           --
    shareholder loans                                 11/98    1.73        31,350       31         54,304        --           --
Common stock issued in connection with
    reverse merger with public shell                     --      --     2,500,000    2,500         (2,500)       --           --
Forgiveness of loan from Affiliate                       --      --            --       --         50,000        --           --
Comprehensive Loss:
    Net loss                                                                   --       --             --        --           --
Total comprehensive loss
                                                                       ----------  -------    -----------   -------     --------

Balance, December 31, 1998                                             14,815,000  $14,815    $ 4,692,623   $    --     $     --

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
  (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (CONTINUED)

                                                                           COMMON STOCK        ADDITIONAL              DEFERRED
                                                          PRICE PER     -------------------     PAID-IN     TREASURY  STOCK-BASED
                                               DATE         SHARE        SHARES      AMOUNT     CAPITAL      STOCK    COMPENSATION
                                            ----------    ----------    ---------    ------    ----------   --------  ------------
Sales of common stock                             1/99           .50      390,000       390       194,610       --              --
Stock grant to employee                          10/99          5.38       25,000        25       134,350       --              --
Issuances of common stock in exchange
    for professional services               4/99-10/99    5.50-11.81      105,357       105     1,217,395       --              --
Acquisition of FPN                                8/99         11.26      100,000       100     1,126,150       --              --
Issuances of warrants to employees and
    directors                                1/99-9/99                         --        --       425,770       --              --
Issuances of warrants for professional
    services                                1/99-12/99                         --        --       933,068       --              --
Deemed dividend on convertible
    preferred stock                                                            --        --    28,000,000       --              --
Stock based compensation, net of
    amortization of deferred compensation                                      --        --     6,451,906       --      (4,863,980)
Comprehensive Loss:
    Net loss                                                                   --        --            --       --              --
    Foreign currency translation
      adjustment                                                               --        --            --       --              --
                                                                       ----------  --------  ------------    -----   -------------
Total comprehensive loss

Balance, December 31, 1999                                             15,435,357  $ 15,435  $ 43,175,872    $  --   $  (4,863,980)
                                                                       ==========  ========  ============    =====   =============

See accompanying notes to consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
   (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (CONTINUED)

                                                                            DEFICIT
                                                                          ACCUMULATED        ACCUMULATED
                                                                           DURING THE           OTHER
                                                        COMPREHENSIVE     DEVELOPMENT       COMPREHENSIVE
                                                            LOSS             STAGE              LOSS             TOTAL
                                                        -------------     ------------     --------------     -----------
Initial sale of common stock                                              $        --       $        --       $    60,000
Comprehensive Loss:
    Net loss for the period March 30, 1994 (date
    of inception) through December 31, 1994                 (41,215)          (41,215)               --           (41,215)
                                                        -----------       -----------      ------------       -----------
Total comprehensive loss                                $   (41,215)
                                                        ===========

Balance, December 31, 1994                                                $   (41,215)      $        --       $    18,785

Sales of common stock                                                              --                --            40,000
Issuances of common stock in exchange for
    professional services                                                          --                --            67,143
Comprehensive Loss:
    Net loss                                               (212,865)         (212,865)               --          (212,865)
                                                        -----------       -----------      ------------       -----------
Total comprehensive loss                                $  (212,865)
                                                        ===========
Balance, December 31, 1995                                                $  (254,080)      $        --       $   (86,937)

Common stock for loan                                                              --                --            29,545
Sales of common stock                                                              --                --            70,000
                                                                                                     --            75,000
Issuances of common stock in exchange for
    professional services                                                          --                --            75,000
Comprehensive Loss:
    Net loss                                               (320,334)         (320,334)               --          (320,334)
                                                        -----------       -----------      ------------       -----------
Total comprehensive loss                                $  (320,334)
                                                        ===========
Balance, December 31, 1996                                                $  (574,414)      $        --       $  (157,726)

Issuances of common stock in exchange for
    professional services                                                          --                --           125,000
Transfer of shares by principal shareholders for
    the benefit of the Company                                                     --                --           225,000
Sales of common stock                                                              --                --            37,500
Repurchase of treasury shares (20 shares)                                          --                --           (20,000)
Reissuance of treasury stock (20 shares)                                           --                --            37,500
Comprehensive Loss:
    Net loss                                               (637,088)         (637,088)               --          (637,088)
                                                        -----------       -----------      ------------       -----------
Total comprehensive loss                                $  (637,088)
                                                        ===========
Balance, December 31, 1997                                                $(1,211,502)      $        --       $  (389,814)

Sales of common stock                                                              --                --           612,500
Transfer of shares by principal shareholders for
    the benefit of the Company                                                     --                --           124,750
Issuances of common stock in exchange for                                          --                --         1,690,000
    professional services                                                          --                --           686,250
                                                                                   --                --            40,915
                                                                                   --                --           575,000
Common stock issued in satisfaction of shareholder                                 --                --            52,000
    loans                                                                          --                --            54,335
Common stock issued in connection with reverse
    merger with public shell                                                       --                --                --
Forgiveness of loan from Affiliate                                                 --                --            50,000
Comprehensive Loss:
    Net loss                                             (3,640,302)       (3,640,302)               --        (3,640,302)
                                                        -----------       -----------      ------------       -----------
Total comprehensive loss                                $(3,640,302)
                                                        ===========
Balance, December 31, 1998                                                $(4,851,804)      $        --       $  (144,366)


See accompanying notes to consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
  (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (CONTINUED)

                                                                          DEFICIT
                                                                        ACCUMULATED       ACCUMULATED
                                                                         DURING THE          OTHER
                                                     COMPREHENSIVE      DEVELOPMENT      COMPREHENSIVE
                                                         LOSS              STAGE              LOSS             TOTAL
                                                     -------------     ------------     ----------------   ------------
Sales of common stock                                                            --             --              195,000
Stock grant to employee                                                          --             --              134,375
Issuances of common stock in exchange for
    professional services                                                        --             --            1,217,500
Acquisition of FPN                                                               --             --            1,126,250
Issuances of warrants to employees and
    directors                                                                    --             --              425,770
Issuances of warrants for professional
    services                                                                     --             --              933,068
Deemed dividend on convertible
    preferred stock                                                     (28,000,000)            --                   --
Stock based compensation, net of amortization of
  deferred compensation                                                          --             --            1,587,926
Comprehensive Loss:
    Net loss                                          (12,750,568)      (12,750,568)            --          (12,750,568)
Foreign currency translation adjustment                   (45,720)               --        (45,720)             (45,720)
                                                      -----------       -----------       --------          -----------
Total comprehensive loss                             $(12,796,288)
                                                     ============

Balance, December 31, 1999                                             $(45,602,372)      $(45,720)        $ (7,320,765)
                                                                       ============       ========         ============

See accompanying notes to consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
   (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                           FOR THE PERIOD
                                                                                                           MARCH 30,1994
                                                                                                        (DATE OF INCEPTION)
                                                                                                               THROUGH
                                                                  YEAR ENDED DECEMBER 31,                    DECEMBER 31,
                                                         1999               1998             1997                1999
                                                      ------------     ------------       ---------     -------------------
Cash flows from operating activities:
  Net loss                                            $(12,750,568)    $ (3,640,302)      $(637,088)     $(17,602,372)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
    Depreciation and amortization                          464,939            7,401           1,888           476,057
    Provision for doubtful accounts                             --            4,200          29,981            40,322
    Stock-based compensation                             2,100,426               --              --         2,100,426
    Loss on retirement of property & equipment              18,609               --              --            30,109
    Loss on foreign currency translation                    30,071               --              --            30,071
    Professional fees paid through the issuance
      of common stock and warrants                         576,143        3,159,850         350,000         4,228,136
  Interest paid through the issuance of warrants           151,800               --              --           151,800
  Change in operating assets & liabilities:
     Accounts receivable                                        --           (4,200)        (29,981)          (40,322)
     Prepaid expenses & other current assets              (231,157)            (724)           (873)         (232,754)
     Other assets                                          (24,238)              --              --           (24,238)
     Accounts payable and accrued liabilities            1,587,466           30,477          11,281         1,763,774
     Unearned development fees                                  --         (107,172)         75,650                --
     Accrued compensation and benefits                     341,223           18,833          10,133           372,075
                                                      ------------     ------------        --------      ------------
  Net cash used in operating activities                 (7,735,286)        (531,637)       (189,009)       (8,706,916)
                                                      ------------     ------------        --------      ------------
Cash flows from investing activities:
  Purchase of property and equipment and software
    development                                         (5,711,800)         (15,376)         (2,998)       (5,748,714)
                                                      -------------    ------------        --------      ------------
      Net cash used in investing activities             (5,711,800)         (15,376)         (2,998)       (5,748,714)
                                                      ------------     ------------        --------      ------------
Cash flows from financing activities:
  Issuance of common stock                                 195,000          612,500          75,000         1,127,500

  Issuance of redeemable convertible
    preferred stock, net of related expenses            21,447,983               --              --        21,447,983
  Purchase of treasury stock                                    --               --         (20,000)          (20,000)
  Proceeds from shareholder loans                               --               --          99,900           132,693
  Proceeds from other debt                               2,366,000           50,000              --         2,445,545
  Payments on shareholder loans                                 --          (69,293)             --           (69,293)
  Payments on capital leases                               (51,211)          (4,566)             --           (55,777)
                                                       ------------    ------------        --------      ------------
      Net cash provided by financing activities         23,957,772          588,641         154,900        25,008,651
                                                       -----------     ------------        --------      ------------
Net change in cash                                      10,510,686           41,628         (37,107)       10,553,021

Cash and cash equivalents, beginning of period              42,335              707          37,814                --
                                                       -----------     ------------        --------      ------------
Cash and cash equivalents, end of period               $10,553,021     $     42,335        $    707      $ 10,553,021
                                                       ===========     ============        ========      ============


See accompanying notes to consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
   (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                                                         FOR THE PERIOD
                                                                                                            MARCH 30,
                                                                                                           1994 (DATE
                                                                                                          OF INCEPTION)
                                                                      YEAR ENDED DECEMBER 31,               THROUGH
                                                             ----------------------------------------     DECEMBER 31,
                                                                1999             1998          1997           1999
                                                             ----------      ----------      --------    -------------
Supplemental disclosure of cash flow information:
  Cash paid for interest                                     $   39,059      $    3,419      $     --      $   42,478
                                                             ==========      ==========      ========      ==========
Non-cash investing and financing:
  Equipment acquired through capital leases                  $  176,299      $   43,016      $     --      $  219,315
                                                             ==========      ==========      ========      ==========
Common stock and warrants issued in exchange for
    professional services                                    $1,525,143      $3,035,100      $125,000      $4,823,611
                                                             ==========      ==========      ========      ==========

Common stock issued for extinguishment of shareholder
    debt                                                     $       --      $   63,400      $     --      $   63,400
                                                             ==========      ==========      ========      ==========
Common stock issued for extinguishment of debt               $       --      $       --      $     --      $   29,545
                                                             ==========      ==========      ========      ==========
Preferred stock issued for extinguishment of other debt      $2,366,000              --      $     --      $2,366,000
                                                             ==========      ==========      ========      ==========
Warrants issued in connection with other debt                $  151,800      $       --      $     --      $  151,800
                                                             ==========      ==========      ========      ==========
Common stock transferred by principal shareholder for
    the benefit of the Company                               $       --      $   62,375      $225,000      $  287,375
                                                             ==========      ==========      ========      ==========
Common stock issued in reverse merger                        $       --      $    2,500      $     --      $    2,500
                                                             ==========      ==========      ========      ==========
Common stock issued as consideration for purchase of
    FPN                                                      $1,126,150              --      $     --      $1,126,150
                                                             ==========      ==========      ========      ==========
Warrant issued in exchange for covenant not to compete       $  525,270              --      $     --      $  525,270
                                                             ==========      ==========      ========      ==========
Preferred stock sold in exchange for note receivable         $3,785,000      $       --      $     --      $3,785,000
                                                             ==========      ==========      ========      ==========
Forgiveness of loan from Affiliate                           $       --      $   50,000      $     --      $   50,000
                                                             ==========      ==========      ========      ==========


See accompanying notes to consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
   (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       NATURE OF BUSINESS:

         World Commerce Online, Inc. and its consolidated subsidiaries (the "Company") is a provider of business-to-business electronic commerce solutions to the perishable products industries. The Company provides its customers with access to the Company's secure Internet-based trading systems and to industry-specific Internet communities supplying comprehensive industry data and information resources as well as communication tools.

         The Company is in the development stage. From 1994 through 1996, the Company generated revenue through activities outside of the Company's planned principal operations including the sale of imported fresh cut flowers and during 1997 and 1998 through Internet site development services provided to a third party and a company affiliated through common ownership. Since the third quarter of 1998, the Company has devoted substantially all of its efforts to develop its technology, market brand and sales operations. Planned principal operations have commenced, but have not produced significant revenue in 1999. The Company plans to generate revenues from its B2B e-commerce business from three primary sources: transaction fees, subscription fees and advertising revenue.

         The Company has experienced operating losses since its inception. Additional operating losses are anticipated for the next several years as the Company expands its operations, sales and marketing activities and product technology development.

2.       CAPITAL TRANSACTIONS AND BASIS OF PRESENTATION:

         The Floral Foundation, Inc. was organized under the laws of the State of Florida on March 30, 1994 and changed its name to World Commerce Online, Inc. ("WCO") on July 22, 1996. In September 1998, Sunrise Express, Inc. ("Sunrise"), a Nevada public shell corporation, acquired all of the outstanding common stock of WCO in exchange for 7,020,000 shares of Sunrise stock. Since the shareholders of WCO received the majority voting interests in the combined company, the acquisition has been treated as a recapitalization of WCO with WCO as the acquiring enterprise for accounting and financial reporting purposes. The transaction was recorded as a reverse acquisition using the purchase method of accounting whereby equity of WCO was adjusted for the fair value of the acquired tangible net assets of Sunrise. The 2,500,000 shares of the common stock of Sunrise outstanding prior to the merger have been shown as an issuance in 1998 with no assigned value, given that there were no net tangible assets received. The historical financial statements prior to 1998 are those of WCO. Immediately following the acquisition of WCO, Sunrise changed its name to World Commerce Online, Inc., a Nevada corporation. Pro forma information is not presented since this combination is treated as an issuance of shares rather than a business combination.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Principles of Consolidation - The accompanying consolidated financial statements include the accounts of World Commerce Online, Inc. and its wholly owned subsidiaries under common control. All significant intercompany accounts and transactions have been eliminated.

         Cash and Cash Equivalents - The Company considers all highly liquid instruments with a maturity of three months or less at time of purchase to be cash equivalents.

         Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
   (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         Property and Equipment - Property and equipment, stated at cost, is comprised of computer and office equipment. Gains and losses on disposition are recognized in the year of the disposal. Expenditures for maintenance and repairs are expensed as incurred.

         Depreciation is computed using the straight-line method over the following estimated lives:

               Computer software                               3 years
               Furniture, fixtures and computer hardware       5 years

         Revenue Recognition - The Company recognizes revenues at the time that services are performed. Transaction fee revenue represents a fee equal to a percentage of the transaction order value and is earned as transactions are conducted through the Company's trading systems. Subscription fee revenue is recognized ratably over the Subscription Period in connection with the customer's access. Current subscription fees are generally $9.95 per month for access to the information and communication portal and $99 per month for access and participation in the trading systems. Advertising revenues are recognized in the period in which the advertisement is displayed.

         Computer Software Costs - The Company has adopted Statement of Position ("SOP") 98-1, which requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. Costs incurred in the preliminary project stage of software development have been expensed as incurred. Costs incurred in the application development stage have been capitalized. As of December 31, 1999, $4,762,191 has been capitalized and is included in property and equipment in the accompanying consolidated balance sheets.

         Advertising Costs - Advertising costs are expensed as incurred. Advertising expenditures reflected in the accompanying consolidated statements of operations amounted to approximately $255,900, $5,000, $-0- and $260,900 for the years ended December 31, 1999, 1998, 1997 and the period from March 30, 1994 (date of inception) through December 31, 1999, respectively.

         Net Loss per Share - Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Dilutive net loss per share is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of common stock equivalents. Common stock equivalent shares consist of convertible preferred stock, stock options and warrants. For the year ended December 31, 1999, options to purchase 2,813,800 shares of common stock, preferred stock convertible into 9,000,000 shares of common stock, warrants to purchase 1,931,000 shares of common stock an option to purchase 250,000 shares of preferred stock convertible into 250,000 shares of common stock, and warrants to purchase 110,000 shares of preferred stock convertible into 110,000 shares of common stock were excluded from the calculation of earnings per share since their inclusion would be antidilutive.

         Intangible Assets - The Company periodically reevaluates the recoverability of intangible assets as well as the amortization periods to determine whether an adjustment to carrying value or a revision to estimated useful lives is appropriate. Recoverability is measured by comparison of the carrying amount of the assets to future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the discounted cash flows. The Company has recognized no impairment losses to date.

         Foreign Currency - The financial transactions of subsidiaries located outside of the United States, are generally measured using the local currency as the functional currency. Assets, including goodwill, and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. The resultant translation adjustments are in accumulated foreign currency translation adjustment, a separate component of stockholders' deficit. Income and expense items are translated at average monthly rates of exchange.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
   (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         Stock-Based Compensation - The Company accounts for employee stock-based compensation using the intrinsic value method. Stock-based compensation to non-employees is accounted for using the fair value method. The Company also provides disclosure of certain pro forma information as if the Company accounted for its employee stock-based compensation using the fair value method.

         When options are granted to employees, a non-cash charge representing the difference, if any, between the exercise price and the fair value of the common stock underlying the vested options on the date of grant is recorded as stock-based compensation expense and the balance is deferred and amortized over the remaining vesting period.

         Other Comprehensive Income - The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which established standards for reporting and displaying comprehensive income and its components in a financial statement with the same prominence as the other financial statements. The Company's only item of other comprehensive income is foreign currency translation adjustment which has been reported separately within stockholders' deficit.

         Fair Value of Financial Instruments - The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivable from investors, accounts payable and accrued liabilities and capital lease obligation approximate their fair values at December 31, 1999 and 1998 due to the short maturities of these instruments. The fair value of the convertible preferred stock approximated the carrying value at December 31, 1999.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Recent Accounting Pronouncements - In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). The bulletin draws on existing accounting rules and provides specific guidance on how those accounting rules should be applied, and specifically addresses gross versus net basis of reporting revenues for companies which operate Internet sites as well as the accounting for up-front fees. SAB 101 is effective for fiscal years beginning after December 15, 1999. The Company currently records revenues on a net basis with no revenues generated by activities that result in gross versus net issues. To date, the Company does not charge any up front fees to customers. As a result, the Company believes that SAB 101 will not have a material impact on its financial position or results of operations.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company, to date, has not engaged in derivative and hedging activities, and accordingly does not believe that the adoption of SFAS No. 133 will have a material impact on the financial reporting and related disclosures of the Company. The Company will adopt SFAS No. 133 as required by SFAS No. 137, "Deferral of the Effective Date of the FASB Statement No. 133," in fiscal year 2001.

         Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, and cash equivalents. The Company maintains the majority of its cash balances at one financial institution.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
   (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


4.      PROPERTY AND EQUIPMENT:

        Property and equipment consists of the following:

                                                        DECEMBER 31,
                                                    1999             1998
                                                 -----------       --------
Computer software                                $ 4,762,191       $ 11,114
Furniture, fixtures and computer hardware          1,844,141         14,300
Furniture and equipment under capital lease          218,988         43,016
                                                 -----------       --------
                                                   6,825,320         68,430
Less accumulated depreciation                       (347,577)       (11,118)
                                                 -----------       --------
                                                 $ 6,477,743       $ 57,312
                                                 ===========       ========


        Accumulated amortization on capital leases at December 31, 1999 and 1998 is $44,376 and $4,313, respectively.

5.      ACQUISITION TRANSACTION:

        On August 26, 1999, the Company acquired Fresh Products Network B.V. ("FPN"). The Company acquired the entire equity interest in the business for a purchase price of approximately $1,500,000 through the issuance of 100,000 shares of Company common stock, $336,000 in assumed liabilities, and contingent consideration of 100,000 shares of Company common stock. Delivery of contingent shares is dependent upon FPN achieving certain operational milestones by December 31, 2000. Management of the Company has determined that the contingent consideration will be recorded as an additional cost of the acquisition when satisfaction of the contingency is considered probable. The purchase method of accounting was followed in accounting for this transaction. The goodwill associated with the acquisition is being amortized on a straight-line basis over 5 years. Operations of FPN from September 1, 1999 through year-end 1999 are included in the accompanying consolidated statements of income.

        Unaudited pro forma revenues, net loss available to common stockholders and loss per common share (basic and diluted) are approximately $47,000, $(40,915,000) and $(2.68), respectively, and represent the combined results of operations of the Company and FPN, as if the acquisition had occurred at January 1, 1999. The pro forma amounts do not necessarily reflect the results of operations as they would have been if the businesses had constituted a single entity during the period and is not necessarily indicative of results which may be obtained in the future.

6.      INTANGIBLE ASSETS:

        Intangible assets consist of goodwill and a covenant not to compete, totaling $1,596,260 as of December 31, 1999. In connection with the acquisition of FPN, consideration paid exceeded the estimated value of the assets acquired (including estimated liabilities assumed as part of the transaction) by approximately $1,191,000. As of December 31, 1999, no additional goodwill had been recorded relative to the contingent consideration discussed in Note 5 above. The amount of excess consideration paid over net asset value amortized was approximately $76,000 in 1999.

        The Company issued a warrant to purchase 100,000 shares of common stock to a consultant of the Company in exchange for a covenant not to compete valued at $525,270 based on the fair value of the warrants on the date of grant based on a Black Scholes option pricing model. The covenant not to compete is being amortized over the three-year term of the agreement. Amortization expense related to the covenant not to compete was $43,772 in 1999 and is included in sales and marketing expense.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
 (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.       NOTES PAYABLE:

         The Company has received loans from shareholders during the development stage period to finance activities. Shareholder loans carried no interest rate or repayment terms. All shareholder loans were repaid during 1998 through the issuance of stock or payment of cash.

         The Company received a loan for $50,000 from a company affiliated through common ownership during 1998 that was used to extinguish a shareholder loan. This debt was forgiven in 1998 and recorded as additional paid in capital.

8.       LEASES:

         The Company has operating lease agreements primarily involving its office facilities. The Company has various equipment under capital lease agreements. Commitments for minimum rentals under non-cancelable leases at December 31, 1999 are as follows:



                                                         OPERATING            CAPITAL
                                                          LEASES               LEASES
                                                        -----------          ---------
       2000                                             $   308,392          $  91,939
       2001                                                 316,923             56,537
       2002                                                 309,958             29,775
       2003                                                  65,867             19,590
       2004                                                      --              4,341
                                                        -----------          ---------
       Total minimum payments                           $ 1,001,140            202,182
                                                        ===========
       Less amount representing interest                                       (38,644)
                                                                             ---------
       Present value of minimum lease payment                                  163,538
       Less current portion                                                    (71,611)
                                                                             ---------
       Long-term capital lease obligation                                    $  91,927
                                                                             =========


         Rent expense was $301,000, $46,000, $12,000 and $373,000 for the years ended December 31, 1999, 1998, 1997 and the period from March 30, 1994 (date of inception) through December 31, 1999, respectively.

9.       STOCK OPTION PLAN:

         The World Commerce Online, Inc. 1999 Stock Option Plan (the "Plan") was adopted by the Company's shareholders in October 1999. The Plan covers up to 3.0 million shares of common stock and permits the Company to grant to employees, directors, officers, and consultants of the Company and its subsidiaries: (i) incentive stock options ("ISOs") and (ii) nonqualified stock options ("NSOs"). The Plan is administered by the Compensation Committee of the Board of Directors, which also selects the individuals who receive grants under the plan. As of December 31, 1999, the grants that had been made under the Plan were NSOs and ISOs.

         The exercise price, term, and vesting schedule for options granted under the Plan are set by the Compensation Committee, subject to certain limitations. Under the Plan, the exercise price of an ISO may not be less than the fair market value of the shares of common stock at the date of grant (110% if the ISO is granted to a greater than 10% shareholder), and the term of an option may not exceed 10 years (5 years if an ISO is granted to a greater than 10% shareholder). Unless otherwise specified by the Compensation Committee, options become 25% vested after 12 months from the date of grant and thereafter vest pro rata in arrears over 48 months. Options generally terminate 3 months after the termination of the option holder's employment unless terminated for cause.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
 (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.       STOCK OPTION PLAN (CONTINUED):

         For the year ended December 31, 1999, the Company recognized $1,587,926 of stock-based compensation expense related to options and expects to recognize $4,863,980 over the remaining vesting period of the options.

         The following table summarizes the status of the Company's Stock Option
         Plan:


                                                                                       Year Ended
                                                                                    December 31, 1999
                                                                                    -----------------
                                                                                                Weighted Average
                                                                                 Shares          Exercise Price
                                                                                 ------          --------------

      Outstanding options beginning of year.............................               --                --
      Granted:..........................................................        2,813,800           $  3.76
      Exercised:........................................................               --                --
      Forfeited:........................................................               --                --
      Outstanding at year end:..........................................        2,813,800           $  3.76
      Exercisable at year end:..........................................               --                --
      Weighted average fair value of options granted during the year....                            $  3.98

         The following table summarizes the status of the Plan for options outstanding at December 31, 1999:


                                         Total                  Weighted Average               Weighted Average
        Range of Exercise Prices      Outstanding      Remaining Contractual Life (Years)       Exercise Price
        ------------------------      -----------      ----------------------------------       --------------
            $2.00                       1,911,676                      10                          $  2.00
            $5.38                         211,248                      10                          $  5.38
            $7.13 - $8.00                 635,876                      10                          $  7.93
            $9.00 - $11.75                 55,000                      10                          $ 10.25
                                        ---------

                 Total                  2,813,800                                                  $  3.76
                                        =========

         Included in the preceding table are 1,911,676 stock options with a weighted average exercise price of $2.00 and a weighted average remaining contractual life of 10 years. The exercise price of such stock options was less than the grant date fair value of the underlying common stock.

         Also included in the preceding table are 635,876 stock options with a weighted average exercise price of $8.00 and a weighted average remaining contractual life of 10 years. The exercise price of such options was greater than the grant date fair value of the underlying common stock.

         The Company has adopted the disclosure-only provisions of SFAS No. 123. Had compensation cost for the Plan been accounted for based on the fair value at the grant date, consistent with provisions of SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts below:


                                                                                                    Year Ended
      (in thousands except per share amounts)                                                   December 31, 1999
      ---------------------------------------                                                   -----------------
      Net loss available to common stockholders -- as reported.........................           $(40,750,568)
      Net loss available to common stockholders -- pro forma...........................           $(41,721,369)
      Net loss per share -- as reported................................................           $      (2.67)
      Net loss per share -- pro forma..................................................           $      (2.73)

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
 (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.       STOCK OPTION PLAN (CONTINUED):

         The effects of applying SFAS No. 123 for the presentation of pro forma disclosures are not necessarily indicative of the effects on reported net income for future years.

         The fair value of options granted in 1999 were estimated using the Black-Scholes option pricing model as of the date of grant with the following assumptions: expected lives of 4 years; expected volatility of 80%; expected dividend yield of 0% and a risk-free interest rate of 6.53%.

10.      EQUITY TRANSACTIONS:

         The authorized capital stock of the Company consists of (i) 90,000,000 shares of voting common stock ("Common Stock") authorized for issuance with a par value of $0.001 and (ii) 10,000,000 shares of preferred stock with a par value of $0.001, of which 4,250,000 are designated as Series A redeemable convertible preferred stock ("Series A") and 5,110,000 shares are designated as Series B redeemable convertible preferred stock ("Series B").

         Common Stock

         The common shares authorized, issued and outstanding have been retroactively restated for the reverse acquisition discussed in Note 2. At December 31, 1999, 11,000,000 shares of the outstanding common shares are restricted.

         Warrants

         In January 1999, the Company issued to a director of the Company a warrant representing the right to purchase 100,000 shares of common stock at an exercise price of $2 per share. The estimated fair value of the warrant based upon the intrinsic value method equaled $212,000 and is recorded as general and administrative expense. In addition, the Company issued to a company controlled by the director two warrants each representing the right to purchase 50,000 shares of our common stock at exercise prices of $12 and $10 per share, respectively. The warrants vested immediately upon issuance and expire on January 14, 2009. The estimated fair values of the warrants based on a Black Scholes option pricing model are $18,700 and $12,900, respectively. These amounts were recorded as general and administrative expense during the year ended December 31, 1999.

         In April 1999, the Company issued to a consultant of the Company a warrant representing the right to purchase 250,000 shares of common stock at an exercise price of $12.38 per share. The warrant vested immediately. The estimated fair value of this warrant based on a Black Scholes option pricing model is $276,560 and was recorded as sales and marketing expense during the year ended December 31, 1999.

         In August 1999, the Company issued to a former owner of FPN, an employee of the Company as of the acquisition date, a warrant representing the right to purchase 100,000 shares of common stock at an exercise price of $11.50 per share. The warrant vests 25% a year over a four year period beginning January 1, 2000. The estimated fair value of the warrant based on a Black Scholes option pricing model is $724,000 which will be amortized as Sales and Marketing expense over the vesting period. The Company recognized $60,333 in Sales and Marketing expense related to this warrant during the year ended December 31, 1999.

         In September 1999, the Company issued to an employee, for past employment services, warrants to purchase a total of 100,000 shares of common stock, each warrant representing the right to acquire 50,000 shares at exercise prices of $2 and $8 per share. The warrants vest on January 1, 2000 and August 1, 2000, respectively, and expire on December 31, 2004 and July 29, 2005, respectively. The estimated fair value of the warrant based upon the intrinsic value method equaled $290,625 and is recorded in general and administrative expense.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
 (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.      EQUITY TRANSACTIONS (CONTINUED):

         In October 1999, the Company entered into an agreement with a consultant of the Company to exclusively promote the Company's products to its affiliated network, a cooperative of large retail florists throughout the United States. In connection with the promotional exclusivity of this agreement, the Company issued a warrant representing the right to purchase 250,000 shares of common stock at an exercise price of $8 per share. The warrant vests quarterly over a three year period beginning on October 1, 1999. The estimated fair value of the warrant totaled $525,270 and was recorded as a covenant not to compete and is included in Intangible Assets (Note 6) in the accompanying consolidated balance sheet at December 31, 1999.

         Also in October 1999, the Company issued to its outside legal counsel two warrants each representing the right to purchase 30,000 shares and 1,000 shares of common stock at $8 per share. The warrants vested immediately and expire on October 17, 2009 and October 18, 2004, respectively. The estimated fair value of the warrants based on a Black Scholes option pricing model is $34,175 which was recorded as professional fees within general and administrative expenses during the year ended December 31, 1999.

         In December 1999, the Company issued to Dole Fresh Flowers, a division of Dole Food Company, a warrant representing the right to purchase 1,000,000 shares of common stock at $7.50 per share. The warrant vests over a two-year period beginning January 1, 2000 with 58,333 shares vesting monthly during the first year (700,000 total shares) and 25,000 vesting monthly during the second year (300,000 total shares). The estimated fair value of the warrant based on a Black Scholes option pricing model is $5,170,000 which will be amortized as sales and marketing expense over the vesting period. No expense was recorded during 1999 related to this warrant.

         No warrants have been exercised as of December 31, 1999.

11.      REDEEMABLE CONVERTIBLE PREFERRED STOCK:

         In March 1999, the Company sold 4,000,000 shares of Series A convertible preferred stock at $2.00 per share to investors for total proceeds of $7,978,211 (net of offering costs of $21,789) and an option to purchase an additional 250,000 shares exercisable at any time over the next 5 years.

         The holders of Series A are allowed to elect one member to the board of directors as a group and participate in the voting on all matters which are decided by a shareholder vote. The holders of Series A are not as a matter of right entitled to be paid or receive dividends or distributions. Series A is convertible at any time at the holder's option, at the then applicable conversion rate (1-1 at the date of issuance) adjusted for certain events including the issuance of common stock for consideration of less than the conversion price then in effect. Series A is redeemable for cash at the holder's option beginning April 1, 2001. Upon liquidation, holders of Series A preferred stock are entitled to receive, out of funds then generally available, $2.00 per share, plus any declared and unpaid dividends, thereon. In addition to and after payment in full of all other amounts payable to the holders of Series A, the holders of Series A will be entitled to share in remaining available funds on an as if converted basis with the holders of common stock. Because on the date of issuance of such shares, the estimated fair market value of the Company's common stock exceeded the conversion price, the Company has treated as a preferred stock dividend an amount of $8,000,000 related to these transactions.

         In December 1999, the Company sold 5,000,000 shares of Series B convertible preferred stock at $4.00 per share to investors for total proceeds of $17,254,772 (net of loan conversion of $2,366,000 and offering costs of $379,228) which included a receivable in the amount of $3,785,000 that was collected subsequent to December 31, 1999. In addition, the Company issued a warrant to purchase 110,000 shares of Series B convertible preferred stock at an exercise price of $4 per share which expires on October 31, 2004. The Company recognized $151,800 in interest expense related to the assigned value of this warrant during the year ended December 31, 1999.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
 (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.      REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED):

         The holders of Series B are allowed to elect one member to the board of directors as a group and participate in the voting on all matters which are decided by a shareholder vote. The holders of Series B are not as a matter of right entitled to be paid or receive dividends or distributions. Series B is convertible at any time at the holder's option, at the then applicable conversion rate (1-1 at the date of issuance), adjusted for certain events including the issuance of common stock for consideration of less than the conversion price then in effect. Series B is redeemable for cash beginning April 1, 2001. Upon liquidation, holders of Series A and Series B preferred stock are entitled to receive, out of funds then generally available, $4.00 per share, plus any declared and unpaid dividends, thereon. In addition to and after payment in full of all other amounts payable to the holders of Series B, the holders of Series B will be entitled to share in remaining available funds on an as if converted basis with the holders of common stock. Because on the date of issuance of such shares, the estimated fair market value of the Company's common stock exceeded the conversion price, the Company has treated as a preferred stock dividend an amount of $20,000,000 related to these transactions.

12.      INCOME TAXES:

         The components of the Company's net deferred tax asset and the tax effects of the temporary differences giving rise to the Company's deferred tax asset are as follows as of December 31, 1999 and 1998:


                                                           December 31, 1999          December 31, 1998
                                                           -----------------          -----------------
        Noncurrent deferred tax assets:
          Net operating loss                                 $ 3,263,250                $  113,607
          Deferred compensation                                  911,306                   615,573
          Fixed assets                                           (28,313)                   (1,661)
          Accrued expenses                                       970,188                   209,843
                                                             -----------                ----------
        Noncurrent deferred tax asset                          5,116,431                   937,362
        Valuation allowance                                   (5,116,431)                 (937,362)
                                                             -----------                ----------
          Net deferred tax                                   $        --                $       --


         Any tax benefits for the years ended December 31, 1999 and 1998 and the period March 30, 1994 (date of inception) through December 31, 1999 computed based on statutory federal and state rates are completely offset by valuation allowances established since realization of the deferred tax benefits are not considered more likely than not.

         As of December 31, 1999, the Company had a net operating loss of approximately $8,587,500 available to reduce future federal income taxes. This net operating loss carryforward will begin to expire in 2009 and is subject to limitation in any given year in the event of certain changes in ownership.

         The following table accounts for the difference between the actual tax provision and amounts obtained by applying the statutory U.S. federal income tax rate of 35% to the income before income taxes:


                                                           December 31, 1999          December 31, 1998
                                                           -----------------          -----------------
          Statutory provision                                $(4,423,133)              $(1,256,606)
          State taxes net of federal benefit                    (379,126)                 (107,709)
          Nondeductible expenses                                 623,190                   853,582
                                                             -----------               -----------
                                                              (4,179,069)                 (510,733)
          Change in valuation allowance                        4,179,069                   510,733
                                                             -----------               -----------
                                                             $        --               $        --

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
 (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.      RELATED-PARTY TRANSACTIONS:

         In 1996, the Company entered into a five year exclusive agreement with Hortimarc B.V., a consulting business owned by the Company's Executive Vice President for Europe as of October 1999, for the development of marketing and sales initiatives in the European market. The contract provided for compensation to Hortimarc based upon time and materials billed. This agreement was terminated upon the execution of an employment agreement with the executive. However, the Company continues to utilize limited services of Hortimarc for which the Company incurs costs for time and materials. In 1999, the Company remitted $98,300 to Hortimarc under the aforementioned agreement and for activities conducted after the termination of such agreement.

         The Company has had various transactions with the Company's founder, a primary shareholder and a member of the board of directors. Amounts were paid to the Company's founder for consulting fees in the amount of $41,844 and $21,500 during 1998 and 1997, respectively. Additionally, the Company's founder received common shares in exchange for services valued at $56,250 (25,000 shares) in 1998 and $89,821 (290,500 shares)
         since the date of inception. In 1997, the Company's founder transferred 405,000 shares of common stock valued at $225,000 to individuals in payment of services provided to the Company. In 1998, the Company's founder transferred 124,750 shares of common stock valued at $62,375 to individuals in payment of services provided to the Company.

         The Company also had various transactions with a primary shareholder and member of the board of directors. Since the date of inception, 220,500 common shares have been issued to this shareholder in exchange for services valued at $17,500.

         As indicated in Note 1, the Company provided various Internet site development services to a company affiliated through common ownership. Amounts paid by the affiliate to the Company during 1998 and 1997 were $292,406 and $49,990, respectively. The amounts paid were based on development time incurred at pre-established rates and related expenses.

         In January 1999, the Company entered into a two year agreement with a company controlled by a director to receive financial and investment banking services. In connection with this agreement the Company issued two warrants each representing the right to purchase 50,000 shares of our common stock at exercise prices of $12 and $10 per share, respectively. The estimated fair values of the warrants at the date of issuance based on a Black Scholes option pricing model were $18,700 and $12,900, respectively. These amounts were recorded as general and administrative expense during the year ended December 31, 1999. In addition, the Company issued to the director personally, a warrant representing the right to purchase 100,000 shares of common stock at an exercise price of $2. The estimated fair value of this warrant at the date of issuance based on the intrinsic value method was $212,000.

         In October 1999, the Company issued 25,000 shares of common stock to the Company's Chief Financial Officer in connection with the start of his employment with the Company.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
 (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.      COMMITMENTS AND CONTINGENCIES:

         In August 1999, in connection with the acquisition of FPN, the Company entered into a four year consulting agreement with a business owned by the former owner of FPN providing for the performance of advisory services to us on matters pertaining to sales and product marketing for Europe, Africa and the Middle East. The agreement provides annual compensation of $210,000, and annual incentive compensation of approximately $220,000 payable quarterly based upon achievement of agreed-upon levels of transaction volume.

         In December 1999, the Company entered into an agreement with a company to integrate their Internet-based financial services product into Floraplex for the Americas market segment providing Internet-based sourcing of financial payment and credit services. The three year agreement is contingent upon the identification and selection of financial partners acceptable to the Company to facilitate the payment system for the grower to wholesaler transactions. Upon selection of financial partners acceptable to the Company and satisfaction of the implementation requirements, the Company is committed to specified transaction levels in each of the three years beginning with fiscal year 2000 at agreed-upon pricing levels. The minimum commitment relative to fees per payment transactions processed in an annual period is approximately $150,000 in 2000, $240,000 in 2001, and $650,000 in
         2002.

         The Company makes trade commitments in the course of its normal operations and is subject to litigation incident to the conduct of its ongoing business. In the opinion of management, there are no unusual commitments or contingencies at December 31, 1999, that would materially affect the financial position or operating results of the Company.

15.      BUSINESS SEGMENT INFORMATION:

         As of and for the years presented, the Company has primarily operated in one business segment, providing business-to-business electronic commerce solutions to the fresh cut flower industry.

         During the year ended December 31, 1999, the Company derived approximately 50% of its revenues from its international operations. At December 31, 1999, the Company held approximately $661,000 of its total assets in Holland. The Company derived approximately 82% of its revenues from 26 customers and two of those customers exceeded 10% of total revenues.


16.      SUBSEQUENT EVENTS:


         In March 2000, the Company issued to a consultant of the Company two warrants representing the right to purchase 250,000 shares of common stock at an exercise price of $18 per share. The warrants vest over a six month period with 155,000 shares vesting immediately and 40,000 shares vesting in June and 55,000 shares vesting in September 2000. The estimated fair value of these warrants based on a Black Scholes option pricing model is $2,572,354 which will be amortized over the vesting period.

         In March 2000, the option to purchase 250,000 shares of Series A convertible preferred stock was exercised for total proceeds of $500,000.

         In April 2000, we entered into a software license agreement with i2 Technologies, Inc., a provider of supply chain management and logistics software. We will use i2's TradeMatrix(TM) platform for the integration of supply chain management and fulfillment software applications including demand consolidation, supply segregation and order fulfillment within FreshPlex and Floraplex. FreshPlex and Floraplex will also provide logistics and transportation services to the global perishables products industry utilizing i2's transportation software application. We will also provide the platform for the trading and transaction application.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
 (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


16.      SUBSEQUENT EVENTS (CONTINUED):

         Terms of the Agreement include an exclusivity provision which requires i2, for a period of six months from the date of the Agreement, to not develop and execute a sales and marketing strategy with several of our major competitors. As consideration for acquiring the software license we issued to i2 a warrant representing the right to purchase 1.25 million shares of our common stock at an exercise price of $7.00 a share. The warrant vests immediately and has a fair value of approximately $8 million based on a Black Scholes option pricing model. The value of the warrant was capitalized as the cost of acquiring the licensed software and will be amortized over three years, the initial term of the license.


         As part of the Agreement we agreed to pay i2 a royalty fee equal to 5% of our gross revenues with minimum royalty payments of $0.5 million, $0.75 million and $1 million, respectively, in each of the three successive years after the launch date of the software which is currently estimated to be complete in September 2000. In addition, we have entered into a three-year joint marketing agreement that requires the development of a joint marketing plan between the companies to facilitate our sales and marketing strategy. As payment for their marketing efforts, i2 will receive a finder's fee for customer leads it provides to us. The finder's fee is equal to 50% of the fees we receive from a customer for use, sale or license of our solutions, less specific deductions as outlined in the agreement.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
  (A DEVELOPMENT STAGE COMPANY)

CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)




                                                                                                      MARCH 31,
                                            ASSETS                                                      2000
                                            ------                                                      ----
                                                                                                     (unaudited)
Current assets:
     Cash and cash equivalents                                                                       $ 9,931,277
     Prepaid expenses and other current assets                                                           821,913
     Receivable from investors                                                                           100,000
                                                                                                     -----------
         Total current assets                                                                         10,853,190

Property and equipment, net                                                                            7,007,561
Intangible assets, net                                                                                 1,515,876
Other assets                                                                                              24,238
                                                                                                     -----------
Total assets                                                                                         $19,400,865
                                                                                                     ===========

                             LIABILITIES AND STOCKHOLDERS' DEFICIT
                             -------------------------------------
Current liabilities:
     Accounts payable and accrued liabilities                                                        $ 2,630,715
     Accrued compensation and benefits                                                                   146,191
     Capital lease obligation, current                                                                   169,167
                                                                                                     -----------
         Total current liabilities                                                                     2,946,073

Long-term liabilities:
     Capital lease obligation                                                                            478,036

Redeemable convertible preferred stock:
     Preferred stock Series A, $0.001 par value; authorized 4,250,000 shares, issued and outstanding 4,250,000 at March 31, 2000, stated at liquidation value, net of related
       costs                                                                                           8,478,211

     Preferred stock Series B, $0.001, par value; authorized 5,110,000 shares, issued and outstanding 5,000,000 at March 31, 2000, stated at liquidation value, net of related costs
                                                                                                        19,620,772
                                                                                                       -----------
         Total redeemable convertible preferred stock                                                   28,098,983

Stockholders' deficit:
     Common stock, $0.001 par value; authorized 90,000,000 shares, issued and
       outstanding 15,445,357 shares at March 31, 2000                                                      15,445

     Additional paid-in capital                                                                         46,898,109
     Deferred stock-based compensation                                                                  (4,861,948)
     Accumulated deficit                                                                               (54,188,478)
     Accumulated comprehensive income (loss)                                                                14,645
                                                                                                       -----------
         Total stockholders' deficit                                                                   (12,122,227)
                                                                                                       -----------
Total liabilities and stockholders' deficit                                                            $19,400,865

                                                                                                       ===========

See accompanying notes to condensed consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
  (A DEVELOPMENT STAGE COMPANY)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)


                                                                                                     For the Period
                                                                                                     March 30, 1994
                                                                                                        (Date of
                                                                          Three Months                  Inception
                                                                              Ended                      through
                                                                            March 31,                   March 31,
                                                                    2000              1999                2000
                                                               ------------       ------------       --------------

Revenues:
   Advertising revenue                                         $      2,099       $         --       $     16,244
   Subscription revenue                                               7,025                 --             14,934
   Transaction revenue                                               42,007                 --             63,083
   Floral product revenue                                                --                 --            350,130
   Other revenue                                                         --                 --             40,273
   Service revenues from related parties                                 --                 --            342,396
                                                               ------------       ------------       ------------
         Total revenues                                              51,131                 --            827,060
                                                               ------------       ------------       ------------
Costs and operating expenses:
   Cost of floral product                                                --                 --            308,749
   Product and technology development                             2,628,558             91,394          6,051,042
   Sales and marketing                                            3,499,010            189,431          9,547,136
   General and administrative                                     1,450,432            379,277          9,383,389
   Depreciation and amortization                                    615,335              4,681          1,047,620
                                                               ------------       ------------       ------------
      Total costs and operating expenses                          8,193,335            664,783         26,337,936
                                                               ------------       ------------       ------------
Loss from operations                                             (8,142,204)          (664,783)       (25,510,876)
Net interest income  (expense)                                      118,015            (21,466)           (59,098)
Other non-operating expense                                         (61,917)                --           (118,504)
                                                               ------------       ------------       ------------
Net loss                                                       $ (8,086,106)      $   (686,249)      $(25,688,478)
Deemed dividend on redeemable convertible preferred stock          (500,000)                --
                                                               ------------       ------------
Net loss available to common stockholders                      $ (8,586,106)      $   (686,249)
                                                               ============       ============

Basic and diluted net loss per common share                    $      (0.56)      $      (0.05)
                                                               ============       ============
Weighted average number of shares used in computing basic
   and diluted net loss per common share                         15,437,115         15,114,778
                                                               ============       ============

See accompanying notes to condensed consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
   (A DEVELOPMENT STAGE COMPANY)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)


                                                                                                      FOR THE PERIOD
                                                                                                      MARCH 30,1994
                                                                        THREE MONTHS                     (DATE OF
                                                                        ------------                    INCEPTION)
                                                                        ENDED MARCH 31,                  THROUGH
                                                                                                        MARCH 31,
                                                                    2000                1999               2000
                                                               ------------       ------------       -------------

Cash flows from operating activities:
  Net loss                                                     $ (8,086,106)      $   (686,249)      $(25,688,478)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
    Depreciation and amortization                                   660,585              4,681          1,136,642
    Provision for doubtful accounts                                      --                 --             40,322
    Stock-based compensation                                        680,649                 --          2,781,075
    Loss on retirement of property & equipment                        3,322                 --             33,431
    Loss on foreign currency translation                             58,544                 --             88,615
    Professional fees paid through the issuance
      of common stock and warrants                                2,343,630             97,430          6,571,766
  Interest paid through the issuance of warrants                         --                 --            151,800
  Change in operating assets & liabilities:
     Accounts receivable                                                 --                 --            (40,322)
     Prepaid expenses & other current assets                       (127,628)           (38,115)          (360,382)
     Other assets                                                        --                 --            (24,238)
     Accounts payable and accrued liabilities                       975,530             32,091          2,739,304
     Accrued compensation and benefits                             (225,884)            (9,229)           146,191
                                                               ------------       ------------       ------------
  Net cash used in operating activities                          (3,717,358)          (599,391)       (12,424,274)
                                                               ------------       ------------       ------------
Cash flows from investing activities:
  Purchase of property and equipment and software
    development                                                  (1,052,976)           (47,422)        (6,801,690)
                                                               ------------       ------------       ------------
      Net cash used in investing activities                      (1,052,976)           (47,422)        (6,801,690)
                                                               ------------       ------------       ------------
Cash flows from financing activities:
  Issuance of common stock                                               --            195,000          1,127,500
  Issuance of redeemable convertible
    preferred stock, net of related expenses                      4,185,000            500,000         25,632,983
  Purchase of treasury stock                                             --                 --            (20,000)
  Proceeds from shareholder loans                                        --                 --            132,693
  Proceeds from other debt                                               --                 --          2,445,545
  Payments on shareholder loans                                          --                 --            (69,293)
  Payments on capital leases                                        (36,410)            (6,055)           (92,187)
                                                               ------------       ------------       ------------
      Net cash provided by financing activities                   4,148,590            688,945         29,157,241
                                                               ------------       ------------       ------------
Net change in cash                                                 (621,744)            42,132          9,931,277

Cash and cash equivalents, beginning of period                   10,553,021             42,335                 --
                                                               ------------       ------------       ------------
Cash and cash equivalents, end of period                       $  9,931,277       $     84,467       $  9,931,277
                                                               ============       ============       ============

See accompanying notes to condensed consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
  (A DEVELOPMENT STAGE COMPANY)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (CONTINUED)


                                                                                           FOR THE PERIOD
                                                                                            MARCH 30,1994
                                                                                         (DATE OF INCEPTION)
                                                                THREE MONTHS                   THROUGH
                                                               ENDED MARCH 31,                MARCH 31,
                                                                    2000               1999               2000
                                                               ---------------    ------------       ------------

Supplemental disclosure of cash flow information:
Non-cash investing and financing:
  Equipment acquired through capital leases                     $    520,075      $         --       $    739,390
                                                                ============      ============       ============
Common stock and warrants issued in exchange for
    professional services                                       $  2,343,630      $    125,000       $  7,167,241
                                                                ============      ============       ============


See accompanying notes to condensed consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
  (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.       GENERAL:

         World Commerce Online, Inc. and its consolidated subsidiaries (the "Company") is a provider of business-to-business electronic commerce ("B2B e-commerce") technology products and services to the global perishable products industries. The Company provides its customers with access to the Company's secure Internet-based trading systems and to industry-specific Internet communities supplying comprehensive industry data and information resources as well as communication tools.

         The Company is in the development stage. Planned principal operations have commenced but have not produced significant revenue. The Company plans to generate revenues from its B2B e-commerce business from three primary sources: transaction fees, subscription fees and advertising revenue.

         The Company has experienced operating losses since its inception. Additional operating losses are anticipated for the foreseeable future as the Company builds its revenue base while expanding its operations, sales and marketing activities and product technology development.

         At March 31, 2000, the condensed consolidated financial statements of the Company include the accounts of the Company and its consolidated subsidiaries. The condensed consolidated financial statements of the Company as of and for the three months ended March 31, 2000 have not been audited. In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments and accruals (consisting of normal recurring adjustments) necessary to present fairly the Company's consolidated financial position at March 31, 2000 and the consolidated results of its operations and cash flows for the three months ended March 31, 2000 and 1999. Results of interim periods are not necessarily indicative of the results to be expected during the remainder of the current year or for any future period. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted or condensed. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting policies used in preparing these condensed consolidated financial statements are the same as those described in the Company's registration statement on Form 10, as amended, filed on April 3, 2000.

2.       RECENT ACCOUNTING PRONOUNCEMENTS:

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). The bulletin draws on existing accounting rules and provides specific guidance on how those accounting rules should be applied, and specifically addresses gross versus net basis of reporting revenues for companies which operate Internet sites as well as the accounting for up-front fees. As of January 1, 2000, the Company adopted SAB 101. The Company does not believe that SAB 101 will have a material impact on its financial position or results of operations.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company, to date, has not engaged in derivative and hedging activities, and accordingly does not believe that the adoption of SFAS No. 133 will have a material impact on the financial reporting and related disclosures of the Company. The Company will adopt SFAS No. 133 as required by SFAS No. 137, "Deferral of the Effective Date of the FASB Statement No. 133," in fiscal year 2001.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
  (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

3.       NET LOSS PER SHARE:

         Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Dilutive net loss per share is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of common stock equivalents. Common stock equivalent shares consist of convertible preferred stock, stock options and warrants. For the three months ended March 31, 2000, options to purchase 2,800,800 shares of common stock, preferred stock convertible into 9,250,000 shares of common stock, warrants to purchase 2,181,000 shares of common stock, and a warrant to purchase 110,000 shares of preferred stock convertible into 110,000 shares of common stock were excluded from the calculation of earnings per share since their inclusion would be antidilutive.

4.       COMPREHENSIVE INCOME:

         The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Total comprehensive loss of $8,071,461 for the three months ended March 31, 2000 includes net loss of $8,086,106 and other comprehensive income of $14,645. The Company's only item of other comprehensive income is foreign currency translation adjustment that has been reported separately within stockholders' deficit on the condensed consolidated balance sheets. Total comprehensive loss for the three months ended March 31, 1999 equaled the net loss of $686,249. There were no items of other comprehensive income or loss for the three months ended March 31, 1999.

5.       STOCK OPTION PLAN:

         The World Commerce Online, Inc. 1999 Stock Option Plan (the "Plan") was adopted by the Company's shareholders in October 1999. The Plan covers up to 3.0 million shares of common stock and permits the Company to grant to employees, directors, officers, and consultants of the Company and its subsidiaries: (i) incentive stock options ("ISOs") and (ii) nonqualified stock options ("NSOs"). The Plan is administered by the Compensation Committee of the Board of Directors, which also selects the individuals who receive grants under the plan. As of March 31, 2000, the grants that had been made under the Plan were NSOs and ISOs.

         For the three months ended March 31, 2000, the Company recognized $445,649 of stock-based compensation expense related to options and expects to recognize $4,861,948 over the remaining vesting period of the options.

6.       EQUITY TRANSACTIONS:

         In March 2000, the Company issued to a consultant of the Company two warrants representing the right to purchase 155,000 and 95,000, shares, respectively, of common stock at an exercise price of $18 per share. The warrant representing 155,000 shares vest immediately with 40,000 shares of the second warrant vesting on June 30, 2000 and 55,000 shares vesting on September 30, 2000 provided that the existing consulting agreement remains in effect on those dates. The estimated fair value of these warrants based on a Black Scholes option pricing model is approximately $1,595,000 and $977,000, respectively, of which approximately $1,487,000 was recorded as product and technology development expense during the three months ended March 31, 2000.

7.       REDEEMABLE CONVERTIBLE PREFERRED STOCK:

         In March 2000, an investor of the Company exercised its option to purchase 250,000 shares of Series A convertible preferred stock at $2.00 per share. Because on the date of issuance of such shares, the estimated fair market value of the Company's common stock exceeded the conversion price, the Company has treated as a preferred stock dividend an amount of $500,000 related to this transaction.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
  (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)


8.       SUBSEQUENT EVENT:

         In April 2000, we entered into a software license agreement ("Agreement") with i2 Technologies, Inc., ("i2") a leading provider of intelligent eBusiness solutions. We will use i2's TradeMatrix(TM) platform to optimize demand consolidation, supply segregation and order fulfillment with FreshPlex(TM) and Floraplex.(TM) FreshPlex(TM) and Floraplex(TM) will be powered by i2's Tradematrix(TM) e-marketplace platform to offer a variety of services to the food and floral industries. FreshPlex (TM) and Floraplex(TM) will also provide logistics and transportation services to the global perishables products industry utilizing i2's transportation solutions. We will also provide the platform for the trading and transaction application.

         Terms of the Agreement include an exclusivity provision which requires i2, for a period of six months from the date of the Agreement, to not develop and execute a "go to market" strategy with several of our major competitors. As consideration for acquiring the software license we issued to i2 a warrant representing the right to purchase 1.25 million shares of our common stock at an exercise price of $7.00 a share. The warrant vests immediately and has a fair value of approximately $8 million based on a Black Scholes option pricing model.

         As part of the Agreement we agreed to pay i2 a royalty fee equal to 5% of our gross revenues with minimum royalty payments of $0.5 million, $0.75 million and $1 million, respectively, in each of the three successive years after the launch date of the software which is currently estimated to be complete in September 2000. In addition, we have entered into a three-year joint marketing agreement that requires the development of a joint marketing plan between the companies to facilitate our "go to market" strategy. As payment for their marketing efforts, i2 will receive a finder's fee for customer leads it provides to us. The finder's fee is equal to 50% of the fees we receive from a customer for use, sale or license of our solutions, less specific deductions as outlined in the Agreement.

9.       COMMITMENTS AND CONTINGENCIES:

         In December 1999, the Company entered into an agreement with a company to integrate their Internet-based financial services product into Floraplex(TM) for the Americas market segment for the grower to wholesaler transactions providing Internet-based sourcing of financial payment and credit services. The three-year agreement is contingent upon the identification and selection of financial partners acceptable to the Company to facilitate the payment system. As of March 31, 2000, the Company had not identified and selected a financial partner. Upon selection of financial partners acceptable to the Company and satisfaction of the implementation requirements, the Company is committed to specified transaction levels in each of the three years beginning with fiscal year 2000 at agreed-upon pricing levels. The minimum commitment relative to fees per payment transactions processed in an annual period is approximately $150,000 in 2000, $240,000 in 2001, and $650,000 in 2002.

         The Company is, from time to time, party to certain litigation which relates to matters arising in the ordinary course of business. Management believes that such litigation is not expected to have a material impact on the financial position or results of operations of the Company.

10.      BUSINESS SEGMENT INFORMATION:

         As of and for the periods presented, the Company has primarily operated in one business segment, providing business-to-business electronic commerce solutions to the fresh cut flower industry.

         During the three months ended March 31, 2000, the Company derived approximately $11,000 in revenues in the United States and approximately $40,000 in revenues in Holland. The Company derived approximately 65% of its revenues from three customers and two of those customers exceeded 10% of total revenues.

                        REPORT OF INDEPENDENT ACCOUNTANTS



The Board of Directors
Fresh Products Network, B. V.

In our opinion, the accompanying balance sheet and the related statement of operations, stockholder's deficit and cash flows present fairly, in all material respects, the financial position of Fresh Products Network, B. V. (a development stage company) at August 26, 1999 and December 31, 1998, and the results of its operations and cash flows for the period from April 17, 1998 (date of inception) through December 31, 1998, the period from January 1, 1999 through August 26, 1999 and the period from April 17, 1998 (date of inception) through August 26, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 7, on August 26, 1999, the Company was acquired by World Commerce Online, Inc.



PricewaterhouseCoopers N.V.
Amsterdam, The Netherlands
March 31, 2000

FRESH PRODUCTS NETWORK B. V.
  (A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS


                                                                                AUGUST 26,     DECEMBER 31,
                                  ASSETS                                           1999           1998
                                  ------                                           ----           ----

                                                                                   NLG            NLG

Current Assets:
     VAT Receivable                                                              117,306             --
                                                                                --------        -------
Total current assets                                                             117,306             --
                                                                                --------        -------
     Computer Hardware, net of accumulated depreciation of 12,495 and
         1,209, respectively                                                      38,291         49,577

     Software development costs, net of accumulated depreciation of 42,219
         and 1,652, respectively                                                 204,166        117,268
                                                                                --------        -------
Total assets                                                                     359,763        166,845
                                                                                --------        -------
                   LIABILITIES AND STOCKHOLDER'S DEFICIT

Current liabilities:
     Accounts payable to Van Beek Bloemen B. V.                                  739,606        178,357
                                                                                --------        -------
         Total current liabilities                                               739,606        178,357
                                                                                --------        -------
Commitments and Contingencies (Note [5])

Stockholder's deficit:
     Common stock, Euro 1 par value; authorized 100,000 shares, subscribed
       but not issued 20,000 at August 26, 1999                                   44,074             --
     Common stock subscriptions receivable                                       (44,074)            --
     Deficit accumulated during the development stage                           (379,843)       (11,512)
                                                                                --------        -------
         Total stockholder's deficit                                            (379,843)       (11,512)
                                                                                --------        -------
Total Liabilities and Stockholder's Deficit                                      359,763        166,845
                                                                                --------        -------

See accompanying notes to financial statements.

FRESH PRODUCTS NETWORK B. V.
  (A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS


                                            FOR THE PERIOD                       FOR THE PERIOD
                                               APRIL 17,                            APRIL 17,
                                              1998 (DATE     FOR THE PERIOD        1998 (DATE
                                             OF INCEPTION)     JANUARY 1,         OF INCEPTION)
                                                THROUGH       1999 THROUGH           THROUGH
                                             DECEMBER 31,      AUGUST 26,          AUGUST 26,
                                                 1998             1999                1999
                                                 ----             ----                ----
                                                  NLG              NLG                 NLG
Revenues:
   Transaction revenue                             --             7,151               7,151
                                              -------          --------            --------
         Total revenues                            --             7,151               7,151
                                              -------          --------            --------
Costs and operating expenses:
   Sales and marketing                          5,563           278,448             284,011
   General and administrative                   3,088            45,181              48,269
   Depreciation and amortization                2,861            51,853              54,714
                                              -------          --------            --------
      Total costs and operating expenses       11,512           375,482             386,994
                                              -------          --------            --------
Net loss                                      (11,512)         (368,331)           (379,843)
                                              -------          --------            --------

See accompanying notes to financial statements.

FRESH PRODUCTS NETWORK B. V.
   (A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDER'S DEFICIT




                                                              Common Stock      Common Stock          Deficit
                                            Price per         ------------      Subscriptions   Accumulated During
                                  Date        share        Shares      Amount    Receivable       Development Stage     Total
                                  ----        -----        ------      ------    ----------       -----------------     -----
                                              (NLG)                    (NLG)        (NLG)              (NLG)            (NLG)

INCEPTION                       04/17/98

NET LOSS FOR THE PERIOD
   APRIL 17, 1998 (DATE OF
   INCEPTION) THROUGH
   DECEMBER 31, 1998                                           --          --           --           (11,512)          (11,512)

TOTAL COMPREHENSIVE INCOME                                     --          --           --                --           (11,512)
                                --------     --------      ------      ------      -------          --------          --------

BALANCE DECEMBER 31, 1998                                      --          --           --                --           (11,512)

INCORPORATION                   08/17/99      2.20371      20,000      44,074      (44,074)               --                --

NET LOSS FOR THE PERIOD
   JANUARY 1, 1999 THROUGH
   AUGUST 26, 1999                                             --          --           --          (368,331)         (368,331)
                                                                                                                      --------
TOTAL COMPREHENSIVE INCOME                                     --          --           --                --          (368,331)
                                --------     --------      ------      ------      -------          --------          --------

BALANCE, AUGUST 26, 1999                                   20,000      44,074      (44,074)         (379,843)         (379,843)
                                ========     ========      ======      ======      =======          ========          ========

See accompanying notes to financial statements.

FRESH PRODUCTS B. V.
   (A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

                                                         FOR THE PERIOD       FOR THE PERIOD       FOR THE PERIOD
                                                            APRIL 17,           JANUARY 1,            APRIL 17,
                                                           1998 (DATE           1999 (DATE           1998 (DATE
                                                          OF INCEPTION)        OF INCEPTION)        OF INCEPTION)
                                                             THROUGH              THROUGH              THROUGH
                                                          DECEMBER 31,          AUGUST 26,           AUGUST 26,
                                                              1998                 1999                 1999
                                                              ----                 ----                 ----
                                                              NLG                  NLG                  NLG

Cash flows from operating activities:
  Net loss                                                 (11,512)             (368,331)             (379,843)
  Adjustments to reconcile net loss to net cash used
      in operating activities:
  Depreciation and amortization                              2,861                51,853                54,714
  Change in operating assets & liabilities:
      VAT receivable                                            --              (117,306)             (117,306)
                                                          --------              --------              --------
         Net cash used in operating activities              (8,651)             (433,784)             (442,435)
                                                          --------              --------              --------
Cash flows from investing activities:
  Purchase of property and equipment                       (50,786)                   --               (50,786)
  Software Development                                    (118,920)             (127,465)             (246,385)
                                                          --------              --------              --------
         Net cash used in investing activities            (169,706)             (127,465)             (297,171)
                                                          --------              --------              --------

Cash flows from financing activities:
  Change in accounts payable to Van Beek Bloemen
    B.V                                                    178,357               561,249               739,606
                                                          --------              --------              --------
         Net cash used in financing activities             178,357               561,249               739,606
                                                          --------              --------              --------
Net change in cash                                              --                    --                    --

Cash and cash equivalents, beginning of period                  --                    --                    --
                                                          --------              --------              --------
Cash and cash equivalents, end of period                        --                    --                    --
                                                          ========              ========              ========

See accompanying notes to financial statements.

FRESH PRODUCTS B. V.
   (A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1.       ORGANIZATION, PRINCIPAL BUSINESS ACTIVITIES AND BASIS OF PRESENTATION

         Organization and Principal Business Activities

         Fresh Products Network, B. V., ("FPN" or the "Company") is a provider of a business-to-business electronic commerce, or B2B e-commerce, trading system designed to sell floriculture products from growers to resellers via the Internet.

         The Company is in the development stage. Planned principal operations have commenced, but have not produced significant revenue in 1999. Since inception, the Company has devoted substantially all of its efforts to develop its technology, market its brand and commence sales operations. The Company plans to generate revenues from its B2B e-commerce business from three primary sources: transaction fees, subscription fees and advertising revenue.

         As described in Note 7, on August 26, 1999, the Company was acquired by World Commerce Online, Inc.

         Basis of Presentation

         Fresh Products Network B. V. was incorporated under the laws of The Netherlands on August 17, 1999. Prior to incorporation, the company did not exist as a separate legal entity, and operated as a fully integrated business of Van Beek Bloemen B. V. After incorporation, Van Beek Bloemen contributed this business and related assets and liabilities to the legal entity, for a price of approximately NLG 630,000, which reflects the funds contributed directly to the business by Van Beek Bloemen since inception.

         The Company has devoted substantial efforts to developing, marketing and selling new products and services. As a result, the Company has incurred losses and negative cash flows from operations since inception. Management is seeking to increase revenues through the marketing and sales of its products and services while controlling expenditures to meet its working capital needs. However, additional cash and working capital will be required and the Company will be required to continue to increase revenues and control costs, or obtain additional financing. On August 26, 1999, the Company was acquired by World Commerce Online, Inc. (Note 7). The Company received a commitment from World Commerce Online to provide the required financing, if necessary.

         These financial statements are designed to reflect the carve-out results of operations and financial position of the business within Van Beek Bloemen B. V. for the period from April 17, 1998 (inception) to August 17, 1999 (date of incorporation) and of the Company from August 17, 1999 (date of incorporation) until August 26, 1999. The financial statements reflect the assets, liabilities, equity, revenues and expenses that were directly related to the Company. Certain corporate allocations have been included in the expenses (see Note 2). These financial statements are not necessarily indicative of the results that would have occurred if the Company had been a separate stand-alone entity during the entire period presented.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Corporate allocations - For the purposes of these financial statements, certain corporate allocations have been included in the company's financial statements as discussed below. Management believes that the methods of allocation are reasonable and that the allocated costs represent the expenses that would have been incurred by the Company on a stand-alone basis.

         Van Beek Bloemen B. V. provided services to the Company in management, accounting and financial reporting, human resources, information systems, legal, taxes and other corporate services. The allocation of these expenses which is generally based on certain operating costs incurred by the company as a percentage of such costs incurred by Van Beek Bloemen B. V. is reflected in the financial statements as sales and marketing expenses and general and administrative expenses.

FRESH PRODUCTS B. V.
   (A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         Property and Equipment - Property and equipment, stated at cost, is comprised of computer software and hardware. Gains and losses on disposition are recognized in the year of the disposal.

         Depreciation is computed using the straight-line method over the following estimated lives:

                  Computer software                        3 years
                  Computer hardware                        3 years


         Software Development Costs - The Company has adopted Statement of Position ("SOP") 98-1, which requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. Costs incurred in the preliminary project state of software development have been expensed as incurred. Costs incurred in the application development stage have been capitalized. As of August 26, 1999 and December 31, 1998, NLG 246,385 and NLG 118,920, respectively, have been capitalized.

         Revenue Recognition - The Company recognizes revenues at the time that services are performed. Transaction fee revenues are recognized at the time of sale.

         Advertising Costs - Advertising costs are expensed as incurred. Advertising expenditures reflected in the accompanying statement of operations amounted to approximately NLG 3,732, NLG 62,803 and NLG 66,535, respectively, for the period from April 17, 1998 (date of inception) through December 31, 1998, January 1, 1999 through August 26, 1999 and April 17, 1998 (date of inception) through August 26, 1999.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.       EQUITY:

         On August 17, 1999, date of incorporation, the founding shareholders of the Company authorized for issuance 100,000 shares of common stock with a Euro 1 par value. At that date, the founding shareholders subscribed to 40,000 shares at par. Subsequent to August 26, 1999, these shares were issued and paid.

4.       RELATED-PARTY TRANSACTIONS:

         Except for the transactions with Van Beek Bloemen as mentioned under notes 1 and 2, there have been no other transactions with related parties.

5.       COMMITMENTS AND CONTINGENCIES:

         The Company makes trade commitments in the course of its normal operations and is subject to litigation incident to the conduct of its ongoing business. In the opinion of management, there are no unusual commitments or contingencies at August 26, 1999, that would materially affect the financial position or operating results of the Company.

6.       INCOME TAXES:

         Through August 17, 1999, the Company was not a separate tax paying entity. For purposes of these financial statements deferred tax benefits arise solely as a result of the Company's net operating losses.

         As a result of tax losses incurred by the Company, no current tax provision has been recorded in the accompanying financial statements for all periods presented.

FRESH PRODUCTS B. V.
   (A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.       INCOME TAXES (CONTINUED):

         The Company's deferred tax asset reflects the tax effect of differences between financial statement carrying amounts and tax bases of assets on a separate company basis as follows at August 26, 1999 and December 31, 1998:


                                            AUGUST 26,      DECEMBER 31,
                                               1999             1998
                                               ----             ----
                                               NLG              NLG
Deferred tax asset:
  Net operating loss carryforwards           132,945           4,029

Deferred tax asset valuation allowance      (132,945)         (4,029)
                                            --------          ------

  Deferred tax assets, net                         0               0
                                            ========          ======


         On a separate company basis, the Company has net operating loss carryforwards for income tax purposes subject to certain carryforward limitation of approximately NLG 379,843 at August 26, 1999. Management has recorded a valuation allowance for the full amount of the Company's net deferred tax assets as a result of the uncertainty surrounding the realization of such deferred tax assets on a separate company basis. As a result of such valuation allowance, no deferred tax provision has been recorded in the accounts at August 26, 1999.

         Limitations on the utilization of the Company's net operating tax loss carryforwards could result in the event of certain changes in the Company's ownership.

7.       SUBSEQUENT EVENT

         On August 26, 1999, World Commerce, Online Inc. ("WCO") acquired the entire equity interest of the Company for a purchase price of approximately $1,500,000 through the issuance of 100,000 shares of WCO common stock, the assumption of FPN's liabilities on the date of acquisition, and contingent consideration of 100,000 shares of WCO common stock. Delivery of contingent shares is dependent upon FPN achieving certain operational milestones by December 31, 2000.

         In connection with this acquisition, WCO also entered into a consulting agreement with JoBo Holding B.V., a shareholder of Van Beek Bloemen B.V. Under the terms of this agreement, JoBo Holding B.V. is retained as a consultant for a period of four years after the date of the acquisition, at a total compensation of approximately $210,000 and bonuses of approximately $220,000, contingent on FPN meeting certain milestones during the life of the agreement. In addition, WCO granted Nils van Beek, sole owner of JoBo Holding B.V., a warrant to purchase 100,000 shares of WCO common stock, vesting 25% on January 1, 2000 and on January 1 of each of the three following years, at an exercise price of $11.50. The warrant is contingent on continued existence of the consulting agreement between JoBo Holding and WCO, and contains certain anti-dilutive provisions.

8.       BUSINESS SEGMENT INFORMATION

         As of and for the period presented, the Company has primarily operated in one business segment, providing business-to-business electronic commerce solutions to the fresh cut flower industry.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Orlando, State of Florida, on the 2nd day of June, 2000.


                                   WORLD COMMERCE ONLINE, INC.


                                   By: /s/ Robert H. Shaw
                                      ------------------------
                                      Robert H. Shaw
                                      Chairman of the Board and
                                      Chief Executive Officer

                                   By: /s/ Mark E. Patten
                                      ------------------------
                                      Mark E. Patten
                                      Executive Vice President and
                                      Chief Financial Officer (Principal
                                      Financial and Accounting Officer)

                                  EXHIBIT INDEX


       EXHIBIT
       NUMBER     DESCRIPTION OF EXHIBIT

         2.1*     Agreement and Plan of Merger between World Commerce Online, a Nevada corporation and World
                  Commerce Online, a Delaware corporation, dated September 30, 1999.

         2.2*     Acquisition Agreement dated as of September 10, 1998 between World Commerce Online, Inc., a
                  Nevada corporation and Sunrise Express, Inc., a Nevada corporation.

         3.1*     Certificate of Incorporation of World Commerce Online.

         3.2*     Certificate of Amendment of Certificate of Incorporation amending Certificate of Designations of Series A Preferred Stock.

         3.3*     Bylaws.

         3.4*     Stock Purchase Agreement for Series A Preferred Stock, dated March 30, 1999.

         3.5*     Stock Purchase Agreement for Series B Preferred Stock, dated November 11, 1999.

         3.6*     Certificate of Designations of Series B Preferred Stock.

         3.7*     Registration Rights Agreement for Series A and B Preferred Stock, dated November 11, 1999.

         4.1*     Form of Common Stock Certificate.

         4.2*     Warrant Agreement in favor of Poole Carbone Capital Partners, dated January 15, 1999.

         4.3*     Warrant Agreement in favor of Poole Carbone Capital Partners, dated January 15, 1999.

         4.4*     Warrant Agreement in favor of Michael W. Poole Trust, dated January 15, 1999.

         4.5*     Warrant Agreement in favor of Novelle Consulting, L.L.C., dated April 22, 1999.

         4.6*     Warrant Agreement in favor of Kenneth B. Cobb II, dated September 20, 1999.

         4.7*     Warrant Agreement in favor of Kenneth B. Cobb II, dated September 20, 1999.

         4.8*     Warrant Agreement in favor of Charles Kremp, III, dated as of October 1, 1999.

         4.9*     Warrant Agreement in favor of Interprise Technology Partners, L.P., dated October 15, 1999.

         4.10*    Warrant Agreement in favor of Tucker Byrd, dated October 18, 1999.

         4.11*    Warrant Agreement in favor of Liz Walsh, dated October 18, 1999.

         4.12*    Warrant Agreement in favor of Nils Van Beek, dated August 26, 1999.

         4.13*    Warrant Agreement in favor of Dole Fresh Flowers, dated December 10, 1999.

         4.14*    Warrant Agreement in favor of AnswerThink Consulting Group, Inc., dated March 29, 1999.

         4.15*    Warrant Agreement in favor of AnswerThink Consulting Group, Inc., dated March 29, 1999.

         4.16*    Warrant Purchase Agreement with i2 Technologies, Inc., dated April 29, 2000.

         4.17*    Warrant Agreement in favor of i2 Technologies, Inc., dated April 29, 2000.

         10.1*    1999 Stock Option Plan.

         10.2*    Form of Executive Incentive Stock Option Agreement.

         10.3*    Form of Executive Non-Qualified Stock Option Agreement.

         10.4*    Form of Non-Executive Incentive Stock Option Agreement.

       EXHIBIT
       NUMBER     DESCRIPTION OF EXHIBIT
       --------   ----------------------------------------------------------------------------------------
         10.5*    Form of Non-Executive Non-Qualified Stock Option Agreement.

         10.6*    Form of Indemnification Agreement for officers and directors.

         10.7*    Corporate Headquarters Lease Agreement, dated February 15, 1999.

         10.8*    Consulting Agreement with AnswerThink, Inc., dated August 11, 1999.

         10.9*    Stock Purchase Agreement by and among World Commerce Online, Fresh Products Network,
                  Omniflora International Ltd., Jobo Holding B.V. and Nils Van Beek, dated August 26, 1999.

         10.10*   Consulting Agreement with Jobo Holding B.V., dated August 26, 1999.

         10.11*   1st Amendment to Corporate Headquarter Lease Agreement, dated September 7, 1999.

         10.12*   Consulting Agreement with Charles Kremp, III, dated as of October 1, 1999.

         10.13*   Demonstration License Agreement with AnswerThink, Inc., dated October 4, 1999.

         10.14*   Web Site Development Agreement with Snickleways Interactive, dated October 14, 1999.

         10.15*   Employment Agreement with Robert H. Shaw, dated as of October 18, 1999.

         10.16*   Employment Agreement with Mark E. Patten, dated as of October 18, 1999.

         10.17*   Employment Agreement with J. Keith Money, dated as of October 18, 1999.

         10.18*   Employment Agreement with Henry R. Winogrond, dated as of October, 1999.

         10.19*   Employment Agreement with John R. Daniel II, dated as of October 18, 1999.

         10.20*   Employment Agreement with Eugenio M. Valdes, dated as of October 18, 1999.

         10.21*   Employment Agreement with Jacobus N. Kras, dated as of October 18, 1999.

         10.22*   Floraplex User Agreement with Dole Fresh Flowers, dated December 10, 1999.

         10.23*   Master Outsourced Services Agreement with eCredit.com, Inc., dated December 30, 1999.

         10.24*   Form of Floraplex User Agreement with wholesale florists who are members of Premier Floral
                  Distributors and International Floral Distributors.

         10.25*   Agreement between World Commerce Online and Flower Auction Holland, dated October 22, 1999.

         10.26*   Agreement between Flower Purchase Network-Floraplex and Flower Auction Aalsmeer, dated
                  December 8, 1999.

         10.27*   Software License Agreement with i2 Technologies, Inc., dated April 29, 2000.

         21.1*    Subsidiaries.

         27.1*    Financial Data Schedule (for SEC use only).


---------------
* Previously Filed